     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 NOVIENT, INC.
             (Exact Name of Registrant as Specified in its Charter)

            GEORGIA                           7389                          58-2206548
(State or other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)        Identification Number)

                               3525 PIEDMONT ROAD
                             BUILDING 8, SUITE 500
                             ATLANTA, GEORGIA 30305
                                 (404) 720-3600
               (Address, Including Zip Code and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                                 MARK E. KOPCHA
                            CHIEF EXECUTIVE OFFICER
                                 NOVIENT, INC.
                               3525 PIEDMONT ROAD
                             BUILDING 8, SUITE 500
                             ATLANTA, GEORGIA 30305
                                 (404) 720-3600
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------

                                   Copies to:

   GRANT W. COLLINGSWORTH, ESQ.         JOHN J. KELLEY III, ESQ.
      JAMES H. SINNOTT, ESQ.                KING & SPALDING
 MORRIS, MANNING & MARTIN, L.L.P.      191 PEACHTREE STREET, N.E.
  1600 ATLANTA FINANCIAL CENTER       ATLANTA, GEORGIA 30303-1763
    3343 PEACHTREE ROAD, N.E.
      ATLANTA, GEORGIA 30326

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective. If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM                         AMOUNT OF
    SECURITIES TO BE REGISTERED           AGGREGATE OFFERING PRICE(1)                 REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per                $75,000,000                             $19,800
  share.............................
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 14, 2000

                                     [LOGO]

                                 NOVIENT, INC.

                                               SHARES

                                  COMMON STOCK

     Novient, Inc. is offering                shares of its common stock. This
is our initial public offering, and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol NVNT. We anticipate that the initial
public offering price will be between $          and $          per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to Novient, Inc....................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Novient has granted the underwriters a 30-day option to purchase up to an
additional             shares of common stock to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS
           J.P. MORGAN & CO.
                        WIT SOUNDVIEW
                                   THE ROBINSON-HUMPHREY COMPANY
                THE DATE OF THIS PROSPECTUS IS           , 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "OUR COMPANY," "NOVIENT," "WE," "US," AND "OUR" REFER TO NOVIENT, INC., A GEORGIA CORPORATION.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     6
Forward-Looking Statements..................................    18
Use of Proceeds.............................................    19
Dividend Policy.............................................    19
Capitalization..............................................    20
Dilution....................................................    21
Unaudited Pro Forma Condensed Consolidated Financial
  Statements................................................    22
Selected Consolidated Financial Data........................    26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    28
Business....................................................    37
Management..................................................    50
Related Party Transactions..................................    57
Principal Shareholders......................................    58
Description of Capital Stock................................    60
Shares Eligible for Future Sale.............................    63
Underwriting................................................    66
Legal Matters...............................................    68
Experts.....................................................    68
Where You Can Find More Information.........................    68
Index to Financial Statements...............................   F-1

                         ------------------------------

     Novient, Novient eServices, Novient iServerNet and WebProject are our
                                  trademarks.

This prospectus also includes trademarks, service marks and trade names of other companies.

                               PROSPECTUS SUMMARY

     This is only a summary and may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the related notes included in this prospectus. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares. This prospectus also assumes that all shares of preferred stock have been automatically converted into 6,844,750 shares of common stock and that all warrants to acquire shares of preferred stock have been automatically converted into warrants to acquire shares of common stock.

                                 NOVIENT, INC.

     We provide an Internet infrastructure solution to professional services organizations that optimizes global operations by enabling dynamic collaboration throughout an organization's services community. Our solution automates and streamlines the business processes of services organizations, including management of project opportunities, sharing of information and knowledge, allocation of professional resources and delivery of the professional services. These capabilities provide users with enterprise-wide visibility of business performance. In addition, our solution facilitates business transactions and collaboration over the Internet among a professional services organization, its clients, affiliated services organizations and independent professionals. Our customers have the choice to license our solution for a one-time fee or to access our solution through the Internet on hosted servers for a monthly subscription fee. To date, we have licensed our solution to approximately 120,000 users in 48 countries. Our customers are professional services organizations and internal services organizations within enterprises and include Andersen Consulting, Ariba, Cisco Systems, Compaq, GEAC, Proxicom, SAP AG and Sun Microsystems.

     Professional services organizations create information-based, time-sensitive deliverables using human capital and increasingly rely on networks of affiliated services organizations, as well as independent professionals, to provide additional capacity and expertise. The professional services market includes information technology, or IT, management consulting, engineering, financial services, law, tax and accounting. To remain competitive and satisfy clients, professional services organizations must allocate their resources more efficiently on a global basis. Currently, most organizations use non-integrated, function-specific systems that are not scalable, do not leverage the capabilities of the Internet, fail to provide uniform access to data and lack the robust functionality and capabilities of packaged software applications. These systems also lack the ability to facilitate real-time collaboration for professional services organizations. The lack of effective process automation and collaboration solutions often results in misallocation and lower utilization of resources, missed revenue opportunities and client dissatisfaction.

     Our Internet infrastructure solution consists of two key components to address these challenges: a patent-pending collaboration platform known as Novient iServerNet and a leading professional services automation, or PSA, application known as Novient eServices. Novient iServerNet is an XML-based, configurable, scalable platform designed to promote efficient database communications to meet the collaboration and communications requirements of professional services organizations. Novient eServices is a 100% Internet-based PSA application designed to serve the needs of the three primary participants in the services community: executives, resource managers and professionals. Our solution utilizes a scalable architecture that allows thin-server to server communication, as well as server to client communication, among multiple, distributed servers without the need for data replication. Together, the Novient iServerNet platform and the Novient eServices application provide a complete Internet infrastructure solution to the professional services community, allowing clients to create internal services portals and establish external services exchanges with affiliated services organizations and customers. Benefits to professional services organizations include:

     - real-time communication and collaboration;

     - scalability, security, and ease of implementation and maintenance;

     - expanded revenue opportunities;

     - increased speed and efficiency;

     - improved career management for individual professionals; and

     - enhanced client service.

     Our goal is to establish Novient as the leading provider of Internet infrastructure solutions for the professional services industry and the standard platform for the delivery and management of professional services. To achieve this goal, we intend to:

     - build on our experience and our existing technology leadership to expand into new markets;

     - utilize our development team to expand the functionality of our solution;

     - leverage our existing customer base to expand market share;

     - expand our sales force and distribution channels to target leading businesses worldwide; and

     - expand our application hosting business to better penetrate the market.

                              RECENT DEVELOPMENTS

     Acquisition of WebProject. In April 2000, we completed the acquisition of WebProject, Incorporated, a privately held software company based in San Mateo, California. WebProject's Java-based project management and collaboration software allows users to easily capture, access and share project and enterprise information through a project portal using an Internet browser. WebProject integrates project management, document management, a project portal, an executive information system and collaborative project discussion forums. WebProject's software is included in our Novient eServices offering.

     Andersen Consulting Alliance. In May 2000, we entered into an alliance with Andersen Consulting, a leading global management and technology consulting firm. Under the terms of the alliance, Andersen Consulting will market Novient as its preferred PSA solution. Andersen Consulting and Novient will jointly market the Novient solution to companies within the Global 2000 and other select targeted organizations. In addition, Andersen Consulting has agreed to provide global PSA consulting services for our solution. Andersen Consulting also agreed to license Novient eServices for implementation throughout its organization.

                                  OUR ADDRESS

     We were incorporated under the laws of the State of Georgia as InfoWave Technologies, Inc. in November 1995. In July 1999, we changed our name to Novient, Inc. Our headquarters is located at 3525 Piedmont Road, Building 8, Suite 500, Atlanta, Georgia 30305, and our telephone number is (404) 720-3600. Our web site is located at www.novient.com. Information contained on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by Novient..............  shares
Common stock outstanding after this
  offering...................................  shares
Use of proceeds..............................  We intend to use the net proceeds from this offering for general corporate purposes,
                                               including funding increased research and
                                               development and sales and marketing efforts
                                               and expanding our operations. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market symbol.......  NVNT

                         ------------------------------

     Except as otherwise indicated, the outstanding share information in this prospectus is based on shares outstanding as of May 31, 2000. This information excludes:

     - 4,957,500 shares of common stock presently reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 2,244,250 shares were outstanding as of May 31, 2000 at a weighted-average exercise price of $1.20 per share; and

     - 170,281 shares of common stock reserved for issuance upon exercise of outstanding warrants as of May 31, 2000 at a weighted-average exercise price of $2.81.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following financial data is a summary of the more complete financial information provided in our financial statements and notes thereto appearing at the end of this prospectus. The pro forma statement of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 reflect our acquisition of WebProject, which occurred on April 20, 2000, as if the acquisition had occurred on January 1, 1999. The pro forma net loss per share information reflects the conversion of our convertible preferred stock into common stock as if the conversion had occurred on January 1, 1999 or date of issuance if later.

     Our balance sheet data as of March 31, 2000 is presented:

     - on an unaudited actual basis;

     - on an unaudited pro forma basis to reflect our acquisition of WebProject and conversion of our convertible preferred stock into common stock; and

     - on an unaudited pro forma as adjusted basis to reflect our acquisition of WebProject and conversion of our convertible preferred stock into common stock and our receipt of the estimated net proceeds from our sale of shares of common stock at an assumed initial public offering
       price of $          per share and the use of the net proceeds as
       described in "Use of Proceeds."

     The information presented below should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                     THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                              ENDED MARCH 31,
                                -----------------------------------------------------   ---------------------------------------
                                                                           PRO FORMA                                 PRO FORMA
                                   1997          1998          1999          1999          1999          2000          2000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................    $  185        $1,868       $  4,584      $  4,800       $1,002        $ 1,440       $ 1,610
Gross profit..................       180         1,784          3,981         4,172          978            849         1,005
(Loss) income from
  operations..................       (62)          216         (3,532)       (8,279)         (14)        (5,255)       (6,381)
Net (loss) income.............       (62)          171         (3,333)       (8,216)          10         (5,123)       (6,298)
Net (loss) income available to
  common shareholders.........       (62)          171        (24,478)      (29,361)        (223)        (7,486)       (8,661)
Net (loss) income per share:
  Basic and diluted net (loss)
    income per share..........    $ (.01)       $  .03       $  (4.90)     $  (4.86)      $ (.04)       $ (1.46)      $ (1.40)
  Basic weighted-average
    common shares
    outstanding...............     4,920         4,994          4,995         6,040        4,995          5,130         6,174
  Diluted weighted-average
    common shares
    outstanding...............     4,920         5,652          4,995         6,040        4,995          5,130         6,174
Pro forma net loss per share
  (unaudited):
  Pro forma net loss per
    share.....................                               $  (0.39)     $  (0.85)                    $ (0.47)      $ (0.53)
  Pro forma basic and diluted
    weighted-average common
    shares outstanding........                                  8,575         9,620                      10,862        11,907

                                                                          MARCH 31, 2000
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL       PRO FORMA    AS ADJUSTED
                                                              -----------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 22,085      $ 20,638       $
Working capital.............................................     22,051        20,552
Total assets................................................     24,964        33,082
Long-term debt, less current portion........................         --            --
Convertible preferred stock.................................     52,427            --
Total shareholders' equity (deficit)........................    (29,111)       31,317

     The discussion and table excludes:

     - 4,957,500 shares of common stock reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 1,819,250 shares were outstanding as of March 31, 2000 at a weighted-average exercise price of $0.82 per share; and

     - 10,281 shares of common stock reserved for issuance upon exercise of warrants outstanding as of March 31, 2000 at a weighted-average exercise price of $7.66 per share.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and notes thereto appearing at the end of this prospectus. Any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently believe are immaterial, could harm our business and operating results and could result in a complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE ANTICIPATE INCURRING LOSSES IN THE FUTURE, AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

     We incurred net losses of $3.3 million in 1999 and $5.1 million in the three months ended March 31, 2000. As of March 31, 2000, we had incurred an accumulated deficit of $26.6 million. We intend to significantly increase our spending on items such as research and development, sales and marketing and operating infrastructure as part of our strategy to grow our business and eventually achieve profitability. As a result, we expect our operating and net losses to continue for the foreseeable future. We cannot assure you that we will increase revenues or control expenses sufficiently to achieve or maintain profitability in the future.

OUR LIMITED OPERATING HISTORY MAKES FORECASTING FUTURE PERFORMANCE DIFFICULT.

     We commenced operations in late 1995 and first recognized significant revenues from our operations in 1998. Our business strategy has changed considerably since that time. Accordingly, we have only a limited operating history on which to evaluate our business. As a result of our limited operating history, the emerging nature of the PSA market and the evolving nature of our business strategy, it will be difficult for us to accurately forecast our revenues. We incur expenses based primarily on operating plans and estimates of future revenues, and our expenses are largely fixed in the short term. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Accordingly, a failure to meet our revenue projections will have an immediate and negative impact on profitability. In addition, we currently intend to substantially increase operating expenses. If these expenses do not generate increased revenues, our earnings may be adversely affected and anticipated net losses may be greater than expected.

OUR BUSINESS MAY SUFFER IF CUSTOMERS REJECT OUR PRODUCTS AND SERVICES.

     We cannot be certain that our products and services will continue to achieve market acceptance. We derive a majority of our revenue from the license of our Novient eServices application. We expect this to continue for the foreseeable future. As a result, our future operating results depend upon the continued market acceptance of Novient eServices. In May 2000, we introduced version 6.0 of Novient eServices, which included added functionality and new modules, including Opportunity Management, Knowledge Management, WebProject, Time & Expense and Wireless. These additional modules are key factors in our ability to increase demand for our PSA application, and we cannot be certain that the expanded product suite will achieve widespread customer acceptance. Any material reduction in demand for this product could have an adverse effect on our business and operating results. Factors that could adversely affect sales of our products and services include:

     - failure of our products to meet customer expectations;

     - failure of our support services to adequately address customer needs;

     - failure to timely adapt our products and services to address changing customer needs;

     - failure to timely adapt our products and services to new technologies;
       and

     - competitive products that obtain greater market acceptance.

     In addition, our Novient eServices application currently operates only in the Windows NT operating environment. We are in the process of creating versions of this application for the Unix operating environment, which represents a significant investment on our part. We cannot assure you that our Unix-based application will achieve customer acceptance.

OUR SYSTEMS MUST BE ABLE TO INTEGRATE WITH THE INTERNAL SYSTEMS OF OUR
CUSTOMERS.

     In order for our products to be useful to our customers, it is often necessary that they be integrated with our customers' internal systems, such as financial and accounting, human resource, customer service and technical service systems. Integrating with other computer systems and software programs can be complex, time-consuming and expensive and may cause delays in the deployment of our products. Because most companies are only now beginning to adopt PSA solutions, many customers will be facing these integration issues for the first time in the context of PSA software. In addition, there is little uniformity in the systems used by our customers. If we cannot successfully integrate our products with these systems, our operating costs could increase and our reputation with existing and future customers could be damaged, which may have an adverse effect on our business and operating results.

OUR NOVIENT ISERVERNET OFFERING MAY NOT ACHIEVE WIDESPREAD CUSTOMER ACCEPTANCE.

     To date, we have only offered Novient iServerNet, our collaboration platform, as part of Novient eServices. As a result, we cannot be certain that Novient iServerNet will achieve widespread customer acceptance as a separate product offering. We believe that our Novient iServerNet offering will be a key factor in our ability to extend our solution beyond the enterprise to manage the relationships and interactions between professional services users, suppliers and subcontractors. Market demand for collaboration platforms linking multiple suppliers with each other and with buyers is in its early stages, particularly in the professional services industry. It is difficult to predict whether such collaboration platforms will succeed in displacing entrenched methods of doing business. Customers may therefore be reluctant to employ Novient iServerNet, which may have an adverse effect on the growth of our business.

WE MUST BE ABLE TO OFFER NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS TO MAINTAIN REVENUE GROWTH.

     Our competitiveness and ability to maintain or increase our market share will depend, in part, on our ability to develop, test, sell and support new and enhanced products on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. However, because the development of proprietary technologies entails significant technical and business risks and requires substantial expenditures and lead time, we may be unable to offer these products in a cost-effective or timely manner. If we experience product delays in the future, we may face:

     - customer dissatisfaction;

     - cancellation of orders and license agreements;

     - negative publicity;

     - loss of revenues;

     - slower market acceptance; and

     - legal actions by customers.

     Delays in bringing new products or product enhancements to market could be exploited by our competitors. If we lose market share as a result of delays in our product development, we may be unable to maintain or increase our revenues.

BECAUSE OUR SALES ARE ALMOST ENTIRELY TO THE IT SERVICES INDUSTRY, OUR REVENUES MAY DECLINE IF OUR CUSTOMERS IN THIS INDUSTRY DECREASE THEIR INFRASTRUCTURE SPENDING.

     While we intend to market our products to other professional services industries, we expect the IT services industry to remain the focus of our efforts for the foreseeable future. Sales to customers in the IT services industry accounted for substantially all of our revenues in 1999 and in the three months ended March 31, 2000. Given the high degree of competition and the rapidly changing environment in the IT services industry, there is no assurance that we will be able to maintain or increase sales in this industry. If we fail to maintain or expand our sales in this industry, it may have an adverse effect on our business and operating results.

WE HAVE FOCUSED ON THE IT SERVICES INDUSTRY, AND OUR EFFORTS TO EXPAND SALES OF OUR PRODUCTS AND SERVICES TO OTHER SERVICE INDUSTRIES MAY NOT SUCCEED.

     To date, we have sold our products and services primarily to the IT services industry. However, we intend to expand the marketing of our products and services to other professional services industries. Businesses outside of the IT services industry may be less likely to use our products and services. Even if they do, we may need to develop additional expertise or industry-specific knowledge, which we may be unable to do in a timely manner. Therefore, we may not succeed in marketing our products and services for use outside of the IT services industry. We may experience difficulties that could delay or prevent the successful introduction or marketing of new or enhanced products and services for additional professional services industries in the future. In addition, those products and services may not meet the needs of these new markets and may not achieve market acceptance.

OUR FUTURE REVENUE GROWTH COULD BE IMPAIRED IF WE ARE UNABLE TO DEVELOP ADDITIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS.

     If we do not develop relationships with significant indirect distribution channels, and if these distribution channels do not result in significant amounts of sales, our ability to acquire new customers and increase revenues may be impaired. We believe that our success in increasing our revenues depends in part on our ability to develop and expand our indirect distribution channels, including service providers, software vendors and application service providers. Since our agreements with referral sources generally are non-exclusive and normally are terminable without penalty on short notice, some of these referral sources may choose to discontinue working with us or may decide to work with our competitors. As we develop additional indirect distribution channels, we may experience conflicts with our direct sales force to the extent that these distribution channels target the same customer bases. If we are unable to successfully manage these potential conflicts, we may be unable to maximize our revenue growth.

OUR REVENUES DEPEND ON ORDERS FROM A FEW LARGE CUSTOMERS.

     A significant portion of our revenues depend on orders from a few large customers. If we fail to complete one or more of these orders, our revenues may decline or fail to meet expectations. In 1999, our three largest customers accounted for 31%, 14% and 13% of our total revenues, respectively. For the three months ended March 31, 2000, our three largest customers accounted for 35%, 16% and 14%, of our total revenues, respectively. Our operating results may be harmed if we are unable to attract new customers that place substantial orders or complete one or more substantial product sales in any future period.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY DUE TO THE LENGTHY AND UNPREDICTABLE SALES CYCLES FOR OUR PRODUCTS.

     Because our products and services have lengthy and unpredictable sales cycles, it is difficult for us to forecast the timing and recognition of revenues. Customers in our target markets often take an extended time to evaluate our products before purchasing them. In many of our sales efforts, we are required to deal directly with senior management of our customers, which often extends the length of the sales cycle. In addition, our products may have an even longer sales cycle in international markets. During the evaluation period, a variety of factors, including the introduction of new products or aggressive discounting by competitors and changes in our customers' budgets and purchasing priorities, may lead customers to not purchase or to reduce orders for our products. Since we are unable to control these and other factors that influence our customers' buying decisions, our sales cycles are often unpredictable. As a result, our operating results may vary significantly from period to period and, in some instances, be below the expectations of securities analysts and investors.

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY NEGATIVELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our revenues and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. As a result, you should not rely on period-to-period comparisons of revenues and results of operations as an indication of our future performance. Some of the factors that may affect our revenues and results of operations include:

     - size and timing of customer orders;

     - loss of one or more of our key customers or other relationships;

     - amount and timing of capital expenditures and other costs relating to the expansion of our operations;

     - seasonality in the sales of our products and services, which may differ in each of our markets; and

     - general economic conditions.

     Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate. If our operating results do not meet the expectations of securities analysts and investors, our stock price will likely decline.

WE MUST EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS TO BE SUCCESSFUL.

     We are rapidly expanding our operations and have hired additional sales, marketing and technology personnel. At May 31, 2000, we had a total of 153 employees as compared to 95 employees at December 31, 1999. We have also expanded our management and administration to support this growth, and we expect this expansion to continue at a rapid rate. This expansion has placed and will continue to place a significant strain on our managerial, operational and financial resources. If we are unable to manage our growth effectively, our business and operating results may be adversely affected.

WE ARE CURRENTLY EXPANDING OUR INTERNATIONAL OPERATIONS, WHICH WILL SUBJECT US TO SPECIAL RISKS AND UNCERTAINTIES THAT COULD NEGATIVELY AFFECT OUR BUSINESS.

     We intend to expand our international operations, which will require significant management attention and financial resources and may also negatively affect our business and operating results because of the following factors:

     - difficulties in staffing and managing foreign operations;

     - potential losses or gains from currency fluctuations;

     - increased financial, accounting and reporting burdens and complexities and potentially adverse tax consequences;

     - delays in delivering language-specific versions of our software due to our limited experience in creating these versions;

     - compliance with a wide variety of complex foreign laws and treaties;

     - increased difficulty in collecting delinquent or unpaid accounts;

     - reduced protection for intellectual property rights in some countries;
       and

     - licenses, tariffs and other trade barriers.

     Any of these factors, as well as others, could impair our ability to expand our international operations, and we cannot be certain that our international operations will produce desired levels of revenue or profitability.

ATTRACTING AND RETAINING KEY EMPLOYEES IS IMPORTANT TO OUR BUSINESS.

     A key factor to our success is the continued services and performance of our executive officers. If we lose the services of any of these individuals, our business and operating results could be adversely affected.

     We also depend on our ability to identify, hire and retain other highly skilled technical, managerial, marketing and customer service professionals. Competition for these personnel is intense. We generally do not have long-term employment agreements with any of our personnel other than some of our executive officers. We cannot be certain of our ability to identify, hire and retain sufficiently qualified personnel. For example, we may encounter difficulties in attracting a sufficient number of qualified software developers and operations personnel. Failure to identify, hire and retain necessary personnel may have an adverse effect on our business and operating results.

OUR EXECUTIVE MANAGEMENT TEAM HAS LIMITED EXPERIENCE WORKING TOGETHER.

     Our executive management team has limited experience working together, which may make it difficult to conduct and grow our business. We have added our President and Chief Operating Officer, our Executive Vice President of Corporate Strategy and Business Development, our Vice President of Business Development, and our Chief Financial Officer, Treasurer and Secretary, at varying times since December 1999. Therefore, there has been little or no opportunity to evaluate the effectiveness of our executive management team as a combined unit. The failure of executive management to function effectively as a team may have an adverse effect on our business and operating results.

SYSTEM FAILURE MAY CAUSE INTERRUPTION OF OUR HOSTED PSA SERVICES.

     The performance of our Internet servers and networking hardware and software infrastructure is critical to our hosted PSA software and our ability to provide high quality customer service. Any systems failure or interruption could result in disruption of our service or loss or compromise of customer data. These failures, especially if they are prolonged or repeated, would make our services less attractive to customers and damage our reputation. Reasons why our systems may fail include:

     - our systems and operations are vulnerable to damage or interruption from human error, natural disaster, power loss, telecommunications failures, break-ins, sabotage, computer viruses and similar events;

     - we rely on third parties to provide key components of our networks and system;

     - we rely on third-party communications services providers for high-speed connections that link our Internet servers and office systems to the Internet; and

     - our power system does not have a redundant backup system capable of mitigating the effect of a service disruption.

     There are several factors that may amplify the adverse impact of any infrastructure failure. For instance:

     - we do not currently have an alternative provider of hosting services;

     - our business interruption insurance may not be sufficient to compensate us for losses that could occur; and

     - our infrastructure and systems for our hosted applications are located at our corporate offices in Atlanta, Georgia.

     Any system failure that causes an interruption in service or a decrease in responsiveness of our Internet-based services, if sustained or repeated, may have an adverse effect on our business and operating results.

OUR PRODUCTS MAY SUFFER FROM DEFECTS OR ERRORS, WHICH MAY HARM OUR BUSINESS OR SUBJECT US TO PRODUCT LIABILITY CLAIMS.

     The products we offer are complex. Despite testing and quality control, our products may contain defects or errors that are not discovered until after we begin commercial shipments of the product. Any defects or errors may harm our business or subject us to product liability claims. Significant technical challenges may arise with our products because our customers purchase and deploy our products across a variety of computer platforms and integrate them with a number of third-party software applications and databases. Any defects or errors that are discovered after commercial release could result in the loss of revenue or delay in market acceptance of our products and services. Moreover, we could face significant product liability claims and higher development costs if our products contain undetected errors, if we fail to meet our customers' expectations or if our customers' systems experience failure following the implementation of our products, regardless of our responsibility for the failure. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms, or at all, or may be insufficient to cover one or more large claims. In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

THE THIRD-PARTY SOFTWARE WE RELY ON MAY SUFFER FROM DEFECTS OR ERRORS OR MAY BECOME UNAVAILABLE OR OBSOLETE, WHICH WOULD HARM OUR SALES.

     Our software contains components developed and maintained by third-party software vendors, and we expect to incorporate software from third-party vendors in our future software. We may be unable to replace the functionality provided by this third-party software if it becomes obsolete, defective or incompatible with future versions of our software, if it is not adequately maintained or updated or if we are unable to continue to license it from such third parties. Because we rely on this software to perform key functions, its unavailability for any reason could result in delays or reductions of sales or shipments of our products until alternative software can be developed or licensed.

WE MAY HAVE DIFFICULTY INTEGRATING CURRENT AND FUTURE ACQUISITIONS INTO OUR BUSINESS.

     We have recently acquired WebProject and may from time to time engage in acquisitions of other companies. As a result, we are exposed to increased risks, including:

     - the integration of new operations, products, services and personnel;

     - the diversion of resources from our existing businesses and technologies;

     - the inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

     - the maintenance of uniform standards, controls and policies;

     - accounting ramifications that adversely affect our financial results;

     - the impairment of employee and customer relations as a result of any integration of new management personnel; and

     - dilution to existing shareholders from the issuance of equity securities.

     In addition, liabilities or other problems associated with an acquired business may have an adverse effect on our business or operating results.

WE MIGHT BE UNABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

     We regard substantial elements of our products and services as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which may have an adverse effect on our business or operating results.

     While we have applied for two U.S. patents, there can be no assurance that these patents will be issued. Moreover, any new patent applications that we file may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties.

     Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in the software or Internet industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. Furthermore, our competitors may independently develop similar technologies that substantially limit the value of our intellectual property or design around patents issued to us.

THIRD PARTIES MIGHT BRING INFRINGEMENT CLAIMS AGAINST US OR OUR THIRD-PARTY SUPPLIERS THAT COULD HARM OUR BUSINESS.

     In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights, particularly in the software and Internet industries. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, if at all.

     In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain necessary licenses from third parties at a reasonable cost, or at all.

                         RISKS RELATED TO OUR INDUSTRY

THE MARKET FOR PSA SOLUTIONS IS EMERGING AND FUTURE OPERATING RESULTS AND GROWTH PROSPECTS DEPEND ON THIS MARKET'S CONTINUED GROWTH.

     All of our historical revenues have been attributable to the sale of our PSA application for professional services organizations. Professional services organizations have only recently begun to automate the management of their business processes, and it is uncertain whether major services organizations will choose to adopt process automation systems in large numbers. This market may not continue to develop, and IT services organizations may not choose our solution over manual processes, internally-developed applications or solutions that offer limited functionality. Companies that have already invested substantial resources in existing systems may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. While we have devoted significant resources to promoting market awareness of our solution and the problems it addresses, we do not know whether these efforts will be sufficient to support significant growth in the market for PSA solutions. Accordingly, the market for our solution may not continue to grow or, even if the market does grow in the immediate term, that growth may not be sustainable.

WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES.

     The market for Internet infrastructure for the professional services industry is relatively new and is subject to frequent technological changes. The intensity of competition and the pace of change are expected to increase in the future as new competitors enter this market. A number of companies offer or may offer in the future products and services that vary in competitive functionality. These include:

     - developers of PSA software and related Internet-based applications;

     - providers of hosted software for IT consultants;

     - operators of centralized online market places for professional services; and

     - enterprise resource planning, or ERP, software companies.

     Many of our competitors have longer operating histories and significantly greater financial, marketing and other resources. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share and undertake extensive marketing campaigns. Competitive pressures may make it difficult to acquire and retain customers and may require us to reduce the price of our products. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully, our business and operating results will be harmed.

OUR FUTURE REVENUES DEPEND ON THE CONTINUED GROWTH IN THE USE AND EFFICIENT OPERATION OF THE INTERNET.

     Our products are designed to be used over the Internet. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet, which is evolving as a communications medium. Rapid growth in the use of the Internet is a recent phenomenon and may not continue. This rapid growth has resulted in slower response times that makes the Internet, and as a result our Internet-based products, less attractive. As a result, a broad base of customers that are willing to use the Internet as a primary means of managing IT services may not develop or be maintained. If businesses do not continue to accept the Internet as a communications medium, the demand for our solution could be significantly reduced, and any future Internet-based features that we develop or market may not be commercially successful.

     Factors that could inhibit the growth of the Internet and its use as a communications medium include:

     - delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility and quality of service;

     - the ability of the Internet to support the demands placed on it by continued growth; and

     - concerns about privacy and the use of data collected over the Internet.

INTERNET COMMERCE AND DATABASE SECURITY CONCERNS COULD ADVERSELY AFFECT OUR BUSINESS.

     The secure transmission of confidential information over public networks is a fundamental requirement for Internet-based commerce. Concerns over the security of transactions and information and other privacy issues may also inhibit the growth of the Internet and the online PSA industry. We use encryption and authentication technology for the transmission of confidential information through our Internet-based systems. Technological advances, including new discoveries in the field of cryptography, could result in a compromise or breach of our security systems. Security breaches could have an adverse effect on our business and operating results. An intruder who breaches our security measures could misappropriate proprietary information or cause interruptions in our operations. We could be required to spend a significant amount of time and money to protect against security breaches or to alleviate problems caused by such breaches. Security breaches could also expose us to a risk of loss or litigation and possible liability. We cannot be certain that our security measures will prevent breaches.

POTENTIAL IMPOSITION OF GOVERNMENTAL REGULATION OR TAXATION ON ELECTRONIC COMMERCE COULD LIMIT OUR GROWTH.

     The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our solution, increase our cost of doing business or otherwise have an adverse impact on our business. Few laws or regulations currently apply directly to commerce on the Internet. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding Internet user privacy, taxation, pricing, quality of products and services and intellectual property ownership. It is uncertain how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret and defamation.

     The recent growth of Internet commerce has been attributed by some to the lack of sales and value-added taxes on interstate sales of goods and services over the Internet. Numerous state and local authorities have expressed a desire to impose such taxes on sales to businesses in their jurisdictions. The Internet Tax Freedom Act of 1998 prevents imposition of new Internet specific taxes through October 2001. On May 10, 2000, the U.S. House of Representatives passed a bill that would, if adopted into law, extend the federal moratorium for another five years. However, if the moratorium is not renewed, or if it is terminated before its expiration, sales of goods and services over the Internet could be subject to multiple overlapping tax schemes, which could substantially hinder the growth of Internet-based commerce, including use of our product offerings.

                         RISKS RELATED TO THE OFFERING

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

     Before this offering, you could not buy or sell our common stock publicly. While we anticipate that our common stock will trade on the Nasdaq National Market after the offering, an active public market may not develop or be sustained. Furthermore, our common stock may not remain eligible to trade on the Nasdaq National Market, which could result in an illiquid market for our common stock. In addition, the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters and may be based on factors that may not be indicative of future market performance.

     The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume volatility. These broad market and industry factors may harm our stock price, regardless of our operating performance. Accordingly, the market price of our common stock is likely to be highly volatile. You may be unable to resell your shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. We cannot assure you that our stock price will trade at the same level as other technology stocks or that technology stocks in general will sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     - actual or anticipated variations in quarterly revenues and operating results;

     - announcements of technological innovations by our competitors and introduction of competing products and services;

     - changes in financial estimates by securities analysts or our failure to meet such analysts' expectations;

     - changes in the market valuations of other comparable companies;

     - announcements by our competitors of significant contracts, acquisitions, strategic relationships or capital commitments;

     - additions or departures of key personnel; and

     - future sales of our common stock.

     Many of these factors are beyond our control. These factors may adversely affect the market price of our common stock, regardless of our operating performance.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES CLASS ACTION CLAIMS AGAINST US.

     Significant price fluctuations have occurred with respect to the securities of technology companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward movement in the market price of a company's securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

WE WILL RETAIN BROAD DISCRETION IN USING THE NET PROCEEDS FROM THIS OFFERING, AND OUR BUSINESS GOALS MAY NOT BE ACHIEVED IF THESE PROCEEDS ARE NOT USED EFFECTIVELY.

     We will retain broad discretion over the application of the net proceeds from this offering, as well as the timing of our expenditures. Our failure to apply these proceeds effectively could adversely affect our business. We may use these funds for general corporate purposes, including increased research and development and sales and marketing efforts and expansion of our operations. The net proceeds may be used for corporate purposes that do not increase our profitability or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. The timing of our use of the net proceeds will depend on a number of factors, including the amount and timing of our future cash flows. For more information, see "Use of Proceeds."

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS WILL RETAIN SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING.

     Upon the closing of this offering, our executive officers, directors and holders of 5% or more of our common stock, together with their affiliates, will,
in the aggregate, own approximately      % of our outstanding common stock. As a
result, these shareholders, acting together, will have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, this concentration of ownership may have the effect of delaying or preventing a transaction that would result in a change in control, even if it would result in a premium over the market price for our common stock.

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Following the offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in the future. The market price for our common stock could decline as a result of sales of large numbers of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales might make it more difficult to sell securities in the future at a time and a price we may deem appropriate.

     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under some agreements that our shareholders have entered into with the underwriters. Those agreements restrict our shareholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the common stock from the restrictions of these agreements. The following table indicates approximately when the shares of our common stock that are not being sold in the offering will be eligible for sale into the public market:

                                                              ELIGIBILITY OF RESTRICTED
                                                                 SHARES FOR SALE IN
                                                                    PUBLIC MARKET
                                                              -------------------------
On the date of this prospectus..............................                 --
180 days after the date of this prospectus..................          8,434,750
At various times after 180 days after the date of this
  prospectus................................................          4,692,019
                                                                     ----------
          Total.............................................         13,126,769
                                                                     ==========

     We have agreed not to sell or dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under our stock option plans. We have an agreement with the holders of an aggregate of 7,015,031 shares of our common stock, including shares issuable upon conversion of outstanding convertible securities, that gives them the right to require us to register their shares of common stock for resale under the Securities Act of 1933. The exercise of these registration rights will cause the registered shares to become eligible for sale. The sale of a large number of these shares, or the possibility that such sales may occur, may adversely affect the market price of our common stock. For more information, see "Shares Eligible for Future Sale."

OUR ARTICLES OF INCORPORATION AND BYLAWS AND GEORGIA LAW COULD MAKE AN ACQUISITION BY A THIRD PARTY MORE DIFFICULT.

     Some provisions of our articles of incorporation and bylaws and provisions of Georgia law may delay or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. For example, our articles of incorporation and bylaws provide, among other things, that:

     - our board of directors, without shareholder approval, has the authority to issue preferred stock with rights superior to the rights of the holders of common stock;

     - our shareholders must comply with advance notice provisions contained in our bylaws to make proposals at shareholder meetings and nominate candidates for election to our board of directors;

     - our board of directors is classified and directors have staggered terms; and

     - our shareholders may not act by written consent and may only call a special meeting upon request of 50% of the votes entitled to be cast on each issue to be considered at the special meeting.

     Georgia law also contains "business combination" and "fair price" provisions that have the effect of delaying or preventing a takeover attempt. Even in the absence of a takeover attempt, these provisions could adversely affect the market price of our common stock. For more information, see "Description of Capital Stock."

OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, PREFERRED SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Our articles of incorporation grant to our board of directors the authority to issue any number of preferred shares in one or more series up to the total number preferred shares authorized. Our board of directors therefore will be able to set the rights and preferences of, and issue, any series of preferred shares in its sole discretion without the approval of the holders of common shares. The rights and preferences of these preferred shares may be superior to those of the common shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change of control of our company. Immediately after this offering, there will be no outstanding preferred shares, and we will have the ability to issue 10,000,000 preferred shares.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE SHARES YOU PURCHASE.

     If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value per share in the amount of
$          . This dilution is in large part because our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Further dilution may result if options or warrants to purchase shares of common stock are exercised in the future.

YOU WILL EXPERIENCE DILUTION IN YOUR PERCENTAGE OWNERSHIP OF OUR COMPANY IF WE RAISE ADDITIONAL FUNDS THROUGH THE ISSUANCE OF ADDITIONAL EQUITY OR CONVERTIBLE SECURITIES.

     If we raise additional funds through the issuance of equity securities or convertible securities, you will experience dilution of your percentage ownership of our company, which may be substantial. At this time, we cannot predict whether or when we may raise additional funds. In addition, any securities we issue in connection with raising such funds may have powers, preferences and rights that are preferential to the holders of our common stock and may limit our ability to pay dividends on our common stock.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, AND YOU MAY NOT EXPERIENCE A RETURN ON YOUR INVESTMENT WITHOUT SELLING YOUR SHARES.

     We do not intend to pay dividends and you may not experience a return on investment without selling shares. We have never declared or paid any cash dividends on our capital stock. Therefore, you will not experience a return on your investment in our common stock without selling your shares since we currently intend on retaining future earnings to fund our growth and do not expect to pay dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. They include statements concerning:

     - our business strategy;

     - liquidity and capital expenditures;

     - our use of the proceeds of the offering;

     - future sources of revenues;

     - expansion of our products and services;

     - payment of dividends;

     - growth of the professional services industry;

     - anticipated spending on operating expenses;

     - future profitability;

     - marketing our products and services to additional professional services industries;

     - expansion of our international operations; and

     - the necessity or likelihood of raising additional capital.

     These forward-looking statements are usually accompanied by words such as "expect," "anticipate," "believe," "goal," "plan," "future," "seek," "intend," "estimate," "predict," "potential," "continue," "may," "will," and "should" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of                shares of
common stock in this offering of approximately $       million. If the
underwriters exercise their over-allotment option in full, our net proceeds from
the sale of                shares of common stock in this offering are estimated
to be approximately $       million. These estimates are based on an assumed
public offering price of $          per share and are after deducting estimated
underwriting discounts and commissions and estimated expenses payable by us in connection with the offering.

     We currently expect to use the net proceeds of this offering for general corporate purposes, including funding increased research and development and sales and marketing efforts and expanding our operations. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

     The description above represents our present intentions based upon present plans and business conditions. The amounts we actually use for each purpose may vary significantly and are subject to change at our discretion depending upon factors such as economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. Our board of directors has broad discretion as to whether to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000. Our capitalization is presented:

     - on an unaudited actual basis;

     - on an unaudited pro forma basis to reflect our acquisition of WebProject and conversion of our convertible preferred stock into common stock; and

     - on an unaudited pro forma as adjusted basis to reflect our acquisition of WebProject and conversion of our convertible preferred stock into common stock and our receipt of the estimated net proceeds from our sale of shares of common stock at an assumed initial public
       offering price of $          per share and the use of the net proceeds as
       described in "Use of Proceeds."

     The information presented below is unaudited and should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term debt..............................................  $     --   $     --     $
Convertible preferred stock, $0.001 par value; 10,000,000
  shares authorized:
  Series A convertible preferred stock -- $0.001 par value;
     520,833 authorized; 227,250 shares issued and
     outstanding actual and none outstanding pro forma and
     none outstanding pro forma as adjusted.................     5,228         --
  Series B convertible preferred stock -- $0.001 par value;
     2,898,000 authorized; 2,898,000 shares issued and
     outstanding actual and none outstanding pro forma and
     none outstanding pro forma as adjusted.................    22,199         --
  Series C convertible preferred stock -- $0.001 par value;
     3,275,281 authorized; 3,265,000 shares issued and
     outstanding actual and none outstanding pro forma and
     none outstanding pro forma as adjusted.................    25,000         --
                                                              --------   --------
          Total convertible preferred stock.................    52,427         --
                                                              --------   --------
Shareholders' equity (deficit):
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 5,237,500 shares issued and outstanding;
     13,126,769 shares issued and outstanding pro forma and
               shares issued and outstanding pro forma as
     adjusted...............................................         5         13
  Additional paid-in capital................................        --     60,420
  Deferred stock-based compensation.........................    (2,541)    (2,541)
  Accumulated deficit.......................................   (26,575)   (26,575)
                                                              --------   --------
          Total shareholders' equity (deficit)..............   (29,111)    31,317
                                                              --------   --------     --------
          Total capitalization..............................  $ 23,316   $ 31,317     $
                                                              ========   ========     ========

                                    DILUTION

     As of March 31, 2000, our pro forma net tangible book value was approximately $21.8 million or $1.66 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 6,844,750 shares of our common stock and the acquisition of WebProject, which occurred on April 20, 2000, as if the acquisition had occurred on March 31, 2000. If we give effect to our sale of shares of common stock in this offering at an assumed initial
public offering price of $          per share and the application of the
estimated net proceeds from this offering, our pro forma net tangible book value
at March 31, 2000 would have been approximately $     million, or $          per
share of common stock. This represents an immediate increase in such net
tangible book value of $          per share to existing shareholders and an
immediate decrease in net tangible book value of $          per share to new
investors. The following table illustrates this unaudited per share dilution to new investors:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share at March 31,
     2000...................................................  $
  Increase attributable to new investors....................
                                                              ------
Pro forma adjusted net tangible book value per share after
  this offering.............................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table summarizes, as of March 31, 2000, on the pro forma basis described above, the total number of shares sold by us, the consideration paid to us for those shares and the average price per share paid by the existing
shareholders and by new investors purchasing                shares of common
stock in this offering at an assumed initial public offering price of
$          per share, before deducting the estimated underwriting discounts and commissions and offering expenses:

                                      SHARES PURCHASED     TOTAL CONSIDERATION
                                     -------------------   -------------------   AVERAGE PRICE
                                      NUMBER     PERCENT   AMOUNT     PERCENT      PER SHARE
                                     --------    -------   -------    --------   -------------
Existing shareholders............                      %    $               %      $
New investors....................
                                     --------     -----     -----      -----
          Total..................                 100.0%    $          100.0%
                                     ========     =====     =====      =====

     The discussion and table excludes:

     - 4,957,500 shares of common stock reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 1,819,250 shares were outstanding as of March 31, 2000 at a weighted-average exercise price of $0.82 per share; and

     - 10,281 shares of common stock reserved for issuance upon exercise of warrants outstanding as of March 31, 2000 at a weighted-average exercise price of $7.66 per share.

     The exercise of these options and warrants will have the effect of increasing the net tangible book value dilution of new investors in this offering.

     Assuming full exercise of the underwriters' over-allotment option, the
percentage of shares held by existing shareholders would be      % of the total
number of shares of common stock to be outstanding after the offering, and the number of shares held by new shareholders would be increased to
               shares, or      % of the total number of shares of common stock
to be outstanding after the offering.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Novient and WebProject been a combined company during the specified periods. The unaudited pro forma condensed consolidated financial statements, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements and related notes thereto of Novient and WebProject included at the end of this prospectus. The following unaudited pro forma condensed consolidated financial statements give effect to the acquisition of WebProject by Novient using the purchase method of accounting. The unaudited pro forma condensed consolidated financial statements are based on the respective historical audited and unaudited financial statements and related notes of Novient and WebProject.

     The pro forma adjustments are preliminary and based on management's estimates of the value of the tangible and intangible assets acquired. The actual adjustments may differ materially from those presented in these pro forma financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to goodwill and other intangible assets.

     The pro forma adjustments do not include conversion of our convertible preferred stock to common stock.

     On April 20, 2000, we acquired all of the outstanding stock of WebProject in exchange for the issuance of 1,044,519 shares of our common stock and $1.5 million in cash. The total cost of the acquisition was estimated at approximately $9.5 million and has been accounted for using the purchase method of accounting. In addition, we have committed to make an additional payment of up to $6 million in cash based on revenues attributed to sales of the WebProject product and customer referrals during 2000. For more information, see Note 9 to our historical consolidated financial statements.

     The unaudited pro forma condensed consolidated balance sheet as of March 31, 2000 assumes the acquisition of WebProject occurred on March 31, 2000. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 assume the acquisition of WebProject was effective on January 1, 1999.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                 MARCH 31, 2000
                                           -----------------------------------------------------------
                                                                               PRO FORMA
                                           NOVIENT    WEBPROJECT   COMBINED   ADJUSTMENTS    PRO FORMA
                                           --------   ----------   --------   -----------    ---------
                 ASSETS
Cash and cash equivalents................  $ 22,085      $ 53      $ 22,138     $(1,500)(a)  $ 20,638
Accounts receivable, net.................     1,565        65         1,630          --         1,630
Other current assets.....................        49        --            49          --            49
                                           --------      ----      --------     -------      --------
          Total current assets...........    23,699       118        23,817      (1,500)       22,317
Property and equipment...................     1,084        --         1,084                     1,084
Goodwill.................................        --        --            --       9,500(b)      9,500
Other assets.............................       181        --           181          --           181
                                           --------      ----      --------     -------      --------
                                           $ 24,964      $118      $ 25,082     $ 8,000      $ 33,082
                                           ========      ====      ========     =======      ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
                 (DEFICIT)
Accounts payable.........................       859        21           880          --           880
Accrued expenses.........................       496        50           546          41(c)        587
Deferred revenue.........................       293        --           293          --           293
Advance from shareholders................        --         5             5          --             5
                                           --------      ----      --------     -------      --------
          Total current liabilities......     1,648        76         1,724          41(c)      1,765
Convertible preferred stock..............    52,427        --        52,427          --        52,427
Shareholders' equity (deficit):
  Common stock...........................         5         1             6          --             6
  Additional paid-in capital.............        --        --            --       8,000(c)      8,000
  Deferred stock-based compensation......    (2,541)       --        (2,541)         --        (2,541)
  Retained earnings (accumulated
     deficit)............................   (26,575)       41(c)    (26,534)        (41)(c)   (26,575)
                                           --------      ----      --------     -------      --------
          Total shareholders' equity
            (deficit)....................   (29,111)       42       (29,069)      7,959       (21,110)
                                           --------      ----      --------     -------      --------
                                           $ 24,964      $118      $ 25,082     $ 8,000      $ 33,082
                                           ========      ====      ========     =======      ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31, 1999
                                           -----------------------------------------------------------
                                                                               PRO FORMA
                                           NOVIENT    WEBPROJECT   COMBINED   ADJUSTMENTS    PRO FORMA
                                           --------   ----------   --------   -----------    ---------
Revenues.................................  $  4,584      $216      $  4,800     $    --      $  4,800
Cost of revenues.........................       603        25           628          --           628
                                           --------      ----      --------     -------      --------
          Gross profit...................     3,981       191         4,172          --         4,172
Operating expenses:
  Selling and marketing..................     2,678        --         2,678          --         2,678
  General and administrative.............     1,820       112         1,932          --         1,932
  Research and development...............     2,371        76         2,447          --         2,447
  Depreciation and amortization..........       189        --           189       4,750(d)      4,939
  Noncash stock compensation.............       455        --           455          --           455
                                           --------      ----      --------     -------      --------
          Total operating expenses.......     7,513       188         7,701       4,750        12,451
                                           --------      ----      --------     -------      --------
          (Loss) income from
            operations...................    (3,532)        3        (3,529)     (4,750)       (8,279)
Interest income..........................       148        --           148        (135)(e)        13
                                           --------      ----      --------     -------      --------
          (Loss) income before income
            taxes........................    (3,384)        3        (3,381)     (4,885)       (8,266)
Income tax (benefit) expense.............       (51)        1           (50)         --           (50)
                                           --------      ----      --------     -------      --------
          Net (loss) income..............    (3,333)        2        (3,331)     (4,885)       (8,216)
Preferred stock accretion................   (21,145)       --       (21,145)         --       (21,145)
                                           --------      ----      --------     -------      --------
          Net (loss) income available to
            common shareholders..........  $(24,478)     $  2      $(24,476)    $(4,885)     $(29,361)
                                           ========      ====      ========     =======      ========
Pro forma net loss per share:
  Pro forma net loss per share...........                                                    $  (4.86)
                                                                                             ========
  Pro forma basic and diluted weighted-
     average common shares outstanding...                                                       6,040
                                                                                             ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                        THREE MONTHS ENDED MARCH 31, 2000
                                           -----------------------------------------------------------
                                                                               PRO FORMA
                                           NOVIENT    WEBPROJECT   COMBINED   ADJUSTMENTS    PRO FORMA
                                           --------   ----------   --------   -----------    ---------
Revenues.................................  $  1,440      $170      $  1,610     $    --      $  1,610
Cost of revenues.........................       591        14           605          --           605
                                           --------      ----      --------     -------      --------
          Gross profit...................       849       156         1,005          --         1,005
Operating expenses:
  Selling and marketing..................     1,747        --         1,747          --         1,747
  General and administrative.............     1,100        51         1,151          --         1,151
  Research and development...............     1,207        43         1,250          --         1,250
  Depreciation and amortization..........       126        --           126       1,188(d)      1,314
  Noncash stock compensation.............     1,924        --         1,924          --         1,924
                                           --------      ----      --------     -------      --------
          Total operating expenses.......     6,104        94         6,198       1,188         7,386
                                           --------      ----      --------     -------      --------
          (Loss) income from
            operations...................    (5,255)       62        (5,193)     (1,188)       (6,381)
Interest income (expense)................       132        (2)          130         (23)(e)       107
                                           --------      ----      --------     -------      --------
          (Loss) income before income
            taxes........................    (5,123)       60        (5,063)     (1,211)       (6,274)
Income tax (benefit) expense.............        --        24            24          --            24
                                           --------      ----      --------     -------      --------
          Net (loss) income..............    (5,123)       36        (5,087)     (1,211)       (6,298)
Preferred stock accretion................    (2,363)       --        (2,363)         --        (2,363)
                                           --------      ----      --------     -------      --------
          Net (loss) income available to
            common shareholders..........  $ (7,486)     $ 36      $ (7,450)    $(1,211)     $ (8,661)
                                           ========      ====      ========     =======      ========
Pro forma net loss per share:
  Pro forma net loss per share...........                                                    $  (1.40)
                                                                                             ========
  Pro forma basic and diluted weighted
     average common shares outstanding...                                                       6,174
                                                                                             ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following pro forma adjustments were made to our historical financial statements to arrive at our unaudited pro forma condensed consolidated financial statements:

          (a) Reflects cash consideration paid to WebProject shareholders of $1.5 million.

          (b) Represents the excess purchase price over the fair value of assets acquired of $9.5 million allocated as goodwill and other intangible assets.

          (c) Reflects issuance of 1,044,519 shares of our common stock in exchange for all of the outstanding common stock of WebProject and elimination of WebProject equity.

          (d) Reflects amortization of $9.5 million of goodwill and other intangible assets over its estimated useful life of two years beginning January 1, 1999 resulting from the preliminary allocation of the purchase price.

          (e) Represents reduced interest income assuming an interest rate of 9.0% related to $1.5 million cash consideration paid to the shareholders of WebProject assuming it was paid on January 1, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Our selected financial data set forth below should be read in conjunction with our financial statements and notes thereto appearing at the end of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from, and are qualified by reference to, our financial statements, which have been audited by KPMG LLP. The balance sheet data as of December 31, 1997 are derived from audited balance sheet not included in this prospectus. The balance sheet and statement of operations data as of December 31, 1996 and for the year then ended are derived from unaudited financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 1999 and 2000, and the balance sheet data as of March 31, 2000, are derived from our unaudited financial statements appearing at the end of this prospectus. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with our annual financial statements, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the financial position and results of operations for these unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

                                                                                             THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                                         ----------------------------------------------   -------------------------
                                            1996          1997        1998       1999        1999          2000
                                         -----------   ----------   --------   --------   -----------   -----------
                                         (UNAUDITED)                                      (UNAUDITED)   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues...............................   $      1     $      185   $  1,868   $  4,584    $  1,002      $  1,440
Cost of revenues.......................         --              5         84        603          24           591
                                          --------     ----------   --------   --------    --------      --------
         Gross profit..................          1            180      1,784      3,981         978           849
Operating expenses:
  Selling and marketing................         --             24        463      2,678         335         1,747
  General and administrative...........         14            108        475      1,820         245         1,100
  Research and development.............         --            100        607      2,371         391         1,207
  Depreciation and amortization........         --             10         23        189          20           126
  Noncash stock compensation...........         --             --         --        455           1         1,924
                                          --------     ----------   --------   --------    --------      --------
         Total operating expenses......         14            242      1,568      7,513         992         6,104
                                          --------     ----------   --------   --------    --------      --------
         (Loss) income from
           operations..................        (13)           (62)       216     (3,532)        (14)       (5,255)
Interest income........................         --             --          6        148          24           132
                                          --------     ----------   --------   --------    --------      --------
         (Loss) income before income
           taxes.......................        (13)           (62)       222     (3,384)         10        (5,123)
Income tax expense (benefit)...........         --             --         51        (51)         --            --
                                          --------     ----------   --------   --------    --------      --------
         Net (loss) income.............        (13)           (62)       171     (3,333)         10        (5,123)
Preferred stock accretion..............         --             --         --    (21,145)       (233)       (2,363)
                                          --------     ----------   --------   --------    --------      --------
         Net (loss) income available to
           common shareholders.........   $    (13)    $      (62)  $    171   $(24,478)   $   (223)     $ (7,486)
                                          ========     ==========   ========   ========    ========      ========
Net income (loss) per share:
  Basic and diluted net income (loss)
    per share..........................   $     --     $     (.01)  $    .03   $  (4.90)   $   (.04)     $  (1.46)
                                          ========     ==========   ========   ========    ========      ========
  Basic weighted-average common shares
    outstanding........................      4,920          4,920      4,994      4,995       4,995         5,130
  Diluted weighted-average common
    shares outstanding.................      4,920          4,920      5,652      4,995       4,995         5,130

                                                                      DECEMBER 31,
                                                     ----------------------------------------------    MARCH 31,
                                                        1996          1997        1998       1999        2000
                                                     -----------   ----------   --------   --------   -----------
                                                     (UNAUDITED)                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................   $     --     $      195   $    299   $  1,240    $ 22,085
Working capital (deficit)..........................        (25)           197        294        506      22,051
Total assets.......................................         12            278        928      2,808      24,964
Long-term debt, less current portion...............         --             --         --         --          --
Convertible preferred stock........................         --            175        175     25,064      52,427
Total shareholders' equity (deficit)...............        (13)            51        247    (23,763)    (29,111)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements, the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide an Internet infrastructure solution to professional services organizations that optimizes global operations by enabling dynamic collaboration throughout an organization's services community. Our solution automates and streamlines the business processes of services organizations, including management of project opportunities, sharing of information and knowledge, allocation of professional resources and delivery of the professional services. These capabilities provide users with enterprise-wide visibility of business performance. In addition, our solution facilitates business transactions and collaboration over the Internet among a professional services organization, its clients, affiliated services organizations and independent professionals. To date, we have licensed our solution to approximately 120,000 users in 48 countries. Our customers are professional services organizations and internal services organizations within enterprises and include Andersen Consulting, Ariba, Cisco Systems, Compaq, GEAC, Proxicom, SAP AG and Sun Microsystems.

     We were incorporated in Georgia as InfoWave Technologies, Inc. in November 1995. In 1999, we changed our name to Novient, Inc. We introduced our first software product in early 1997, a 100% Internet-based PSA application known as Consultant Exchange. Since that time, we have continued to modify, enhance and add new modules to our PSA application, which is currently known as Novient eServices. In May 2000, we introduced an innovative Internet infrastructure platform known as Novient iServerNet and released version 6.0 of Novient eServices. Version 6.0 of Novient eServices consists of the following modules:
Opportunity Management, Resource Management, Knowledge Management, WebProject, Time & Expense, Practice Management and Wireless.

     We sell our products to professional services organizations and internal services organizations within enterprises and derive substantially all of our revenues from:

     - the sale of licenses of our software products;

     - the provision of maintenance and support; and

     - the delivery of implementation consulting services and training.

     Product license revenues consist of license fees and subscription fees. License fees are generally based upon the number of seats, or users, licensed by the customer and the number and type of applicable modules. We also offer our customers the ability to use our software products through the Internet on servers hosted by us for a monthly subscription fee. Customers who license our Internet software products enter into maintenance and support agreements, which provide for version upgrades and technical support for a stated term of generally one year. Maintenance and support services are included in the service provided to subscription customers.

     We recognize license revenues when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Subscription fees include fixed fees for use of our Internet-hosted applications and are recognized as product revenue over the service period, and included in software license fees. We have adopted the provisions of Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on fair values of the elements, such as software products, maintenance and support and consulting services. The determination of fair value is based on objective evidence that is specific to us or the price established by management having the authority to do so.

     Service revenues consist primarily of maintenance, support, consulting and training fees for the associated products. Maintenance and support revenues are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year. Consulting services and training revenues are recognized as the training, implementation or consulting services are performed. If maintenance and support services are included in an arrangement that involves a license agreement, amounts related to maintenance and support services are allocated based upon objective evidence of fair value, which is based on the price when such elements are sold separately, or when not sold separately, the price established by management having the authority to do so.

     We market our products and services primarily through our direct sales organizations in the U.S. and the United Kingdom and, to a lesser extent, through indirect distribution channels. Our future success will depend, in part, on the successful development of our direct sales force, the international markets for our products, and other indirect sales channels. In order to increase sales, we plan to expand our direct sales force by hiring additional salespersons, sales engineers and sales management personnel. We also plan to establish and maintain relationships with distributors, system integrators, independent software vendors and other third parties. We have entered into a number of relationships to expand our business. For example, we entered into an agreement with Andersen Consulting pursuant to which Andersen Consulting will market Novient as its preferred PSA provider. We also have established relationships with Lawson Software, Hyperion Solutions and SkillsVillage.

     Our future success also depends on our continued investment in research and development and the continued expansion of our sales, marketing and professional services organization. As a result of this investment in infrastructure, we incurred net losses of $5.1 million for the three months ended March 31, 2000 and $3.3 million for 1999. As of March 31, 2000, we had an accumulated deficit of $26.6 million. We believe our success is contingent on increasing our customer base and on continuing to develop our Novient iServerNet platform and Novient eServices application and related services. We intend to continue to invest heavily in research and development, sales and marketing and internal infrastructure. As a result, we anticipate that operating expenses will constitute a significant use of our cash resources and that we will continue to generate net losses for the foreseeable future.

     We have issued restricted stock and stock options to employees and consultants that require us to record noncash stock compensation expense. Noncash stock compensation expense related to the issuance of restricted stock and option grants to employees represents the amortization, over the vesting period of the option, of the difference between the exercise price of options granted to employees and the deemed fair value of our common stock for financial reporting purposes. We recorded noncash stock compensation expense of approximately $1.9 million for the three months ended March 31, 2000 and $455,000 in 1999. As of March 31, 2000, the deferred stock-based compensation balance was approximately $2.5 million and will be amortized over the remaining vesting period of the options. We expect to record noncash stock compensation charges for the three months ended June 30, 2000.

     In April 2000, we completed the acquisition of WebProject, Incorporated, a privately held software company based in San Mateo, California. WebProject's Java-based project management and collaboration software allows users to easily capture, access and share project and enterprise information through a project portal Internet page directly from the user's browser. We issued 1,044,519 shares of common stock and paid $1.5 million in cash for all of WebProject's outstanding capital stock. In addition, we have committed to make an additional payment of up to $6 million in cash based on revenues attributed to sales of the WebProject product and customer referrals during 2000. The transaction was accounted for as a purchase. The purchase price of approximately $9.5 million is being amortized over a two-year period as amortization of goodwill and other intangible assets. Any additional payments made will be added to goodwill and will be amortized over its remaining useful life.

RESULTS OF OPERATIONS

     The following table presents selected consolidated financial data as a percentage of total net revenues:

                                                                                     THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                                      -------------------------    ----------------
                                                       1997      1998     1999      1999     2000
                                                      ------    ------   ------    ------   -------
Revenues:
  Software license fees............................    95.0%     86.2%    83.5%     78.9%     62.3%
  Service fees.....................................     5.0      13.8     16.5      21.1      37.7
                                                      -----     -----    -----     -----    ------
          Total revenues...........................   100.0     100.0    100.0     100.0     100.0
Cost of revenues...................................     2.9       4.5     13.1       2.4      41.1
                                                      -----     -----    -----     -----    ------
          Gross profit.............................    97.1      95.5     86.9      97.6      58.9
Operating expenses:
  Selling and marketing............................    13.0      24.8     58.4      33.5     121.3
  General and administrative.......................    58.2      25.5     39.7      24.4      76.4
  Research and development.........................    53.9      32.5     51.7      39.0      83.8
  Depreciation and amortization....................     5.3       1.2      4.1       2.0       8.7
  Noncash stock compensation.......................      --        --      9.9       0.1     133.6
                                                      -----     -----    -----     -----    ------
          Total operating expenses.................   130.4      84.0    163.8      99.0     423.8
          (Loss) income from operations............   (33.3)     11.5    (76.9)     (1.4)   (364.9)
Interest income....................................     0.1       0.3      3.2       2.4       9.2
Income tax expense (benefit).......................      --       2.7     (1.1)       --        --
                                                      -----     -----    -----     -----    ------
          Net (loss) income........................   (33.2)%     9.1%   (72.6)%     1.0%   (355.7)%
                                                      =====     =====    =====     =====    ======

  COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     Revenues. Total revenues increased $439,000, or 43.8%, to $1.4 million for the three months ended March 31, 2000 from $1.0 million for the three months ended March 31, 1999.

          Software license fees. Software license revenues increased $107,000, or 13.5%, to $897,000 for the three months ended March 31, 2000 from $790,000 for the three months ended March 31, 1999. Software license revenues as a percentage of total revenues decreased to 62.3% for the three months ended March 31, 2000 from 78.9% for the three months ended March 31, 1999. The increase in software license revenues in absolute dollars is primarily attributable to an increase in the number of software licenses sold and an increase in average selling prices. The decrease in the percentage of software license revenues to total revenues is attributable to the increase in services revenues resulting from an increase in the number and size of our professional services engagements and maintenance agreements related to software license sales.

          Service fees. Service revenues increased $332,000, or 157.3%, to $543,000 for the three months ended March 31, 2000 from $211,000 for the three months ended March 31, 1999. Service revenues as a percentage of total revenues increased to 37.7% for the three months ended March 31, 2000 from 21.1% for the three months ended March 31, 1999. The increase in absolute dollars and as a percentage of total revenues was due primarily to an increase in the number of sales of software licenses, which resulted in increased demand for implementation services and sales of software maintenance and support.

     Cost of revenues. Cost of revenues consists primarily of salaries and related costs for professional services and customer support personnel. Cost of software license revenues is not significant. Cost of revenues increased $567,000, or 2,360.3%, to $591,000 for the three months ended March 31, 2000 from $24,000 for the three months ended March 31, 1999. Total cost of revenues as a percentage of total revenues increased to 41.1% for the three months ended March 31, 2000 from 2.4% for the three months ended March 31, 1999. The increase in absolute dollars and as a percentage of total revenues is attributable to increased staffing in both the professional services and support organizations to support a higher number and larger average size of implementations and a larger installed base of customers.

     Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and bonuses for sales and marketing personnel and advertising and promotional expenses. Selling and marketing expenses increased $1.4 million, or 420.9%, to $1.7 million for the three months ended March 31, 2000 from $335,000 for the three months ended March 31, 1999. Selling and marketing expenses as a percentage of total revenues increased to 121.3% for the three months ended March 31, 2000 from 33.5% for the three months ended March 31, 1999. Selling and marketing expenses increased in absolute dollars and as a percentage of total revenues primarily due to increased staffing in our sales and marketing organizations, as well as increased promotional activities. We expect selling and marketing expenses will continue to increase as we expand our sales and marketing organizations and initiate additional marketing programs.

     General and administrative. General and administrative expenses consist primarily of salaries, and other personnel-related costs for executive, financial, human resource, information services and other administrative functions, as well as legal and accounting costs. General and administrative expenses increased $855,000, or 349.2%, to $1.1 million for the three months ended March 31, 2000 from $245,000 for the three months ended March 31, 1999. General and administrative expenses as a percentage of total revenues increased to 76.4% for the three months ended March 31, 2000 from 24.4% for the three months ended March 31, 1999. These expenses increased in absolute dollars and as a percentage of total revenues primarily as a result of increases in our infrastructure necessary to support our growth. We expect general and administrative expenses will continue to increase as we expand our operations.

     Research and development. Research and development expenses consist primarily of salaries and personnel-related costs and the costs of contractors who develop new products, enhance existing products and perform quality assurance and documentation activities. Research and development expenses increased $816,000, or 208.8%, to $1.2 million for the three months ended March 31, 2000 from $391,000 for the three months ended March 31, 1999. Research and development expenses as a percentage of total revenues increased to 83.8% for the three months ended March 31, 2000 from 39.0% for the three months ended March 31, 1999. These expenses increased in both absolute dollars and as a percentage of total revenues as a result of increased engineering and product development activities associated with our investment in the Novient eServices application and Novient iServerNet platform. We expect research and development expenses will continue to increase as we maintain and enhance our existing products and perform research for new products.

     Depreciation and amortization. Depreciation and amortization relates entirely to purchases of hardware, software and other fixed assets. Depreciation and amortization increased $106,000, or 530.2%, to $126,000 for the three months ended March 31, 2000 from $20,000 for the three months ended March 31, 1999. Depreciation and amortization as a percentage of total revenues increased to 8.7% for the three months ended March 31, 2000 from 2.0% for the three months ended March 31, 1999. The increase in depreciation and amortization is primarily due to increased purchases of computer hardware, software and other fixed assets.

     Noncash stock compensation. Noncash stock compensation consists of the amortization of deferred stock-based compensation associated with stock option grants, as well as the compensation expense associated with purchases of restricted stock. The amount of deferred stock-based compensation equals the difference between the exercise price of the stock options and the deemed fair value of our common stock for accounting purposes on the date of grant, while the amount of compensation expense for restricted stock equals the difference between the purchase price of restricted stock and the deemed fair value of our common stock for accounting purposes on the date the purchase agreements are signed. Noncash stock compensation increased to $1.9 million for the three months ended March 31, 2000 as compared to $1,000 for the three months ended March 31, 1999. Noncash stock compensation as a percentage of total revenues increased to 133.6% for the three months ended March 31, 2000 from 0.1% for the three months ended March 31, 1999. The increase in this expense is primarily due to an increase in stock option grants and restricted stock purchases with some of our senior executives.

     Interest income. Net interest income consists of interest income earned from our cash and cash equivalents on deposit at financial institutions. Interest increased $108,000, or 452.3%, to $132,000 for the three months ended March 31, 2000 from $24,000 for the three months ended March 31, 1999. Interest as a percentage of total revenues increased to 9.2% for the three months ended March 31, 2000 from 2.4% for the three months ended March 31, 1999. Interest increased due to a higher cash and cash equivalent balance from our series C convertible preferred stock financing that closed in February 2000.

  COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. Total revenues increased $2.7 million, or 145.3%, to $4.6 million for 1999 from $1.9 million for 1998.

          Software license fees. Software license revenues increased $2.2 million, or 137.5%, to $3.8 million for 1999 from $1.6 million for 1998. Software license revenues as a percentage of total revenues decreased to 83.5% for 1999 from 86.2% for 1998. The increase in software license revenues in absolute dollars is primarily attributable to an increase in the number of software licenses sold and an increase in average selling prices. The decrease in the percentage of software license revenues to total revenues is attributable to the increase in services revenue resulting from an increase in the number and size of our professional services engagements and the maintenance agreements related to software license sales.

          Service fees. Service revenues increased $500,000, or 194.8%, to $757,000 for 1999 from $257,000 for 1998. Service revenues as a percentage of total revenues increased to 16.5% for 1999 from 13.8% for 1998. The increase in absolute dollars and as a percentage of total revenues was due primarily to an increase in the number of sales of software licenses, which resulted in increased demand for implementation services and sales of software maintenance and support.

     Cost of revenues. Cost of revenues increased $518,000, or 618.8%, to $602,000 for 1999 from $84,000 for 1998. Total cost of revenues as a percentage of total revenues increased to 13.1% for 1999 from 4.5% for 1998. The increase in absolute dollars and as a percentage of total revenues is attributable to increased staffing in both the professional services and support organizations to support a higher number and larger average size of implementations and a higher installed base of customers.

     Selling and marketing. Selling and marketing expenses increased $2.2 million, or 478.5%, to $2.7 million for 1999 from $463,000 for 1998. Selling and marketing expenses as a percentage of total revenues increased to 58.4% for 1999 from 24.8% for 1998. Selling and marketing expenses increased in absolute dollars and as a percentage of total revenues primarily due to increased staffing in our sales and marketing organizations, as well as increased promotional activities.

     General and administrative. General and administrative expenses increased $1.3 million, or 282.6%, to $1.8 million for 1999 from $476,000 for 1998.
General and administrative expenses as a percentage of total revenues increased to 39.7% for 1999 from 25.5% for 1998. These expenses increased in absolute dollars and as a percentage of total revenues primarily as a result of increases in our infrastructure necessary to support our growth.

     Research and development. Research and development expenses increased $1.8 million, or 290.6%, to $2.4 million for 1999 from $607,000 for 1998. Research and development expenses as a percentage of total revenues increased to 51.7% for 1999 from 32.5% for 1998. These expenses increased in both absolute dollars and as a percentage of total revenues as a result of increased engineering and product development activities associated with our investment in the Novient eServices application and Novient iServerNet platform.

     Depreciation and amortization. Depreciation and amortization increased $166,000, or 727.1%, to $189,000 for 1999 from $23,000 for 1998. Depreciation and amortization as a percentage of total revenues increased to 4.1% for 1999 from 1.2% for 1998. The increase in depreciation and amortization is primarily due to purchases of computer hardware, software and other fixed assets.

     Noncash stock compensation. Noncash stock compensation increased to $455,000 for 1999 as compared to $0 for 1998. Noncash stock compensation as a percentage of total revenues was 9.9% for 1999. The increase in this expense is primarily due to an increase in stock option grants to employees at prices below the deemed fair value of our common stock for accounting purposes.

     Interest income. Net interest income increased $142,000, or 2,542.2%, to $148,000 for 1999 from $6,000 for 1998. Interest as a percentage of total revenues increased to 3.2% for 1999 from 0.3% for 1998. Interest increased due to a higher cash and cash equivalents balance primarily related to our series B convertible preferred stock financing that closed in March 1999.

  COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Total revenues increased $1.7 million, or 908.8%, to $1.9 million for 1998 from $185,000 for 1997.

          Software license fees. Software license revenues increased $1.4 million, or 815.9%, to $1.6 million for 1998 from $176,000 for 1997.
     Software license revenues as a percentage of total revenues decreased to 86.2% for 1998 from 95.0% for 1997. The increase in software license revenues in absolute dollars is primarily attributable to an increase in the number of software licenses sold and an increase in average selling prices. The decrease in the percentage of software license revenues to total revenues is attributable to the increase in services revenue resulting from an increase in the number and size of our professional services engagements and the maintenance agreements related to software license sales.

          Service fees. Service revenues increased $248,000, or 2,674.0%, to $257,000 for 1998 from $9,000 for 1997. Service revenues as a percentage of total revenues increased to 13.8% for 1998 from 5.0% for 1997. The increase in absolute dollars and as a percentage of total revenues is attributable to establishing our professional services and customer support organizations in 1998.

     Cost of revenues. Cost of revenues increased $79,000, or 1,441.1%, to $84,000 for 1998 from $5,000 for 1997. Total cost of revenues as a percentage of total revenues increased to 4.5% for 1998 from 2.9% for 1997. The increase in absolute dollars and as a percentage of total revenues is attributable to costs related to establishing our professional services and customer support organizations in 1998.

     Selling and marketing. Selling and marketing expenses increased $439,000, or 1,822.7%, to $463,000 for 1998 from $24,000 for 1997. Selling and marketing expenses as a percentage of total revenues increased to 24.8% for 1998 from 13.0% for 1997. Selling and marketing expenses increased in absolute dollars and as a percentage of total revenues primarily due to increased staffing related to building our sales and marketing organizations.

     General and administrative. General and administrative expenses increased $368,000, or 341.5%, to $476,000 for 1998 from $108,000 for 1997. General and administrative expenses as a percentage of total revenues decreased to 25.5% for 1998 from 58.2% for 1997. These expenses increased in absolute dollars primarily as a result of increases in our infrastructure necessary to support our growth. The decrease in general and administrative expenses as a percentage of revenue is due to an increase in revenue in 1998.

     Research and development. Research and development expenses increased $507,000, or 507.7%, to $607,000 for 1998 from $100,000 for 1997. Research and development expenses as a percentage of total revenues decreased to 32.5% for 1998 from 53.9% for 1997. These expenses increased in absolute dollars primarily as a result of increased engineering and product development activities associated with our investment in the Novient eServices application and Novient iServerNet platform. The decrease in research and development expenses as a percentage of revenue is due to an increase in revenue in 1998.

     Depreciation and amortization. Depreciation and amortization increased $13,000, or 133.3%, to $23,000 for 1998 from $10,000 for 1997. Depreciation and amortization as a percentage of total revenues decreased to 1.2% for 1998 from 5.3% for 1997. The increase in depreciation and amortization in absolute dollars is primarily due to increased purchases of computer hardware, software and other fixed assets. The decrease in depreciation and amortization as a percentage of revenue is due to an increase in revenues in 1998.

     Noncash stock compensation. All stock options and restricted stock purchases during 1998 and 1997 were granted or purchased, as applicable, at the deemed fair value of our common stock and therefore did not result in any noncash compensation expense.

     Interest income. Net interest income increased to $6,000 for 1998 from $231 for 1997. Interest as a percentage of total revenues was 0.3% for 1998 from 0.1% for 1997. Interest increased due to a higher cash and cash equivalents balance primarily related to positive operating cash flow as well as cash received from our series A convertible preferred stock financing that closed in September 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present our unaudited consolidated statement of operations data for the nine quarters in the period ended March 31, 2000, as well as the percentage of our total revenues represented by each item. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and in the opinion of our management, this information reflects all normal recurring adjustments necessary for a fair presentation of our operating results for the quarters presented. Historical results are not necessarily indicative of results to be expected in the future.

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,
                                   1998       1998       1998       1998       1999       1999       1999       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Revenues:
  Software license fees........    $ 84       $452       $355      $ 720      $  790     $  896     $  978    $ 1,162    $   897
  Service fees.................      16         25        151         65         211        135        179        232        543
                                   ----       ----       ----      -----      ------     ------     ------    -------    -------
         Total revenues........     100        477        506        785       1,001      1,031      1,157      1,394      1,440
Cost of revenues...............       2         15         15         52          24         59        162        357        591
                                   ----       ----       ----      -----      ------     ------     ------    -------    -------
         Gross profit..........      98        462        491        733         977        972        995      1,037        849
Operating expenses:
  Selling and marketing........      35         58         80        290         335        638        638      1,066      1,747
  General and administrative...      44         63         55        314         245        353        433        789      1,100
  Research and development.....      55         74        170        308         391        521        602        858      1,207
  Depreciation and
    amortization...............       2          5          6          9          20         30         40         99        126
  Noncash stock compensation...      --         --         --         --           1         15         33        406      1,924
                                   ----       ----       ----      -----      ------     ------     ------    -------    -------
         Total operating
           expenses............     136        200        311        921         992      1,557      1,746      3,218      6,104
         (Loss) income from
           operations..........     (38)       262        180       (188)        (15)      (585)      (751)    (2,181)    (5,255)
Interest income................      --          1          3          2          24         48         42         34        132
Income tax expense (benefit)...      (9)        60         42        (42)         --         (8)       (11)       (32)        --
                                   ----       ----       ----      -----      ------     ------     ------    -------    -------
         Net (loss) income.....    $(29)      $203       $141      $(144)     $    9     $ (529)    $ (698)   $(2,115)   $(5,123)
                                   ====       ====       ====      =====      ======     ======     ======    =======    =======

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,
                                   1998       1998       1998       1998       1999       1999       1999       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                (AS A PERCENTAGE OF TOTAL REVENUE)
Revenues:
  Software license fees.......     84.0%      94.8%      70.2%      91.7%      78.9%      86.9%      84.6%       83.3%      62.3%
  Service fees................     16.0        5.2       29.8        8.3       21.1       13.1       15.4        16.7       37.7
                                  -----      -----      -----      -----      -----      -----      -----      ------     ------
        Total revenues........    100.0      100.0      100.0      100.0      100.0      100.0      100.0       100.0      100.0
Cost of revenues..............      2.0        3.1        3.0        6.6        2.4        5.7       14.0        25.6       41.1
                                  -----      -----      -----      -----      -----      -----      -----      ------     ------
        Gross profit..........     98.0       96.9       97.0       93.4       97.6       94.3       86.0        74.4       58.9
Operating expenses:
  Selling and marketing.......     35.0       12.2       15.8       36.9       33.5       61.9       55.2        76.5      121.3
General and administrative....     44.0       13.2       10.9       40.0       24.4       34.2       37.4        56.6       76.4
  Research and development....     55.0       15.5       33.6       39.2       39.0       50.5       52.1        61.5       83.8
  Depreciation and
    amortization..............      2.0        1.0        1.2        1.3        2.0        2.9        3.4         7.1        8.7
  Noncash stock
    compensation..............      0.0        0.0        0.0        0.0        0.1        1.4        2.9        29.1      133.6
                                  -----      -----      -----      -----      -----      -----      -----      ------     ------
        Total operating
          expenses............    136.0       41.9       61.5      117.4       99.0      150.9      151.0       230.8      423.8
        (Loss) income from
          operations..........    (38.0)      55.0       35.5      (24.0)      (1.4)     (56.6)     (65.0)     (156.4)    (364.9)
Interest income...............      0.0        0.2        0.6        0.3        2.4        4.7        3.6         2.4        9.2
Income tax expense
  (benefit)...................     (9.0)      12.6        8.3       (5.4)       0.0       (0.8)      (1.0)       (2.3)       0.0
                                  -----      -----      -----      -----      -----      -----      -----      ------     ------
Net (loss) income.............    (29.0)%     42.6%      27.8%     (18.3)%      1.0%     (51.2)%    (60.4)%    (151.7)%   (355.7)%
                                  =====      =====      =====      =====      =====      =====      =====      ======     ======

     Our revenues and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. As a result, you should not rely on period-to-period comparisons of revenues and results of operations as an indication of our future performance. Some of the factors that may affect our revenues and results of operations include:

          - size and timing of customer orders;

          - loss of one or more of our key customers or other relationships;

          - amount and timing of capital expenditures and other costs relating to the expansion of our operations;

          - seasonality in the sales of our products and services, which may differ in each of our markets; and

          - general economic conditions.

     Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations and met our capital expenditure requirements through the sale of convertible, redeemable preferred stock totaling $28.9 million and, to a lesser extent, common stock totaling $364,000.

     As of March 31, 2000, we had $22.1 million of cash and cash equivalents, compared with $4.7 million as of March 31, 1999, and working capital of $22.1 million, compared with $3.8 million as of March 31, 1999.

     Net cash used in operating activities was $3.9 million for the three months ended March 31, 2000 and $2.0 million in 1999. Net cash provided by operating activities was $186,000 in 1998. Net cash used by operating activities was $93,000 in 1997. The principal use of cash to date has been to fund operating losses.

     Net cash used for investing activities was $463,000 for the three months ended March 31, 2000, $826,000 in 1999, $107,000 in 1998 and $26,000 in 1997.
Cash used in investing activities represents investments in property and equipment.

     Net cash provided by financing activities was $25.2 million for the three months ended March 31, 2000, $3.7 million in 1999, $25,000 in 1998 and $313,000 in 1997. Cash provided by financing activities during these periods was due to proceeds from the issuance of preferred and common stock.

     We anticipate a substantial increase in our capital expenditures consistent with anticipated growth in operations, infrastructure and personnel. We believe that existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash need for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in the next 12 months or in the future to support more rapid expansion of our sales force, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. If we seek to raise additional funds, we may not be able to obtain funds on terms that are favorable or acceptable to us. If we raise additional funds through the issuance of equity securities, the percentage ownership of our shareholders would be reduced. Furthermore, these securities may have rights, preferences or privileges senior to our common stock.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133, An Amendment of FASB Statement No. 133, is effective for all fiscal quarters of fiscal years beginning June 15, 2000. The statement is not expected to affect us because we currently do not engage or plan to engage in derivative instruments or hedging activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discusses our exposure to market risk related to changes in foreign currency exchange rates and interest rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those discussed under "Risk Factors" and elsewhere in this prospectus.

     Foreign currency exchange rate risk. Historically, all of our recognized revenue has been denominated in U.S. dollars and has primarily been derived from customers in the U.S. Therefore, our exposure to foreign currency exchange rate changes has been minimal. We expect, however, that future license revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to fluctuations based upon changes in the exchange rates of foreign currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

     Interest rate risk. As of March 31, 2000, we had cash and cash equivalents of $22.1 million, which consists of cash and highly liquid short-term investments. Due to the nature of our short-term investments, we believe that there is no material risk exposure.

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

                                    BUSINESS

OVERVIEW

     We provide an Internet infrastructure solution to professional services organizations that optimizes global operations by enabling dynamic collaboration throughout an organization's services community. Our solution automates and streamlines the business processes of services organizations, including management of project opportunities, sharing of information and knowledge, allocation of professional resources and delivery of the professional services. These capabilities provide users with enterprise-wide visibility of business performance. In addition, our solution facilitates business transactions and collaboration over the Internet among a professional services organization, its clients, affiliated services organizations and independent professionals. To date, we have licensed our solution to approximately 120,000 users in 48 countries. Our customers are professional services organizations and internal services organizations within enterprises and include Andersen Consulting, Ariba, Cisco Systems, Compaq, GEAC, Proxicom, SAP AG and Sun Microsystems.

INDUSTRY BACKGROUND

  The Professional Services Industry

     Professional services is a large and growing segment of the global economy. According to the U.S. Department of Commerce, the gross domestic product of the professional services industry exceeded $900 billion in 1997. The professional services market consists of intellectual capital intensive industries, such as information technology, or IT, management consulting, engineering, financial services, law, tax and accounting. In addition, many manufacturing, product and services companies have large internal professional services organizations. DataQuest expects that by 2004, the worldwide IT services industry, which is only one segment of the professional services market, will be approximately $1.1 trillion. We believe that the global growth in the professional services industry will continue due to a number of factors, including the increasing importance of knowledge and information to business success and the growing complexity and pace of business projects.

     Demands on professional services organizations and the resulting need for more effective management of these organizations are becoming more intense. As demand for professional services has increased, competition among service providers has increased as well, worsening an existing shortage of available service professionals in many areas. The rapid pace of business and technological change has also resulted in increasingly complex services projects with shorter completion deadlines. To remain competitive and maintain client satisfaction, professional services organizations must allocate their resources more efficiently. In addition, professional services organizations increasingly rely on networks of affiliated services organizations, as well as independent professionals, to provide additional capacity and expertise. These conditions and the globalization of business have created a need for increased collaboration within services organizations and their services community. This community includes professional services organizations, their affiliated services organizations, independent professionals and clients.

  Current Needs of Professional Service Organizations

     In an increasingly competitive environment, professional services organizations must manage opportunities, maximize collaboration and allocate resources in an efficient manner to enhance the satisfaction of clients, employees and affiliated services organizations. To manage their global operations, professional services organizations need a solution that uses Internet technology to more efficiently exchange information and deliver services. Such a solution must:

     - provide an infrastructure to create real-time collaboration networks designed for the unique delivery requirements of professional services;

     - enable companies and individuals throughout a global services community to seamlessly collaborate over the Internet without modifying their established internal business processes;

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

     - provide the professional services organization with forward-looking information to better manage business opportunities and optimize profitability;

     - address internal functions, such as resource allocation, knowledge management, service delivery functions, project management and time and expense;

     - enable the service provider, affiliated services organization and client to control their own proprietary information; and

     - allow easy implementation and use for service providers and their affiliated services organizations, independent professionals and clients.

  Shortcomings of Existing Solutions

     Internet-Based Exchanges. In many industries, online exchanges are leveraging the low cost, accessibility and ease of use of the Internet to facilitate the buying and selling of goods. These first generation electronic commerce solutions are typically centered around a single exchange provider and have primarily focused on the delivery of non-perishable products and commodities that are sold on a per item basis. The technology and architecture that support traditional product exchanges are not well suited for creating real-time collaboration for professional services organizations. Professional services organizations create information-based, time-sensitive deliverables using human capital. Each individual professional has unique knowledge, skills, billing rates and availability. Furthermore, the process of providing professional services requires extensive collaboration among service providers, affiliated service organizations and clients. Therefore, leveraging the Internet to automate collaboration across a services organization and its affiliated services organizations presents unique challenges.

     Existing Software Solutions. Professional services organizations have used enterprise resource planning, or ERP, applications and other enterprise software applications to automate some back-office business processes, including benefits management, payroll administration and general ledger accounting. ERP applications, however, were originally focused on manufacturing organizations and do not address the collaborative, dynamic processes involved in the delivery of professional services.

     As a result, many professional services organizations have developed in-house systems using rudimentary databases, spreadsheets and paper-based systems to streamline opportunity management, resource allocation and services delivery. While providing modest efficiency gains, these non-integrated, function-specific systems are not scalable, do not leverage the capabilities of the Internet, fail to provide uniform access to data and lack the robust functionality and capabilities of packaged software applications. These systems also lack the ability to facilitate real-time collaboration for professional services organizations. The lack of effective process automation solutions often results in misallocation and lower utilization of resources, missed revenue opportunities and client dissatisfaction.

     In response to these shortcomings, software providers have developed professional services automation, or PSA, solutions to address the specialized needs of professional services organizations. Aberdeen Group estimates that the global market potential for PSA software solutions will grow from approximately $1.6 billion in 1998 to $4.0 billion in 2003. Most PSA products, however, are in the early stages of development and do not fully leverage the Internet as a collaboration platform. Further, although most of these solutions are accessed through an Internet browser, many are based on legacy client-server architecture. As a result, these offerings are encumbered by deployment, upgrade, scalability and maintenance issues that are inherent in client-server solutions. These constraints limit the extent to which these products can effectively enable collaboration within the organization or with affiliated service organizations and clients.

THE NOVIENT SOLUTION

     We provide an Internet infrastructure solution to professional services organizations that optimizes global operations by enabling dynamic collaboration throughout an organization's services community. This infrastructure solution consists of two key components: a collaboration platform known as Novient iServerNet and a PSA application known as Novient eServices.

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

     The Novient iServerNet platform enables our customers to establish global collaborative networks between multiple entities in different geographic locations. Novient iServerNet is an XML-based configurable, scalable platform designed to promote efficient database communications to meet the collaboration and communications requirements of professional services organizations. Novient eServices is a 100% Internet-based PSA application designed to serve the needs of the three primary participants in the services community: executives, resource managers and services professionals. Novient eServices integrates and automates the processes that are critical to professional services organizations: allocating resources, managing opportunities, sharing knowledge and delivering services. The integration of these processes provides enterprise-wide visibility of business performance resulting in increased revenue opportunities, increased operational efficiency and improved productivity.

     Together, the Novient iServerNet platform and the Novient eServices application provide an Internet infrastructure solution to the professional services community. This combined solution offers the following benefits to the professional services organization:

          Real-time communication and collaboration. Our solution allows for real-time, collaborative management and delivery of professional services. We connect all professionals within a services community regardless of their internal function or geographic location. We also connect the professional services organization to its affiliated services organizations, independent professionals and clients and allow geographically dispersed participants to communicate in real-time about resources, opportunities, projects and organizational knowledge.

          Scalability, security, and ease of implementation and maintenance. Our solution is 100% Internet-based and creates significant network efficiencies over client-server based offerings. Our Novient iServerNet architecture enables our solution to scale to meet the demands of large, global organizations. We designed our solution to operate within the security and privacy standards of the European Union, allowing our customers to operate more effectively on a global basis. Our architecture permits rapid and cost-effective implementation, allowing customers to experience operating efficiencies more quickly. In addition, customers can perform upgrades from the application server without the burden of upgrading individual workstations, which is an expensive and time-consuming aspect of upgrading client-server based solutions.

          Expanded revenue opportunities. Our solution provides professional services organizations with forward-looking information regarding future opportunities, existing engagements and resource availability. This information allows managers to more readily identify potential new engagements throughout the services community as well as internal and external services professionals that may be available to deploy on these engagements. This combination can significantly expand an organization's ability to capitalize on a greater number of revenue opportunities.

          Increased speed and efficiency. Our solution allows users to increase operating efficiency in fulfilling its revenue opportunities. We provide managers with the tools to proactively allocate the professionals with the most appropriate skills and billing rates, which can result in more profitable engagements. Individual professionals can access the entire knowledge base of the organization to reduce administrative burdens and deliver services more efficiently. Project management tools allow managers and professionals to respond to changing project requirements in real-time.

          Improved career management for individual professionals. Our solution provides tools for individual professionals to better manage their careers and communicate with the professional services organization. For example, professionals can indicate preferences, bid on projects and accept and decline assignments, providing them better communication of individual preferences. Managers in professional services organizations can consider these individual preferences when staffing projects, which may result in improved morale and job satisfaction for the individual professional and better retention of professionals for the professional services organization.

          Enhanced client service. Our solution enables communication and collaboration among service providers and their clients. Greater collaboration with clients allows a professional services organization to create a closer relationship with those clients. Additionally, improved collaboration

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

     within the services organization enables it to improve coordination of service delivery and create the optimal mix of resources to enhance the quality and speed of service.

STRATEGY

     Our goal is to establish Novient as the leading provider of Internet infrastructure solutions for the professional services industry and the standard platform for the delivery and management of professional services. Our strategies to achieve this goal include the following:

          Leverage our existing technology leadership. We believe that our Novient iServerNet architecture is unique within the professional services industry and provides us a significant competitive advantage. To maintain and extend our competitive advantage, we intend to continue to invest heavily in technology development to expand the capabilities and performance of our Novient iServerNet architecture. Through continued development and marketing of Novient iServerNet and applications designed to leverage its unique architecture, such as Novient eServices, we intend to establish Novient iServerNet as the standard platform for Internet-based delivery and management of professional services.

          Expand our solution. We intend to continue to develop the collaboration platform and PSA application components of our solution to meet the changing and expanding needs of professional services organizations. In May 2000, we introduced version 6.0 of Novient eServices, which included added functionality and new modules including Opportunity Management, Knowledge Management, WebProject, Time & Expense and Wireless. We intend to aggressively pursue alliances that enhance and extend the functionality of our solution offerings, such as our current relationships with Autonomy and Hyperion. We will also consider acquisitions that can enhance and expand the functionality of our solution, such as our recent acquisition of WebProject.

          Leverage existing customer base to expand market share. We intend to promote our existing customer relationships to attract new customers and expand our market share. Our existing customer base includes global organizations such as Andersen Consulting, Ariba, Cisco Systems, Compaq, GEAC, Proxicom, SAP AG and Sun Microsystems. We have long emphasized customer satisfaction to enhance loyalty and generate positive customer references, which is an important element of our marketing strategy. We believe that the use of our solution by well-known global organizations validates this solution to potential customers. In addition, large services organizations, such as Andersen Consulting, typically maintain alliance and referral relationships with a large network of other services organizations. We believe that these larger customers give us opportunities to provide our solution to members of their alliance network as well.

          Expand our sales force and distribution channels. We have traditionally relied upon our direct sales force to generate revenue. We are rapidly expanding our sales force both domestically and internationally. Our sales force has grown to 27 sales professionals as of May 31, 2000. We also intend to expand our indirect sales channel to include alliances with providers of complementary software solutions, consulting organizations and application service providers. For instance, we have recently entered into a co-marketing relationship with Lawson Software, a leading provider of Internet-deployable, enterprise-wide, client-server based business applications.

          Expand our application hosting business. We currently offer our customers the choice of implementing our solution through their own IT systems or through our internal Internet hosting service. Our Internet hosting service has been particularly attractive to our mid-sized customers as a means of reducing their technology investment. We believe, however, that larger customers will increasingly utilize this service to free applications from their internal technology constraints. To date, we have provided our Internet hosting service through internal sources. To better capitalize on the expected increases in demand, we intend to establish relationships with leading third-party application service providers to host our solution.

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PRODUCTS AND SERVICES

  Novient iServerNet

     Our Novient iServerNet, or Intelligent Server Network, collaboration platform is an XML-based, patent pending architecture and application platform that allows professional services organizations to establish global collaborative networks. The Novient iServerNet platform is currently made available to all Novient eServices customers. This technology enables a highly configurable and scalable solution that provides effective and inexpensive communications between multiple geographic locations throughout the world. Unlike the traditional hub and spoke architecture of market exchanges, Novient iServerNet does not depend on a single server as a centralized repository of information. Instead, Novient iServerNet allows each participant to utilize its own server to create a distributed network.

     The following table summarizes Novient iServerNet's capabilities and benefits.

                 FEATURES                                      CAPABILITIES AND BENEFITS
 Platform agnostic                               Allows compatibility with all major Internet
                                                 platforms, including Windows NT, Unix and Linux.
 Terminology independent                         Allows different entities to interact while
                                                 maintaining their own business processes and
                                                 nomenclature.
 Open XML messaging                              Uses standard data tagging to create a flexible
                                                 method to share information across the Internet.
 Independent secure communications               Utilizes a secure socket layer and public-private key
                                                 encryption technologies to secure each point to point
                                                 connection.
 Standard delivery protocols                     Uses the HTTP and HTTPS protocols to deliver the
                                                 messages so that no additional ports need to be open
                                                 on firewalls.
 Live data interaction                           Gathers real-time information from the primary server
                                                 rather than a proxy server ensuring that users have
                                                 the most current information available.
 Interaction with non-Novient eServices          Allows access to professional portals, job boards and
  portals                                        hosts of other sites as possible nodes on a Novient
                                                 iServerNet network.
 No single point of failure                      Uses distributed architecture to ensure that the
                                                 Novient iServerNet network remains operational even
                                                 if a single node fails.

  Novient eServices

     Novient eServices is a 100% Internet-based PSA application that is deployed on our Novient iServerNet platform. Each of its application modules is a management tool that serves the needs of participants in the services community. By using Novient eServices, a professional services organization enables its:

     - executives to forecast, manage and monitor operations and profitability on an enterprise-wide basis through our Decision Dashboard;

     - managers to forecast, manage and monitor resources, profitability and opportunity costs for specific groups and projects;

     - service professionals to keep up-to-date profiles of skills, schedules and job preferences;

     - affiliated service organizations to learn of opportunities and share resources on a real-time basis; and

     - clients to complete requests for services and monitor project status.

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

     We license Novient eServices to customers in two ways. Customers can choose to pay a one-time license fee and an annual maintenance fee to have the solution installed on the customer's own internal system. These fees vary based on the functionality chosen by the customer and the number of users. We also provide Novient eServices through our Internet hosting service, which offers the same functionality available to other customers, while hosting the applications and data on our servers. Our hosted customers pay a monthly fee which also varies based on the functionality chosen by the customer and the number of users.

     The following table summarizes the capabilities and benefits of Novient eServices' application modules.

           APPLICATION MODULES                               CAPABILITIES AND BENEFITS
 Opportunity Management                       - Identify, qualify and categorize an engagement
                                                opportunity.
                                              - Use pricing and quotation models for creating the
                                                proposal, establishing the project budget and
                                                generating requests for available consultants.
                                              - Track the phases and status of the engagement
                                                opportunity as it moves through the sales funnel.
                                              - Forecast services pipeline revenue and resource
                                                availability.
 Resource Management                          - Track and allocate internal and external resources by
                                                skill set, proficiencies, preferences and calendar
                                                availability.
                                              - Perform comprehensive resource searches to match
                                                required skills, preferences, proficiencies and
                                                calendar availability to engagement.
                                              - Allow professionals to view and respond to engagement
                                                opportunities, improving consultant satisfaction and
                                                decreasing turnover.
                                              - Improve resource and project scheduling content,
                                                accuracy and timing.
                                              - Allow affiliated service organizations to view and
                                                respond to engagement opportunities and share
                                                resources on a real-time basis.
 Knowledge Management                         - Leverage internal knowledge base to increase
                                                efficiency and speed of solution delivery.
                                              - Increase distribution of and accessibility to
                                                organizational knowledge.
                                              - Index engagement documents and materials as they are
                                                created.
                                              - Conduct natural language searches for documents and
                                                materials using dynamic reasoning.

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

             APPLICATION MODULES                              CAPABILITIES AND BENEFITS
 WebProject                                      - Manage geographically dispersed engagement teams
                                                   through the Internet, company Intranet or
                                                   Extranet.
                                                 - Allow collaboration among teams through threaded
                                                   discussions, discussion forums and engagement
                                                   issues boards.
                                                 - Allow executives to access engagement information
                                                   through enterprise-wide drill-down capabilities.
 Time & Expense                                  - Track professional hours at the project, phase and
                                                   task level.
                                                 - Route time and expense reports to assigned
                                                   managers for approval.
                                                 - Report and track time to ensure accurate and
                                                   complete billing of all professional hours.
                                                 - Decrease cost of administration of time and
                                                   expense reporting for professionals.
 Practice Management                             - Access information such as revenue and utilization
                                                   rates from a single window for every level of the
                                                   organization.
                                                 - Review forecasted revenue by client, region or
                                                   professional role.
                                                 - Improve access to timely and accurate information
                                                   and provide proactive strategic planning for
                                                   target regions and business units.
 Wireless                                        - Provide wireless access to real-time resource data
                                                   from the Novient eServices application.
                                                 - Allow remote identification and scheduling of
                                                   resources.

  Novient Professional Services

     Our Professional Services group provides a broad range of services to assist our customers in successfully implementing and maximizing the effectiveness of the Novient iServerNet platform and Novient eServices. This group focuses on rapid implementations, integrating customer processes with emphasis on customer profitability and continual process improvement. Our management consulting practice offers our customers comprehensive strategic planning and comparison of industry best practices, industry measurements and metrics to allow our customers to achieve optimal performance and profitability. Our implementation consulting practice provides a complete line of services to assist with all phases of the implementation. As we grow, we expect increasingly to rely on third-party service providers in implementing our solution.

TECHNOLOGY

     Our Novient iServerNet platform and Novient eServices application are a 100% Internet-based solution. This solution utilizes a server-centric architecture, allowing every user to access the system through only a browser. The thin-client architecture allows for significant scalability of the solution by separating the database, application and browser layers of the application. The architecture also enables multiple servers to operate in parallel with load balancing appliances to provide steady performance and fault tolerance. In addition, our Novient iServerNet platform allows companies to maintain proprietary data on servers behind their corporate firewall while participating in a real-time network of business

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partners, consulting portals and customers. We currently have two pending U.S.
patent applications for this architecture.

     The Novient iServerNet technology utilizes platform independent XML messaging to transport information across the Internet through HTTP. These XML messages communicate resource information for a supply and demand request between multiple nodes on a collaboration network rather than through a central location. This distributed architecture increases scalability and eliminates the single point of failure by ensuring that the collaboration network will remain operational even if a single node experiences downtime. Because resource information is made available only upon request, a user is able to maintain control of its proprietary data and still participate in a collaborative network. This is particularly important in Europe, where data privacy laws mandate that data regarding individuals must remain in their country of residence. Each transfer of information is protected by both secure sockets layer and public-private key encryption technologies. The platform also contains attribute matching capabilities, allowing seamless communication between users with differing internal skills set terminology. Thus, Novient iServerNet allows for the exchange of real-time data in a secure environment while permitting each organization to maintain its own internal terminology and business rules.

     Novient eServices is delivered without any client software installations or heavy Java applet downloads. Accordingly, this architecture lends itself to both narrowband and wireless solutions. We believe that this architecture reduces the total cost of ownership for a distributed organization, such as a professional services firm, by eliminating the need to maintain software on each individual user's computer and allowing remote access to applications over the Internet, regardless of location. Our solution also includes application programming interfaces, or APIs, to common business software applications.

PRODUCT DEVELOPMENT

     As of May 31, 2000, our product development organization consisted of 53 software engineers, technical writers, quality assurance professionals and managers. This organization is responsible for developing the architecture and designing, implementing and testing our Novient eServices and Novient iServerNet software and tools. Our product development organization regularly communicates with our customers, services group and sales force as well as industry analysts to ensure our products meet market demands.

     Product managers are responsible for planning and positioning our products and services. Their duties include providing direction for product development and new product concept planning. Product managers are also responsible for segmenting the marketplace and refining the target customer base for our products.

     Since 1997, we have been designing Novient iServerNet to meet the specific collaboration and communications requirements of professional services organizations. We have also continued to develop Novient eServices to offer new and enhanced applications to leverage the Novient iServerNet architecture. We released versions 4.0 and 5.0 of Novient eServices in 1999 and version 6.0 in May 2000. In addition to major releases, we frequently update modules to improve the functionality of our solution, and a large portion of the functionality found in our current product offerings has been added as a result of customer input. We also integrate features and technologies that we obtain from acquired companies or that we license from third parties such as Autonomy and Hyperion.

     Our product development expenses were approximately $100,000 in 1997, $607,000 in 1998, $2.4 million in 1999 and $1.2 million for the three-month period ended March 31, 2000.

STRATEGIC RELATIONSHIPS

     We have entered into a number of relationships to expand our business, including the following:

     Andersen Consulting. We entered into a strategic alliance with Andersen Consulting in May 2000. Under the terms of the two-year, renewable agreement, Andersen Consulting will market Novient as its preferred PSA solution. The alliance calls for Andersen Consulting and Novient to jointly market our

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

solution to companies within the Global 2000 and other select targeted organizations. In addition, Andersen Consulting has agreed to provide global PSA consulting services for our solution.

     Hyperion Solutions. We entered into an agreement with Hyperion Solutions, a provider of business analysis software, in March 2000. Under the terms of the three-year, renewable agreement, we will offer Hyperion's online analytical processing software in conjunction with Novient eServices.

     Lawson Software. We entered into an agreement with Lawson Software, a provider of business applications, in March 2000. Under the terms of the one-year, renewable agreement, Lawson and Novient will integrate Novient eServices with Lawson's professional services software suite for Financials, Billing, Revenue Recognition, Project Accounting, Human Resources and Procurement to provide for seamless data integration and transfer between the two solutions. In addition, the agreement provides for joint marketing of the integrated solution within Lawson's professional services business unit.

     SkillsVillage. We entered into an agreement with SkillsVillage, an independent professional portal, in May 2000. Under the terms of the one-year, renewable agreement, Novient eServices users may access the SkillsVillage database of independent contractors through a Novient eServices resource request. The agreement provides for SkillsVillage to pay us a percentage of the transaction fees generated by Novient eServices users.

SALES AND MARKETING

  Sales

     We generate sales primarily through our sales force, which has grown to 27 sales professionals as of May 31, 2000. We expect to continue our growth and aggressively expand our international sales efforts.

     Direct Sales. The direct sales group is divided by geographic region and typically generates sales leads through inquiries generated from customer references, trade show attendance, advertising in trade publications, direct mail campaigns and contact requests from our web site. We maintain a sales presence in Atlanta, Boston, Chicago, Dallas, Houston, San Bruno, San Mateo, London and Toronto.

     The sales support staff includes a pre-sales team that is responsible for demonstrating the functional and technical aspects of our products during the sales cycle. In addition, a telesales team is responsible for handling inbound leads and performing initial prospect qualification and screening. Our direct sales force is also supported by sales managers who provide assistance in account strategy, closing and overall pipeline management.

     Additional Sales Channels. As we achieve increasing market penetration, we anticipate that indirect sales channels will become more important. We expect these indirect channels to include alliances with providers of complementary software solutions, consulting organizations and application service providers. Currently, we are participating in sales and referral programs with Andersen Consulting, ISS Group, Hyperion and Lawson Software. These relationships increase our sales by providing incentives to select organizations for referrals of their customers and prospects.

  Marketing

     Our marketing effort is focused on lead generation, product positioning and brand awareness. As of May 31, 2000, our marketing group consisted of 8 people and is divided into the following areas:

     Marketing Programs. Our Marketing Programs group is responsible for generating leads through trade shows and conferences, print advertising, online marketing, targeted direct mail efforts and our web site. This group also develops sales tools such as our corporate brochure and product sheets, white papers and case studies.

     Strategic Marketing. Our Strategic Marketing group is responsible for building brand awareness, product positioning and channel marketing. We communicate with industry analysts and targeted trade, channel, vertical and business press on a regular basis through a combination of phone briefings, in-person tours and trade show appointments. This group's efforts are supplemented by an outside public relations firm.

CUSTOMERS AND CASE STUDIES

     Our primary target customers are independent professional services organizations, internal services organizations within enterprises and their respective alliance partners. To date, we have licensed our solution to approximately 120,000 users in 48 countries. Our customers include:

- Andersen Consulting                         - Lawson Software
- Compaq                                      - Mynd (formerly Policy Management Systems)
- First Consulting Group                      - Proxicom
- FutureNext                                  - SAP AG
- Harbinger Corporation                       - SRA International
- Hewlett-Packard                             - Stonebridge Technologies
- Hyperion                                    - Sun Microsystems

     Hosted Novient eServices customers pay a monthly fee as opposed to an upfront license fee. Current hosted Novient eServices customers include:

- Ariba                                       - Lucent Technologies
- Cisco Systems                               - MetaSolv
- EMI -- Modius (HJM)                         - NextLink
- GEAC                                        - Nations Tax Online
- Intermec                                    - SAP America

  Andersen Consulting

     Andersen Consulting is a leading management and technology consultancy in 48 countries worldwide. Andersen Consulting recognized the need to replace its internally developed resource scheduling system with a scalable, Internet-based professional services automation solution to manage its engagements worldwide. In addition, Andersen Consulting sought an Internet infrastructure solution to provide enhanced collaboration across its globally dispersed work force.

     Andersen Consulting chose Novient eServices as its PSA solution and iServernet as its collaboration platform for an implementation throughout its organization. Andersen Consulting is currently in the process of a staged rollout of Novient's solution throughout the firm. Andersen Consulting will use Novient's iServerNet and eServices PSA solution to improve service operations, from client acquisition through services delivery, in an attempt to improve growth, profitability and client satisfaction.

  Hyperion

     Hyperion Solutions Corporation is an international business analysis software company with offices in 26 countries serving over 6,000 customers. Historically, Hyperion used a variety of tools to manage its growing, geographically dispersed and highly mobile workforce. For instance, Hyperion utilized individual spreadsheets to manage consultants' time, locations and general areas of expertise. However, without an enterprise-wide PSA solution, Hyperion found it difficult to capture large amounts of important data such as consultant skill sets, clients, locations and vital project information, which required managers to spend significant amounts of time assembling project teams.

     Hyperion initially licensed our products in 1998 and deployed the solution internally within a month. Subsequently, they have purchased additional licenses on two occasions for additional business units and their alliance partners. Hyperion believes that Novient eServices has increased its operational efficiency, improved utilization of management time, increased client satisfaction and resulted in higher morale and job satisfaction throughout its consulting organization.

  Siemens

     Siemens Business Services LLC is the North American operation of Siemens Business Services GmbH, a provider of electronic business solutions and services in the area of information and communication. With over 34,000 employees in 58 countries, Siemens Business Services GmbH offers solutions and services ranging from consulting through system integration to management of complete business processes. Unable to quickly match resources to client and prospect demand, Siemens Business Services LLC needed a better way to deliver quality service that was both client-focused and responsive to changing customer needs. Information vital to business operations was often difficult to retrieve, hard to manipulate, incomplete or simply unavailable.

     Siemens Business Services LLC required an integrated solution that would address the complete business lifecycle of its professional services organization, from the management of project opportunities and professional resources through the delivery of services. With Novient eServices, Siemens Business Services LLC was able to create a collaborative and interactive virtual services community, connecting and supporting the activities of all participants in the services process. Consultants now have real-time access, through the Internet, to update or retrieve enterprise information relating to both strategic and tactical operations. They are able to quickly staff engagements with the best people and can even consider additional elements in selecting assignments, such as language requirements. Siemens Business Services LLC can also determine if various projects undertaken are meeting its business objectives.

COMPETITION

     The market for Internet infrastructure for the professional services industry is relatively new and is subject to frequent technological changes. The intensity of competition and the pace of change are expected to increase in the future as new competitors enter this market. A number of companies offer, or may offer in the future, products and services that vary in competitive functionality. These include:

     - developers of PSA software and related Internet-based applications;

     - providers of hosted software for IT consultants;

     - operators of centralized online market places for professional services; and

     - ERP software companies.

     We believe that there are a number of companies that offer products that provide some of the functionality of Novient eServices. However, we do not believe that any competitor offers a collaboration platform similar to Novient iServerNet.

     We believe that the primary competitive factors in our market include:

     - a significant base of prominent, referenceable customers;

     - product quality and performance;

     - ability to integrate products with existing business processes;

     - product features and functionality; and

     - ease of implementation.

     We believe our current products and services compete favorably with respect to these factors; however, this market is relatively new and changing rapidly. We may be unable to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing and other resources. Competitors with these greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or content services or other strategic partners.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Protection of our technology and other proprietary assets and respect for the intellectual property rights of others are among our highest priorities. We rely heavily on various types of intellectual property for our success and competitive positioning. We use patents, trademarks, copyrights, trade secrets and the laws pertaining to them as well as contractual provisions to protect our intellectual property.

     We currently have two pending U.S. patent applications that seek to protect inventions underlying our Novient iServerNet collaboration platform. We have been issued no patents to date.

     We protect the proprietary aspects of our licensed software principally through contractual provisions contained in our standard confidentiality agreement. We require each prospective customer to execute a confidentiality agreement before granting access to our products. We also require customers to execute a standard comprehensive license agreement before granting unsupervised access to our products. These licenses typically grant nonexclusive, nontransferable and perpetual access to the software at a single designated location on a single central processing unit by trained users. Misuse of the software or violation of a contractual provision is grounds for revoking the license.

     We also protect the source code for our proprietary software as a trade secret and a copyrighted work. We maintain a source code escrow arrangement with an independent third party. Some of our customers have limited access to the source code through this escrow under specified conditions, principally where we fail to support or maintain the software pursuant to our contractual obligations or where we cease doing business. This limited accessibility of our source code may increase the possibility of its misappropriation by third parties.

     We cannot assure you that we will be successful in protecting our proprietary technologies or that our competitors will not develop similar technology independently. Any failure to protect our intellectual property assets sufficiently may have an adverse effect on our business and operating results.

     We have applications pending with the U.S. Patent and Trademark Office for registration of the Novient and Novient eServices trademarks and service marks and intend to apply for registration of the Novient iServerNet trademark. We also claim rights in other unregistered marks. We rely on these marks to protect our principal domain names. We police unauthorized use of our trademarks and service marks and take such action as may be necessary and advisable to protect them. Litigation may be required in the future to enforce our trademark rights.

     No combination of intellectual property protections can provide complete assurance of the value of intellectual property or a guarantee of its continued availability. We believe that our knowledge of the marketplace, new product development, enhancements to existing products and the technical and creative abilities of our employees are equally important to the establishment and maintenance of our strong market position in a rapidly changing and evolving competitive and technological landscape.

     We are attempting to expand our market reach to include a number of countries outside North America. The laws of many countries do not honor the protections of proprietary rights that are available in the U.S. Litigation to protect intellectual property rights outside the U.S. could be very expensive and have uncertain results. Such litigation, whether or not successful, is likely to be time-consuming and costly to prosecute, will require the use of substantial management attention and resources and may have an adverse effect on our business and operating results.

LAW AND GOVERNMENTAL REGULATION

     We are subject to various laws and regulations affecting our business. While there are relatively few laws that actually exist to regulate Internet-related activities and electronic commerce in general, the sizeable growth of Internet usage and electronic commerce transactions has prompted many governmental bodies to commence consideration of legislation in such areas as pricing, content, data protection, privacy protection, intellectual property protection, taxation and consumer protection. In particular, our solution has been designed to facilitate compliance with European data privacy laws. Enactment of laws or regulations in these areas could place burdens on us, either directly or as a burden to electronic commerce in general.

EMPLOYEES

     As of May 31, 2000, we had 153 full-time employees. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing, support and research and development operations are located in an approximately 46,000 square foot facility in Atlanta, Georgia that we lease. We also lease offices in San Bruno and San Mateo, California, Dallas and Houston, Texas, Chicago, Illinois, Boston, Massachusetts, London and Toronto. We believe our facilities are adequate for our current requirements and will meet future growth needs.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table presents information regarding our executive officers and directors as of May 31, 2000:

NAME                                           AGE                       POSITION
----                                           ---                       --------
Mark E. Kopcha...............................  39    Chief Executive Officer and Chairman of the Board
R. Halsey Wise...............................  35    President, Chief Operating Officer and Director
R. Russell Caldwell..........................  34    Chief Technology Officer and Director
David H. Keil................................  36    Executive Vice President of Corporate Strategy
                                                     and Business Development
Anthony Colaluca, Jr.........................  33    Chief Financial Officer, Treasurer and Secretary
Steven D. Shambach...........................  43    Vice President of Sales
Gary Melia...................................  48    Managing Director of European Operations
Jeffrey C. Osborne...........................  43    Vice President of Marketing
Marc C. O'Brien..............................  35    Vice President of Novient WebProject
Patricia A. Coggins..........................  50    Vice President of Professional Services
Kenneth P. O'Reilly, Jr......................  41    Vice President of Engineering and Worldwide
                                                     Customer Support
R. Reid French, Jr...........................  28    Vice President of Business Development
Michael P. Howe..............................  31    Vice President of Product Management
Burton B. Goldstein, Jr......................  52    Director
Michael S. McQuary...........................  40    Director
Alan J. Taetle...............................  36    Director

     Mark E. Kopcha co-founded Novient and serves as our Chief Executive Officer and Chairman of the Board. Before founding Novient, from January 1991 to July 1996, Mr. Kopcha was a senior consulting and engineering manager with Dun & Bradstreet Software, an application software company. From August 1984 to December 1990, Mr. Kopcha was a senior customer support and engineering manager for Management Science America, a mainframe software company. From January 1984 to July 1984, Mr. Kopcha was the engineering and support manager for Computeristics, a mainframe software company. Mr. Kopcha holds an A.S. degree from Waterbury State Technical College.

     R. Halsey Wise has served as our President, Chief Operating Officer and a director of Novient since December 1999. Before joining Novient, from April 1999 to December 1999, Mr. Wise was the General Manager: North America, Global Professional Services for Computer Associates International, an enterprise software and services company. From August 1997 to March 1999, Mr. Wise was the President and Chief Operating Officer of Computer Management Sciences, a public IT services company. From July 1994 to August 1997, Mr. Wise was an investment banker and led the IT services practice at The Robinson-Humphrey Company, LLC, a subsidiary of Salomon Smith Barney. Mr. Wise holds an M.B.A. degree from Northwestern University and a B.A. degree from the University of Virginia.

     R. Russell Caldwell co-founded Novient and serves as our Chief Technology Officer and a director. Before founding Novient, from August 1996 to January 1997, Mr. Caldwell was a Senior Software Engineer with Dun & Bradstreet Software. From January 1994 to July 1996, Mr. Caldwell served as a Senior Software Engineer for Computer Management Sciences. From December 1989 to December 1993, Mr. Caldwell was a Senior Software Engineer for Harris Corporation, a communications equipment company. From May 1986 to March 1988, Mr. Caldwell served as a Senior Support Engineer for

Microsoft Corporation, a software company. Mr. Caldwell holds a B.S. degree from Western Washington University.

     David H. Keil has served as our Executive Vice President of Corporate Strategy and Business Development since February 2000. Before joining Novient, from August 1995 to February 2000, Mr. Keil was a Managing Director at The Robinson-Humphrey Company. From February 1995 to August 1995, Mr. Keil was the Director of Product Marketing for TSW International, an application software company. From January 1991 to February 1995, Mr. Keil held various management positions at Dun & Bradstreet Software. From August 1985 to July 1987 and September 1989 to December 1990, Mr. Keil was a consultant for Bain and Company, a management consulting firm. Mr. Keil holds an M.B.A. degree from the Wharton School of Business and a B.S. degree from Brown University.

     Anthony Colaluca, Jr. has served as our Chief Financial Officer, Treasurer and Secretary since May 2000. Before joining Novient, from April 1999 to May 2000, Mr. Colaluca was a Vice President of Finance for Computer Associates International. From September 1996 to March 1999, Mr. Colaluca was Vice President and Chief Financial Officer of Computer Management Sciences. From August 1989 to September 1996, Mr. Colaluca held various positions, most recently Senior Manager, with KPMG LLP. Mr. Colaluca received a B.S. degree from the State University of New York at Albany and is a certified public accountant.

     Steven D. Shambach has served as our Vice President of Sales since September 1999. Before joining Novient, from January 1995 to September 1999, Mr. Shambach was the Regional Vice President for Sales and Service for the southern U.S. with SAP America, a subsidiary of SAP AG, a provider of business application software. Previously, Mr. Shambach was the Regional Vice President at Ross Systems, an application software company. Mr. Shambach also has held various positions at Coopers & Lybrand, Management Sciences America, and Computer Associates International. Mr. Shambach holds a B.S. degree from Florida State University and is a certified public accountant.

     Gary Melia has served as Managing Director of European Operations since November 1999. Before joining Novient, from December 1996 to October 1999, Mr. Melia worked in a senior sales management role at Tivoli Systems, the systems management subsidiary owned by IBM. From September 1993 to December 1996, Mr. Melia worked in a senior sales and business development role at Oracle Corporation, a software company. Previously, Mr. Melia also held sales and management positions for Xerox Corporation, a document management company, and Wang Corporation, a computer systems and services company.

     Jeffrey C. Osborne has served as our Vice President of Marketing since December 1999. Before joining Novient, from June 1998 to June 1999, Mr. Osborne was the Vice President of Marketing for International Computex, an enterprise software solutions company. From October 1997 to May 1998, Mr. Osborne was a Partner in Spectrum Marketing, a full-service marketing communications firm. From January 1997 to September 1997, Mr. Osborne was Vice President of Marketing for Manhattan Associates, an application software company. From September 1994 to December 1996, Mr. Osborne was Vice President of Marketing for AccuScan, a software developer and systems integrator. From August 1984 to August 1994, Mr. Osborne was Vice President of Marketing for Hand Held Products, a manufacturer of portable computers and bar code readers.

     Marc C. O'Brien co-founded WebProject, Incorporated in January 1998 and served as WebProject's Chairman and Chief Executive Officer. Novient acquired WebProject in April 2000, and Mr. O'Brien has served as our Vice President of Novient WebProject, since the acquisition. Before founding WebProject, from September 1996 to April 1997, Mr. O'Brien was the Chairman and Chief Executive Officer of Celantra Software Systems, an ERP software company. From 1992 to 1995, Mr. O'Brien was an executive with Scitor Corporation, an application software company. From 1987 to 1992, Mr. O'Brien held various management and engineering positions with PSDI, an application software company, and Texas Instruments, a diversified semiconductor and electronics company. Mr. O'Brien holds a B.S. degree from Clarkson University.

     Patricia A. Coggins has served as our Vice President of Professional Services since May 1999. Before joining Novient, from January 1998 to May 1999, Ms. Coggins was the Manager of North American Business Development for Sequent Computer Systems, a computer hardware company. From 1994 to 1997, Ms. Coggins held various director level positions at Deloitte & Touche, a management consulting firm. In 1995, Ms. Coggins was the Director of Product Sales for Deloitte & Touche's SAP America practice and in 1997 became the Director of Alliances for Deloitte & Touche's SAP America practice. From 1980 to 1994, Ms. Coggins was with Dun & Bradstreet Software. Ms. Coggins holds a B.A. degree from Kings College.

     Kenneth P. O'Reilly, Jr. has served as our Director of Engineering and Worldwide Customer Support since January 1999. Mr. O'Reilly was promoted to Vice President of Engineering and Worldwide Customer Support in January 2000. Before joining Novient, from February 1997 to December 1998, Mr. O'Reilly was the Director of Engineering at Indus International, an asset management services provider. From February 1994 to February 1997, Mr. O'Reilly was the Director of Worldwide Customer Support for Dun and Bradstreet Software. Mr. O'Reilly holds a B.A. degree from St. Anselm College.

     R. Reid French, Jr. has served as our Vice President of Business Development since February 2000. Before joining Novient, from July 1999 to February 2000, Mr. French was a strategic planner for Walt Disney World, a business unit of The Walt Disney Company, an entertainment company. From June 1994 to August 1997, Mr. French was an investment banker in the IT services practice of The Robinson-Humphrey Company. From June 1993 to May 1994, Mr. French was a Fellow for the Thomas J. Watson Foundation. Mr. French holds an M.B.A. degree from the Harvard Business School and a B.A. degree from Davidson College.

     Michael P. Howe has served as our Vice President of Product Management since July 1999. From April 1994 to July 1997, Mr. Howe was a Product Manager, Product Marketing Manager, and Sales Consultant for Oracle Corporation, a supplier of software for information management. From June 1992 to March 1994, Mr. Howe was a Software Engineer for Great West Life Assurance, a financial services holding company. Mr. Howe holds an M.B.A. degree from the Harvard Business School and a B.A. degree from the University of Colorado, Boulder.

     Burton B. Goldstein, Jr. has served as a director of Novient since February 2000. Mr. Goldstein has been a Venture Partner with Mellon Ventures, a venture capital firm, since January 2000, when Mellon Ventures combined with netWorth Partners, an Internet investment fund, where Mr. Goldstein served as President since January 1999. Mr. Goldstein co-founded Information America, an online information services company, in 1982 and served as its President and Chairman of the Board from November 1982 until June 1998. Information America was acquired by West Group, a division of The Thomson Corporation, an information and publishing company, in 1996. From 1996 until June 1998, Mr. Goldstein served on the executive committee of West Group. Mr. Goldstein holds a J.D. degree, with honors, and B.A. degree from the University of North Carolina. Mr. Goldstein also serves as a director of Headhunter.net.

     Michael S. McQuary has served as a director of Novient since April 1999. Mr. McQuary has been President since February 2000 of Earthlink, an Internet service provider. Mr. McQuary served as President from March 1996 to February 2000 and Chief Operating Officer from September 1995 to February 2000 of Mindspring, an Internet service provider that was acquired by Earthlink in February 2000. From October 1995 to March 1996, Mr. McQuary served as Executive Vice President of MindSpring and from July 1995 to September 1995 was MindSpring's Executive Vice President of Sales and Marketing. Before joining MindSpring, Mr. McQuary served in a variety of sales, marketing and operations management positions with Mobil Chemical, a petrochemical division of Mobil Corporation, an oil exploration and production company. Mr. McQuary holds an M.B.A. degree from Pepperdine University and a B.A. degree from the University of Virginia. Mr. McQuary also serves as a director of EarthLink.

     Alan J. Taetle has served as a director of Novient since March 1999. Mr. Taetle has been a General Partner of Noro-Moseley Partners, a venture capital firm, since May 1998. From March 1995 to April 1998, Mr. Taetle was Executive Vice President of Marketing and Business Development for MindSpring.

From November 1992 to March 1995, Mr. Taetle served as Director of Operations and Product Management at CogniTech Corporation, a developer of retail management software. Mr. Taetle holds an M.B.A. degree from the Harvard Business School and a B.A. degree from the University of Michigan.

     There are no family relationships between any of our directors or executive officers.

TERMS OF DIRECTORS

     Concurrently with the effective date of this offering, the board of directors will be divided into three classes, with members serving for staggered three-year terms. The board will be comprised of two Class I directors, two Class II directors and two Class III directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2001, 2002 and 2003 annual meetings of shareholders, respectively.

BOARD COMMITTEES

     The board of directors has established a compensation committee composed of Messrs. Goldstein, McQuary and Taetle, which makes recommendations concerning salaries and incentive compensation for our employees and administers our stock option plans. The board of directors also has established an audit committee composed of Messrs. Goldstein, McQuary and Taetle, which recommends the engagement of our outside auditors and reviews our accounting controls, the results and scope of the audit and other services provided by our outside auditors. The board of directors may establish, from time to time, other committees to facilitate the management of our business.

DIRECTOR COMPENSATION

     We have granted options to acquire a total of 32,000 shares of common stock to Michael McQuary as compensation for his services as a director. Except for this arrangement, our directors do not receive any compensation for their services as directors but are reimbursed for their reasonable expenses incurred in connection with attending meetings of the board of directors or its committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table presents 1999 compensation earned for services rendered to us by our current chief executive officer and each of our other executive officers whose salary and bonus compensation for 1999 exceeded $100,000, collectively referred to as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                  COMPENSATION
                                                        ANNUAL COMPENSATION          AWARDS
                                                        -------------------   ---------------------
                                                                              NUMBER OF SECURITIES
NAME AND PRINCIPAL POSITION                              SALARY     BONUS      UNDERLYING OPTIONS
---------------------------                             --------   --------   ---------------------
Mark E. Kopcha........................................  $150,000   $175,000          66,750
  Chief Executive Officer and Chairman of the Board
R. Russell Caldwell...................................   100,000     45,000          30,000
  Chief Technology Officer and Director

                       OPTIONS GRANTS IN LAST FISCAL YEAR

     The following table presents information about stock options granted during 1999 to the named executive officers. The potential realizable value of the options reported below was calculated by assuming 5% and 10% annual rates of appreciation of our common stock based on the exercise price of the option from the date of grant of the options until the expiration of the options. These assumed annual rates of appreciation were used in compliance with SEC rules and are not intended to forecast future price appreciation of the common stock. The actual value realized from the options could be substantially higher or lower than the values reported below, depending upon the future appreciation or depreciation of the common stock during the option period and the timing of exercise of the options. The potential realizable value computation does not take into account federal or state income tax consequences of options exercised or sales of appreciated stock.

                                                PERCENT OF                             POTENTIAL REALIZABLE VALUE
                                                   TOTAL                                AT ASSUMED ANNUAL RATES
                                   NUMBER OF      OPTIONS                                    OF STOCK PRICE
                                  SECURITIES    GRANTED TO                                  APPRECIATION FOR
                                  UNDERLYING     EMPLOYEES    EXERCISE                        OPTION TERM
                                    OPTIONS         IN        PRICE PER   EXPIRATION   --------------------------
NAME                              GRANTED (1)      YEAR         SHARE        DATE          5%             10%
----                              -----------   -----------   ---------   ----------   ----------      ----------
Mark E. Kopcha..................    66,750          4.8%        $1.00      12/31/04     $18,442         $40,752
R. Russell Caldwell.............    30,000          2.1          1.00      12/31/04       8,288          18,315

---------------

(1) Options were granted under our stock option plan. Unless otherwise indicated, each option vests and becomes exercisable as follows: 25% of the shares vest one year after the grant date and the remaining shares vest in 36 equal monthly installments thereafter.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table presents information concerning the number and value of unexercised options to purchase common stock held by the named executive officers. The named executive officers did not exercise any stock options during 1999. The values of the unexercised in-the-money options have been calculated on the basis of the fair market value at December 31, 1999 of $1.00 per share, as determined by the board of directors.

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                       OPTIONS AT YEAR-END           OPTIONS AT YEAR-END
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
Mark E. Kopcha...................................        --         66,750             --             --
R. Russell Caldwell..............................        --         30,000             --             --

STOCK OPTION PLAN

     Our stock option plan was adopted by our board of directors and our shareholders in 1997. We have reserved 5,000,000 shares for issuance under the plan. The purpose of our plan is to provide incentives for key employees, officers, consultants and directors to promote our success and to enhance our ability to attract and retain the services of such persons. Options granted under the stock option plan may be either options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options. The stock option plan also provides for the grant of awards of our common stock.

     The stock option plan is administered by the compensation committee of our board of directors, which has the authority to grant options, determine the provisions and conditions of such options, interpret the stock option plan and take other action as it deems equitable. The compensation committee has absolute discretion under the stock option plan to determine to whom options will be granted, when these grants will be made, and the number of shares of our common stock subject to these grants. However, no option may be granted to an officer or director of ours or any affiliate of ours unless such grant is approved in advance, or ratified no later than the next annual meeting of the shareholders, by: (1) our board of directors; (2) the compensation committee, if the committee is composed solely of two or more non-employee directors; or (3) our shareholders.

     The exercise price of each option is determined by the compensation committee and set forth in a stock option agreement. Exercise prices for incentive stock options may not be less than the fair market value per share of common stock on the date of grant, or 110% of the fair market value in the case of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. Until there is an established market for our common stock, the compensation committee, in its discretion, determines the fair market value of a share of common stock.

     The term of a stock option granted under the plan generally may not exceed ten years. The term of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock may not exceed five years.

     With respect to incentive stock options, in the event an optionee ceases to be employed by us for any reason other than death or disability, the optionee's options will terminate and cease to be exercisable no later than three months after the date the optionee ceases to be an employee. Should the optionee's employment terminate by reason of death or disability, the employee's options will terminate and cease to be exercisable no later than twelve months after the date the optionee ceases to be an employee. Options granted under the stock option plan are not transferable except upon the optionee's death.

     In the event of a merger or other reorganization of our company, the compensation committee has discretion to make adjustments with respect to options and take such other action as it deems necessary or appropriate to reflect or anticipate such merger or reorganization, including the substitution of new options, the termination or adjustment of outstanding options, the acceleration of vesting of options, or the removal of restrictions on outstanding options.

     Stock awards under the stock option plan may be subject to vesting requirements or may be granted without restrictions, as determined by the compensation committee. The compensation committee may require a recipient of a stock award to make a cash payment not exceeding the fair market value of the common stock at the time of grant.

     As of May 31, 2000, options to purchase 2,244,250 shares of common stock were outstanding under the stock option plan at a weighted-average exercise price of $1.20 per share. As of May 31, 2000, an aggregate of 42,500 shares of common stock had been issued upon exercise of options granted under the stock option plan. No stock awards were outstanding under the stock option plan as of May 31, 2000.

401(K) PROFIT SHARING PLAN

     We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, also known as a 401(k) Profit Sharing Plan. In general, all of our employees who have completed 30 days of service are eligible to participate. Our 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to limitations, a maximum of 25% of their first $30,000 in salary on a pre-tax basis. We did not match any portion of any employee's contribution in 1999. A separate account is maintained for each participant in the 401(k) Plan. Distributions from our 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

EMPLOYMENT AGREEMENTS

     All of our employees, including executive officers, are required to sign an agreement prohibiting their disclosure of any of our confidential or proprietary information. With respect to certain employees, the agreement restricts their ability to compete with us during their employment and for a period of time thereafter, restricts the solicitation of customers and employees following their employment with us and provides for the assignment of ownership of intellectual property rights to us.

     We entered into employment agreements with Mark E. Kopcha, R. Halsey Wise,
R. Russell Caldwell, David H. Keil, Anthony Colaluca, Jr., R. Reid French, Jr. and Marc O'Brien which contain the confidentiality, noncompetition and nonsolicitation provisions discussed above. Each agreement continues until terminated upon 30 days prior written notice by either party. Under each employment agreement, vesting of the executive's stock options accelerates upon a change of control. In the event the executive's employment is terminated without cause, as defined in the agreement, he is entitled to a severance payment equal to the sum of his unpaid base salary through the date of termination.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our articles of incorporation provide that the liability of our directors for monetary damages be eliminated to the fullest extent permissible under Georgia law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Georgia law.

     Our bylaws require us to indemnify our directors and officers against all liabilities to the fullest extent permitted under Georgia law and to advance all reasonable expenses incurred in a proceeding where the director or officer was either a party or a witness because he or she was a director.

     We have entered into agreements that require us to indemnify our directors and our officers to the fullest extent permitted under Georgia law. In addition, we have agreed to defend, hold harmless and indemnify our directors and officers against any obligations to pay judgments, penalties, fines, expenses and settlement amounts in connection with any action, suit or proceeding brought by reason of the fact that he or she is a director or officer, as the case may be, of our company or is serving, at our request, as a director, officer, employee, agent or consultant of another entity. No indemnification will be provided for any misappropriation of any business opportunity of ours, any act or omission involving intentional misconduct or a knowing violation of law, any transaction from which an improper personal benefit was received or any improper distribution to our shareholders. Further, we will pay expenses incurred by directors and officers in defending any covered action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. We believe that these agreements, as well as the provisions contained in our articles and bylaws described above, are necessary to attract and retain qualified persons as directors and officers.

     We have been advised that in the opinion of the SEC, although indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons as described above, this indemnification is against public policy as expressed in the Securities Act and may be unenforceable.

     We also have purchased a directors and officers liability insurance policy.

                           RELATED PARTY TRANSACTIONS

     Other than the arrangements that are described under the caption "Management" and the transactions described below, since January 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

     The following table summarizes the shares of our preferred stock purchased by our named executive officers, directors and 5% shareholders, and persons and entities associated with them.

                                    NO. OF SHARES OF       NO. OF SHARES OF       NO. OF SHARES OF
                                  SERIES A CONVERTIBLE   SERIES B CONVERTIBLE   SERIES C CONVERTIBLE     AGGREGATE
INVESTOR                           PREFERRED STOCK(1)     PREFERRED STOCK(2)     PREFERRED STOCK(3)    CONSIDERATION
--------                          --------------------   --------------------   --------------------   -------------
Intelligent Systems
  Corporation...................        227,250                      --                    --           $  181,800
Noro-Moseley Partners IV, L.P.
  and related entities..........             --               1,656,004               195,900(4)         3,785,880
Hummer Winblad Venture Partners
  III, L.P. and related
  entities......................             --               1,241,996               587,700            6,215,736
First Union Capital Partners,
  Inc...........................             --                      --               914,200            7,002,772
Mellon Ventures, L.P............             --                      --               914,200            7,002,772

---------------

(1) We issued our series A convertible preferred stock at $0.80 per share.
(2) We issued our series B convertible preferred stock at $1.38 per share.
(3) We issued our series C convertible preferred stock at $7.66 per share.
(4) In February 2000, as part of our sale of 3,265,000 shares of our series C convertible preferred stock, we sold 195,900 shares of series C convertible preferred stock to Noro-Moseley Partners IV, L.P. and Noro-Moseley Partners IV-B, L.P., which are affiliates of Alan J. Taetle, one of our directors. These entities acquired their shares on the same terms as other purchasers in this transaction.

     In January 2000, we sold 100,000 shares of common stock to R. Halsey Wise, our President and Chief Operating Officer and director, at a price of $1.00 per share. In February 2000, we sold 100,000 shares of common stock to David H. Keil, our Executive Vice President of Corporate Strategy and Business Development, at a price of $1.00 per share.

                             PRINCIPAL SHAREHOLDERS

     The following table presents information about the beneficial ownership of our capital stock as of May 31, 2000 and as adjusted to reflect our sale of common stock offered by this prospectus for:

     - all persons who beneficially own more than 5% of our common stock;

     - each of our named executive officers;

     - each of our directors; and

     - all executive officers and directors as a group.

     Unless otherwise indicated, each of the shareholders has sole voting and investment power for the shares of common stock listed opposite its name below. Beneficial ownership is determined under the rules of the SEC. Percentage of beneficial ownership is based on:

     - 13,126,769 shares outstanding as of May 31, 2000; and

     -                shares outstanding after completion of this offering.

     All options exercisable within 60 days of May 31, 2000 are reported as currently exercisable. The shares issuable under these options are treated as if outstanding for computing the percentage ownership of the person holding these options but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

     Except as noted below, the business address of the named beneficial owner is c/o Novient, Inc., 3525 Piedmont Road, Building 8, Suite 500, Atlanta, Georgia 30305.

                                                                                  PERCENT BENEFICIALLY
                                                                                         OWNED
                                                                                 ----------------------
                                                            NUMBER OF SHARES     BEFORE THE   AFTER THE
                    NAME AND ADDRESS                       BENEFICIALLY OWNED     OFFERING    OFFERING
                    ----------------                       ------------------    ----------   ---------
Mark E. Kopcha...........................................       3,060,000           23.3%
Noro-Moseley Partners IV, L.P............................       1,851,904(1)        14.1
  9 North Parkway Square
  4200 Northside Parkway, NW
  Atlanta, GA 30327
Alan J. Taetle...........................................       1,851,904(2)        14.1
Hummer Winblad Venture Partners III, L.P.................       1,829,696(3)        13.9
  2 South Park, 2nd floor
  San Francisco, California 94107
R. Russell Caldwell......................................       1,360,000           10.4
First Union Capital Partners, Inc........................         914,200            7.0
  One First Union Center, TW-5
  Fifth Floor
  Charlotte, North Carolina 28288
Mellon Ventures, L.P.....................................         914,200            7.0
  One Buckhead Plaza, Suite 780
  3060 Peachtree Road, NW
  Atlanta, Georgia 30305
Burton B. Goldstein, Jr..................................         914,200(4)         7.0
Intelligent Systems Corporation..........................         681,750            5.2
  4355 Shackleford Road
  Norcross, Georgia 30093
Michael S. McQuary.......................................          16,000(5)           *
All directors and executive officers as a group (16
  persons)...............................................       7,575,229(6)        57.5

---------------

 *  Less than one percent.

(1) Includes shares owned by Noro-Moseley Partners IV-B, L.P., which is an affiliate of Noro-Moseley Partners IV, L.P.
(2) Consists of shares owned by Noro-Moseley Partners IV, L.P. and Noro-Moseley Partners IV-B, L.P. Mr. Taetle is a principal of these entities and may be deemed to be a beneficial owner of these shares. Mr. Taetle disclaims beneficial ownership of the shares held by Noro-Moseley Partners IV, L.P. and Noro-Moseley Partners IV-B, L.P.
(3) Includes shares owned by Hummer Winblad Technology Fund III, L.P., Hummer Winblad Venture Partners IV, L.P. and Hummer Winblad Technology Fund IV, L.P. which are affiliates of Hummer Winblad Venture Partners III, L.P.
(4) Consists of shares owned by Mellon Ventures, L.P. Mr. Goldstein is a principal of this entity and may be deemed to be a beneficial owner of these shares. Mr. Goldstein disclaims beneficial ownership of the shares held by Mellon Ventures, L.P.
(5) Includes 16,000 shares subject to options that are exercisable within 60 days.
(6) Includes 50,531 shares subject to options that are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Immediately following the offering, our authorized capital stock will
consist of 100,000,000 shares of common stock, of which                will be
issued and outstanding, and 10,000,000 shares of undesignated preferred stock issuable in one or more series to be designated by our board of directors, of which no shares will be issued and outstanding.

     As of May 31, 2000, there were outstanding:

     - 13,126,769 shares of common stock held by 38 shareholders of record;

     - warrants to purchase 170,281 shares of common stock; and

     - options to purchase an aggregate of 2,244,250 shares of common stock.

COMMON STOCK

     Holders of shares of our common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of our shareholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of our common stock are entitled to share ratably in such dividends as may be declared and paid out of funds legally available.

     In the event of dissolution, liquidation or winding up of our company, holders of our shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, subject to limitations prescribed by law, without further shareholder approval, to issue from time to time up to the total authorized shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of our preferred stock may have the effect of delaying or preventing a change of control of our company.

OPTIONS AND WARRANTS

     As of May 31, 2000, options to purchase 2,244,250 shares of common stock were outstanding under our stock option plan at a weighted-average exercise price of $1.20 per share. Warrants to purchase 170,281 shares of common stock were also outstanding at a weighted-average exercise price of $2.81 per share. All outstanding options and warrants provide for antidilution adjustments in the event of mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of our company.

REGISTRATION RIGHTS

     We have granted registration rights to some of our existing shareholders covering 7,015,031 shares of our common stock.

     If we register any of our common stock, either for our own account or for the account of other security holders, and the registration form to be used may be used for the registration of the securities of these holders, the holders are entitled to include their shares of common stock in the registration. All of these rights to register securities in connection with this offering have been waived as required by the respective agreements granting these rights.

     Beginning six months following the completion of this offering, holders of 6,844,750 shares of common stock, representing shares issued in conversion of our series A, B and C convertible preferred stock and 170,281 shares issuable upon exercise of outstanding warrants, may require that we register all or part of these securities for sale under the Securities Act. Until we are entitled to register our shares on Form S-3, a short form registration statement, these holders may only make two such demands. Once we are entitled to use Form S-3,
which may be as early as                2001, all of these holders may make such
demands for registrations on Form S-3 on an unlimited number of occasions.

     In all cases, a holder's right to include shares in a registration is subject: (1) to a registration priority arrangement and (2) in an underwritten registration, to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of these registrations will be paid by us, other than selling expenses, which will be paid by the holders of the securities being registered. Selling expenses include underwriting discounts, selling commissions and stock transfer taxes.

GEORGIA ANTI-TAKEOVER LAW AND OUR ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

     The provisions of the Georgia Business Corporation Act, our articles of incorporation and our bylaws described below may have the effect of delaying or preventing another person from acquiring us.

  Georgia Anti-Takeover Law.

     Statutory Business Combination Provisions. We have elected in our bylaws to be subject to provisions of Georgia law prohibiting various business combinations involving shareholders that beneficially own 10% or more of our outstanding shares for a period of five years after the time that the shareholder came to beneficially own 10% or more of our outstanding shares. Notwithstanding the statute's restrictions, the business combination may proceed if it is approved by our board of directors or results in the shareholder owning 90% or more of our outstanding shares, excluding shares held by directors and executive officers. A "business combination" includes, among other things, a merger or consolidation involving our company and the shareholder and the sale to the shareholder of 10% or more of our assets not in the ordinary course of business.

     Georgia Fair Price Statute. We have also elected in our bylaws to be subject to provisions of Georgia law requiring that business combinations with shareholders who own 10% or more of our outstanding shares that do not meet specified pricing criteria to be approved by our directors and shareholders who are not affiliated or associated with the shareholder. The fair price statute does not require this approval of a business combination if the cash, stock and other property received by our shareholders in the transaction is the same for all shareholders and is not less than the highest of a number of values assigned to the shares of our company based on trading prices and liquidation values.

  Articles of Incorporation and Bylaws.

     Classified Board and Removal of Directors. Our articles of incorporation provide for our board of directors to be elected, initially, to staggered one, two and three year terms and, thereafter, for successive three year terms. In addition, the directors may only be removed from office for cause, which requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our common stock entitled to vote at an election of directors. The preceding provisions may be changed only upon the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our common stock.

     Shareholder Meetings. Under our bylaws, the shareholders may call a special meeting only upon the request of holders of at least 50% of votes entitled to be cast on each issue proposed to be considered at the special meeting. Additionally, the board of directors, the chairman of the board, the chief executive officer or the president of our company may call special meetings of shareholders.

     Requirements for Advance Notification of Shareholder Proposals and Director Nominations. Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders meetings. Notice of shareholder proposals and director nominations must be given timely in writing to our corporate secretary before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at our principal executive offices with respect to shareholder proposals and elections to be held at the annual meeting not less than 60 days before the date of the meeting at which directors are to be elected; however, if less than 70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to shareholders or public disclosure of the date of such meeting is made. In addition, our articles of incorporation provide that upon consummation of this offering, shareholders may take action only at a duly called and held meeting and may not take action by written consent.

     Notice to us from a shareholder who intends to present a proposal or to nominate a person for election as a director at a shareholders' meeting must contain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, including such person's written consent to serve as a director if so elected. If the presiding officer at the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the articles of incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the articles of incorporation does not restrict a shareholder's right to include proposals in our annual proxy materials pursuant to rules promulgated under the federal securities laws.

     The provisions of our articles of incorporation and bylaws and Georgia law described above contain provisions that may have the effect of delaying or preventing a non-negotiated merger or other business combination involving our company. These provisions are intended to encourage any person interested in acquiring our company to negotiate with and obtain the approval of the board of directors in connection with the transaction. Many of these provisions may, however, discourage a future acquisition of our company not approved by the board of directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of our shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in this type of transaction may not have the opportunity to do so. These provisions could also discourage bids for the common stock at a premium, as well as create a depressive effect on the market price of the common stock.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

     We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol NVNT.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price.

NUMBER OF SHARES

     After this offering,                shares of common stock will be
outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of May 31, 2000 and assumes no exercise of
outstanding options. The                shares sold in this offering will be
freely tradable without restriction under the Securities Act.

     The remaining 13,126,769 shares of common stock held by existing shareholders are restricted shares or are subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Of these restricted shares,

     - 5,536,750 shares will be available for resale in the public market in reliance on Rule 144(k) immediately following this offering, all of which are subject to lock-up agreements described below;

     - 2,898,000 shares will be available for resale in the public market in reliance on Rule 144 beginning 90 days following this offering, all of which are subject to lock-up agreements; and

     - 4,692,019 shares become eligible for resale in the public market at various dates beginning 90 days following this offering, all of which are subject to lock-up agreements.

LOCK-UP AGREEMENTS

     Each of our executive officers and directors and other shareholders who will own shares of common stock after the offering, have entered into lock-up agreements generally providing that they will not:

     - offer to sell, contract to sell or transfer any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

for a period of 180 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc.

     FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, FleetBoston Robertson Stephens Inc. will consider the shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

     We have agreed not to sell or dispose of any shares of common stock during the 180-day period following the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under our stock option plan.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, including an affiliate of ours, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which
       will equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale.

     Such sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k) as currently in effect, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, our employees, officers, directors and consultants who purchased shares of our common stock in connection with written compensatory benefit plans or written contracts relating to the compensation of the purchaser, may rely on Rule 701 to resell those shares. The SEC has indicated that Rule 701 will apply to stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercises of those options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus:

     - may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

     - may be sold by affiliates under Rule 144 without complying with its one-year minimum holding requirement.

STOCK OPTIONS AND WARRANTS

     At May 31, 2000:

     - options to purchase an aggregate of 224,354 shares of our common stock will be fully vested;

     - options to purchase an additional 2,019,896 shares of common stock were outstanding but subject to future vesting and an additional 2,720,750 shares of common stock were available for future grants under our stock option plan; and

     - 170,281 shares of common stock were subject to exercisable warrants.

     As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable pursuant to our stock option plan. Subject to the lock-up agreements, shares covered by these registration statements will be eligible for sale in the public markets by our non-affiliates. Shares owned by our affiliates may be sold in the public market if they qualify for an exemption from registration under Rules 144 or 701.

REGISTRATION RIGHTS

     Following the offering, some of our shareholders will have rights to require us to register their shares of common stock under the Securities Act, and they will have rights to participate in any future registration of securities by us. For more information, see "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., J.P. Morgan Securities Inc., Wit SoundView Corporation and The Robinson-Humphrey Company, LLC have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
FleetBoston Robertson Stephens Inc..........................
J. P. Morgan Securities Inc.................................
Wit SoundView Corporation...................................
The Robinson-Humphrey Company, LLC..........................
                                                              --------
               Total........................................
                                                              ========

     We have been advised that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession
of not in excess of $          per share, of which $          may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     Before this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to
purchase up to                additional shares of common stock at the same
price per share as we will receive for the                shares that the
underwriters have agreed to purchase. If the underwriters exercise this option
to purchase any of the additional                shares of common stock, the
underwriters have severally agreed, subject to specified conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent that the underwriters exercise the over-allotment option. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us.

                                                                                TOTAL
                                                                      --------------------------
                                                               PER    WITHOUT OVER-   WITH OVER-
                                                              SHARE     ALLOTMENT     ALLOTMENT
                                                              -----   -------------   ----------
Public offering price.......................................    $           $             $
Underwriting discounts and commissions......................
Proceeds, before expenses, to us............................

     The expenses of the offering payable by us are estimated at $          .
FleetBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on           , 2000.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representation and warranties contained in the underwriting agreement.

     Lock-Up Agreements. Each of our executive officers, directors and all of our shareholders have agreed with the representatives, for a period of 180 days after the date of this prospectus, not to offer to sell, contract to sell or transfer any:

     - shares of common stock;

     - options or warrants to purchase any shares of common stock; or

     - any securities convertible into or exchangeable for shares of common stock.

However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sale of shares before the expiration of the 180-day lock-up period.

     We have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements before the expiration of the lock-up period, or issue, sell, contract to sell, or dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock. However, the following are examples of exceptions to this agreement:

     - our sale of shares in this offering;

     - the issuance of our common stock upon the exercise of outstanding options or warrants; and

     - the issuance of options under existing stock option and incentive plans, provided that those options do not vest before the expiration of the lock-up period.

     Listing. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol NVNT.

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in this offering may engage in transactions that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may include stabilizing bids, syndicate covering transactions or the imposition of penalty bids, as described below:

     - a stabilizing bid is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock;

     - a syndicate covering transaction is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering; and

     - a penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member.

     The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Directed Share Program.  At our request, certain of the underwriters have
reserved up to      % of the shares of common stock for sale at the initial
public offering price to persons who are our directors, officers or employees or who are otherwise associated with us, and who have advised us of their desire to purchase such shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of these shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

     In our February 2000 private placement of series C convertible preferred stock, we sold 195,900 shares of series C convertible preferred stock at $7.66 per share to R-H Capital Partners, L.P., an affiliate of The Robinson-Humphrey Company, LLC. As a result of this transaction, persons associated with The Robinson-Humphrey Company, LLC may be deemed to beneficially own 195,900 shares of common stock upon the automatic conversion of our convertible preferred stock at the closing of this offering.

     A prospectus in electronic format will be made available on web sites maintained by one or more of the underwriters participating in this offering, including Wit SoundView Corporation's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView Corporation in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of those dealers. The representatives may agree to allocate a number of shares to Wit Capital Corporation and other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters on the same basis as other allocations.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock to be sold in this offering and other legal matters related to this offering will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. King & Spalding has served as counsel for the underwriters in connection with this offering.

                                    EXPERTS

     The financial statements of Novient, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 and WebProject, Incorporated as of December 31, 1998 and 1999 and the period from February 4, 1998 through December 31, 1998 and for the year ended December 31, 1999 have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 for the registration of the common stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, parts of which have been omitted as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus about any contract or other document are not necessarily complete. Statements made about any contract or document are summaries of material information about the documents summarized, but are not complete descriptions of all terms. If we filed any of those documents as exhibits to the registration statement, you may read the document itself for a complete description of its terms.

     The registration statement can be inspected and copied at the SEC's following locations at prescribed rates:

Public Reference Room        New York Regional Office     Chicago Regional Office
Office                       Seven World Trade Center     Citicorp Center
450 Fifth Street, N.W.       Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, NY 10048           Chicago, IL 60661-2511

     In addition, the registration statement is publicly available through the SEC's web site, located at http://www.sec.gov. You may contact the SEC at 1-800-732-0330.

     We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain copies of the documents that we file electronically with the SEC through the SEC's web site located at http://www.sec.gov. You can also request copies of these documents, for a copying fee, by writing to the SEC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NOVIENT, INC.:
Independent Auditors' Report................................   F-2
Balance Sheets as of December 31, 1998 and 1999 and March
  31, 2000 (unaudited)......................................   F-3
Statements of Operations for the Years Ended December 31,
  1997, 1998 and 1999 and the Three Months Ended March 31,
  1999 and 2000 (unaudited).................................   F-4
Statements of Shareholders' Equity (Deficit) for the Years
  Ended December 31, 1997, 1998 and 1999 and the Three
  Months Ended March 31, 2000 (unaudited)...................   F-5
Statements of Cash Flows for the Years Ended December 31,
  1997, 1998 and 1999 and the Three Months Ended March 31,
  1999 and 2000 (unaudited).................................   F-6
Notes to Financial Statements...............................   F-7
WEBPROJECT, INCORPORATED:
Independent Auditors' Report................................  F-19
Balance Sheets as of December 31, 1998 and 1999 and March
  31, 2000 (unaudited)......................................  F-20
Statements of Operations for the Period from February 4,
  1998 through December 31, 1998 and the Year Ended December
  31, 1999 and the Three Months Ended March 31, 1999 and
  2000 (unaudited)..........................................  F-21
Statements of Shareholders' Equity for the Period from
  February 4, 1998 through December 31, 1998 and the Year
  Ended December 31, 1999 and the Three Months Ended March
  31, 2000 (unaudited)......................................  F-22
Statements of Cash Flows for the Period from February 4,
  1998 through December 31, 1998 and the Year Ended December
  31, 1999 and the Three Months Ended March 31, 1999 and
  2000 (unaudited)..........................................  F-23
Notes to Financial Statements...............................  F-24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Novient, Inc.:

     We have audited the accompanying balance sheets of Novient, Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novient, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Atlanta, Georgia
June 23, 2000

                                 NOVIENT, INC.

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------    MARCH 31,
                                                                1998         1999           2000
                                                              --------   ------------   ------------
                                                                                        (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $299,158   $  1,240,144   $ 22,084,542
  Accounts receivable, net of allowance for doubtful
    accounts of $125,000 at December 31, 1998 and 1999 and
    March 31, 2000..........................................   487,978        758,325      1,564,742
  Prepaid expenses..........................................    12,600         14,513         49,473
                                                              --------   ------------   ------------
         Total current assets...............................   799,736      2,012,982     23,698,757
                                                              --------   ------------   ------------
Property and equipment:
  Computer hardware and software............................   129,491        920,439      1,355,892
  Furniture and fixtures....................................    16,207         36,305         43,478
  Leasehold improvements....................................     2,338          7,338         28,248
                                                              --------   ------------   ------------
                                                               148,036        964,082      1,427,618
  Less accumulated depreciation and amortization............    37,965        217,193        344,070
                                                              --------   ------------   ------------
         Net property and equipment.........................   110,071        746,889      1,083,548
                                                              --------   ------------   ------------
Other assets................................................    17,966         47,768        181,300
                                                              --------   ------------   ------------
                                                              $927,773   $  2,807,639   $ 24,963,605
                                                              ========   ============   ============
       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $ 19,913   $    594,136   $    859,098
  Accrued salaries and related expenses.....................   309,944        345,000        213,690
  Accrued other expenses....................................    37,458        286,624        282,633
  Deferred revenue..........................................    67,500        281,332        292,705
  Deferred income taxes.....................................    33,463             --             --
  Advances from shareholders................................    37,870             --             --
                                                              --------   ------------   ------------
         Total current liabilities..........................   506,148      1,507,092      1,648,126
                                                              --------   ------------   ------------
Convertible preferred stock $.001 par value, redeemable at
  greater of fixed or fair value; authorized 10,000,000
  shares; stated at fair value:
  Series A -- $.001 par value; 520,833 shares designated;
    218,750, 227,250 and 227,250 shares issued and
    outstanding at December 31, 1998, December 31, 1999 and
    March 31, 2000, respectively............................   175,000      4,777,500      5,227,950
  Series B -- $.001 par value; 2,898,000 shares designated,
    issued and outstanding at December 31, 1999 and March
    31, 2000, respectively..................................        --     20,286,000     22,198,680
  Series C -- $.001 par value; 3,275,281 shares designated;
    3,265,000 shares issued and outstanding at March 31,
    2000....................................................        --             --     25,000,000
                                                              --------   ------------   ------------
         Total convertible preferred stock..................   175,000     25,063,500     52,426,630
                                                              --------   ------------   ------------
Shareholders' equity (deficit):
  Common stock -- $.001 par value; authorized 50,000,000
    shares; 4,995,000, 4,995,000 and 5,237,500 shares issued
    and outstanding at December 31, 1998, December 31, 1999
    and March 31, 2000, respectively........................     4,995          4,995          5,238
  Additional paid-in capital................................   145,355             --             --
  Deferred stock-based compensation.........................        --     (2,669,398)    (2,540,803)
  Retained earnings (accumulated deficit)...................    96,275    (21,098,550)   (26,575,586)
                                                              --------   ------------   ------------
         Total shareholders' equity (deficit)...............   246,625    (23,762,953)   (29,111,151)
Commitments
                                                              --------   ------------   ------------
                                                              $927,773   $  2,807,639   $ 24,963,605
                                                              ========   ============   ============

                See accompanying notes to financial statements.

                                 NOVIENT, INC.

                            STATEMENTS OF OPERATIONS

                                                                                THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    --------------------------------------   ------------------------
                                       1997         1998          1999          1999         2000
                                    ----------   ----------   ------------   ----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Software license fees...........  $  175,935   $1,611,351   $  3,826,161   $  790,373   $   896,750
  Service fees....................       9,264      256,950        757,378      211,297       543,690
                                    ----------   ----------   ------------   ----------   -----------
          Total revenues..........     185,199    1,868,301      4,583,539    1,001,670     1,440,440
Cost of revenues..................       5,438       83,807        602,425       24,034       591,316
                                    ----------   ----------   ------------   ----------   -----------
          Gross profit............     179,761    1,784,494      3,981,114      977,636       849,124
                                    ----------   ----------   ------------   ----------   -----------
Operating expenses:
  Selling and marketing...........      24,075      462,889      2,677,886      335,483     1,747,449
  General and administrative......     107,750      475,686      1,820,178      244,906     1,100,087
  Research and development........      99,876      606,949      2,370,693      390,763     1,206,643
  Depreciation and amortization...       9,792       22,847        188,965       20,000       126,042
  Noncash stock compensation......          --           --        454,937          801     1,923,777
                                    ----------   ----------   ------------   ----------   -----------
          Total operating
            expenses..............     241,493    1,568,371      7,512,659      991,953     6,103,998
                                    ----------   ----------   ------------   ----------   -----------
          (Loss) income from
            operations............     (61,732)     216,123     (3,531,545)     (14,317)   (5,254,874)
Interest income...................         231        5,598        147,910       23,899       132,004
                                    ----------   ----------   ------------   ----------   -----------
          (Loss) income before
            income taxes..........     (61,501)     221,721     (3,383,635)       9,582    (5,122,870)
Income tax expense (benefit)......          --       50,921        (50,921)         144            --
                                    ----------   ----------   ------------   ----------   -----------
          Net (loss) income.......     (61,501)     170,800     (3,332,714)       9,438    (5,122,870)
Preferred stock accretion.........          --           --    (21,145,101)    (232,515)   (2,363,130)
                                    ----------   ----------   ------------   ----------   -----------
          Net (loss) income
            available to common
            shareholders..........  $  (61,501)  $  170,800   $(24,477,815)  $ (223,077)  $(7,486,000)
                                    ==========   ==========   ============   ==========   ===========
Net (loss) income per share:
  Basic...........................  $     (.01)  $      .03   $      (4.90)  $     (.04)  $     (1.46)
                                    ==========   ==========   ============   ==========   ===========
  Diluted.........................  $     (.01)  $      .03   $      (4.90)  $     (.04)  $     (1.46)
                                    ==========   ==========   ============   ==========   ===========
Weighted-average common shares
  outstanding:
  Basic...........................   4,920,000    4,993,890      4,995,000    4,995,000     5,129,684
                                    ==========   ==========   ============   ==========   ===========
  Diluted.........................   4,920,000    5,651,685      4,995,000    4,995,000     5,129,684
                                    ==========   ==========   ============   ==========   ===========
Unaudited pro forma net (loss)
  income per share:
  Basic and diluted...............                            $       (.39)               $      (.47)
                                                              ============                ===========
  Basic and diluted
     weighted-average common
     shares outstanding...........                               8,574,750                 10,862,181
                                                              ============                ===========

                See accompanying notes to financial statements.

                                 NOVIENT, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                       RETAINED         TOTAL
                                      COMMON STOCK      ADDITIONAL      DEFERRED       EARNINGS     SHAREHOLDERS'
                                   ------------------     PAID-IN     STOCK-BASED    (ACCUMULATED      EQUITY
                                    SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT)       (DEFICIT)
                                   ---------   ------   -----------   ------------   ------------   -------------
Balance at December 31, 1996.....         --   $   --   $       100   $        --    $    (13,024)  $    (12,924)
  Issuance of common stock.......  4,920,000    4,920       120,330            --              --        125,250
  Net loss.......................         --       --            --            --         (61,501)       (61,501)
                                   ---------   ------   -----------   -----------    ------------   ------------
Balance at December 31, 1997.....  4,920,000    4,920       120,430            --         (74,525)        50,825
  Issuance of common stock.......     75,000       75        24,925            --              --         25,000
  Net income.....................         --       --            --            --         170,800        170,800
                                   ---------   ------   -----------   -----------    ------------   ------------
Balance at December 31, 1998.....  4,995,000    4,995       145,355            --          96,275        246,625
  Redemption of series A
    convertible preferred
    stock........................         --       --      (145,355)           --         (73,860)      (219,215)
  Deferred compensation related
    to stock option grants.......         --       --     3,124,335    (3,124,335)             --             --
  Amortization of stock-based
    compensation.................         --       --            --       454,937              --        454,937
  Accretion of redemption value
    of convertible preferred
    stock........................         --       --    (3,124,335)           --     (17,788,251)   (20,912,586)
  Net loss.......................         --       --            --            --      (3,332,714)    (3,332,714)
                                   ---------   ------   -----------   -----------    ------------   ------------
Balance at December 31, 1999.....  4,995,000    4,995            --    (2,669,398)    (21,098,550)   (23,762,953)
  Issuance of common stock
    (unaudited)..................    200,000      200       199,800            --              --        200,000
  Issuance of common stock upon
    exercise of options
    (unaudited)..................     42,500       43        13,982            --              --         14,025
  Deferred compensation related
    to stock option grants
    (unaudited)..................         --       --     1,795,182    (1,795,182)             --             --
  Amortization of stock-based
    compensation (unaudited).....         --       --            --     1,923,777              --      1,923,777
  Accretion of redemption value
    of convertible preferred
    stock (unaudited)............         --       --    (2,008,964)           --        (354,166)    (2,363,130)
  Net loss (unaudited)...........         --       --            --            --      (5,122,870)    (5,122,870)
                                   ---------   ------   -----------   -----------    ------------   ------------
Balance at March 31, 2000
  (unaudited)....................  5,237,500   $5,238   $        --   $(2,540,803)   $(26,575,586)  $(29,111,151)
                                   =========   ======   ===========   ===========    ============   ============

                See accompanying notes to financial statements.

                                 NOVIENT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                  THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,               MARCH 31,
                                           ---------------------------------   ------------------------
                                             1997       1998        1999          1999         2000
                                           --------   --------   -----------   ----------   -----------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income........................  $(61,501)  $170,800   $(3,332,714)  $    9,438   $(5,122,870)
Adjustments to reconcile net (loss)
  income to net cash (used in) provided
  by operating activities:
     Depreciation and amortization.......     9,792     22,847       188,965       20,000       126,042
     Provision for doubtful accounts.....        --    125,000            --           --            --
     Noncash stock compensation..........        --         --       454,937          801     1,923,777
     Deferred income tax (benefit)
       expense...........................        --     33,463       (33,463)      49,827            --
     Change in operating assets and
       liabilities:
       Accounts receivable...............   (54,295)  (558,683)     (270,347)     402,461      (806,417)
       Prepaid expenses..................        --    (12,600)       (1,913)      12,600       (34,960)
       Other assets......................      (877)   (15,785)      (29,802)     (93,287)     (133,532)
       Accounts payable..................     1,705     18,208       574,223        1,087       264,962
       Accrued salaries and related
          expenses.......................    12,488    297,456        35,056     (234,944)     (131,310)
       Accrued other expenses............        --     37,458       249,166      (30,743)       (3,991)
       Deferred revenue..................        --     67,500       213,832      725,624        11,373
                                           --------   --------   -----------   ----------   -----------
       Net cash (used in) provided by
          operating activities...........   (92,688)   185,664    (1,952,060)     862,864    (3,906,926)
                                           --------   --------   -----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....   (25,503)  (106,533)     (825,783)    (124,749)     (462,701)
                                           --------   --------   -----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common
     stock...............................   125,250     25,000            --           --       200,000
  Issuance of common stock upon exercise
     of options..........................        --         --            --           --        14,025
  Issuance of series A convertible
     preferred stock upon exercise of
     warrants............................        --         --        75,000           --            --
  Proceeds from issuance of series A
     convertible preferred stock.........   175,000         --            --           --            --
  Proceeds from issuance of series B
     convertible preferred stock.........        --         --     3,967,414    3,967,414            --
  Proceeds from issuance of series C
     convertible preferred stock.........        --         --            --           --    25,000,000
  Redemption of series A convertible
     preferred stock.....................        --         --      (285,715)    (285,715)           --
  Proceeds from advances from
     shareholders........................    12,856         --            --           --            --
  Repayment of advances from
     shareholders........................        --         --       (37,870)     (37,870)           --
                                           --------   --------   -----------   ----------   -----------
Net cash provided by financing
  activities.............................   313,106     25,000     3,718,829    3,643,829    25,214,025
                                           --------   --------   -----------   ----------   -----------
Net increase in cash and cash
  equivalents............................   194,915    104,131       940,986    4,381,944    20,844,398
Cash and cash equivalents at beginning of
  period.................................       112    195,027       299,158      299,158     1,240,144
                                           --------   --------   -----------   ----------   -----------
Cash and cash equivalents at end of
  period.................................  $195,027   $299,158   $ 1,240,144   $4,681,102   $22,084,542
                                           ========   ========   ===========   ==========   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
  FINANCING ACTIVITIES:
Accretion of redemption value of
  convertible preferred stock............  $     --   $     --   $20,912,586   $       --   $ 2,363,130
                                           ========   ========   ===========   ==========   ===========

                See accompanying notes to financial statements.

                                 NOVIENT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BUSINESS

     Novient, Inc. (the "Company") provides an Internet infrastructure solution to professional services organizations that optimizes global operations by enabling dynamic collaboration throughout an organization's services community. The Company's solution automates and streamlines the business processes of services organizations, including management of project opportunities, allocation of professional resources and delivery of the professional services and provides enterprise-wide visibility of business performance. In addition, the Company's solution facilitates business transactions and collaboration over the Internet among a professional services organization, its clients, affiliated services organizations and independent professionals. The Company also provides professional services, including maintenance support, consulting and training. During 1999, the Company changed its name from InfoWave Technologies, Inc. to Novient, Inc.

(B) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) UNAUDITED INTERIM INFORMATION

     The accompanying interim financial statements for the three months ended March 31, 1999 and 2000 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows. Historical results are not necessarily indicative of results to be expected in the future.

(D) REVENUE RECOGNITION

     The Company has adopted the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on fair values of the elements, such as software products, maintenance and support and consulting services. The determination of fair value is based on objective evidence that is specific to the Company or the pricing of products is established by management having the authority to do so.

  Software License Fees

     Revenues from license fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Subscription fees include fixed fees for use of the Company's Internet-hosted applications and are recognized over the service period, and included in software license fees.

                                 NOVIENT, INC.

  Service Fees

     Service revenues consist primarily of maintenance, support, consulting and training fees for the associated products. Maintenance and support revenues are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year. Consulting services and training revenues are recognized as the training, implementation or consulting services are performed. If maintenance and support services are included in an arrangement that involves a license agreement, amounts related to maintenance and support services are allocated based upon objective evidence of fair value, which is based on the price when such elements are sold separately, or when not sold separately, the price established by management having the authority to do so.

     Deferred revenue in the accompanying balance sheets represents payments received from customers in advance of revenue recognition.

(E) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Computer hardware...........................................  3 years
Computer software...........................................  2 years
Furniture and fixtures......................................  5 years

     Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

(F) RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     All research and development costs are expensed as incurred.

     The Company expenses all software development costs associated with establishing technological feasibility of new or enhanced products or systems. The Company defines technological feasibility as completion of beta testing of the new or enhanced products or systems. Because of the short period of time between completion of beta testing and the release of new or enhanced products or systems to customers, capitalized software development costs have not been significant.

(G) INCOME TAXES

     The Company was taxed as an S Corporation pursuant to the Internal Revenue Code through September 12, 1997. As such, the Company did not record any provision for Federal or state income taxes through September 12, 1997, since all income was passed through to, and the related income tax liabilities were the responsibility of, the shareholders of the Company.

     On September 12, 1997, the Company terminated its election to operate as an S Corporation and became taxable as a C Corporation.

     Since September 12, 1997, income taxes have been accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                 NOVIENT, INC.

(H) CASH AND CASH EQUIVALENTS

     The Company considers highly liquid instruments with original maturities of three months or less to be cash equivalents.

(I) STOCK-BASED COMPENSATION

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would generally be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board ("FASB") Interpretation No. 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans.

(J) SHARE AND PER SHARE DATA

     All share and per share data has been restated to reflect the amendment to the Company's Articles of Incorporation effective on February 24, 2000, upon issuance of the series C convertible preferred stock.

(K) FINANCIAL INSTRUMENTS

     The carrying value of the Company's cash, accounts receivable, accounts payable, accrued expenses and deferred revenue approximate fair value due to the short-term nature of these assets and liabilities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains all of its cash with financial institutions.

(L) COMPREHENSIVE INCOME

     In June 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, the Company has no other comprehensive income and thus comprehensive income equals net income. The Company adopted SFAS No. 130 effective January 1, 1998.

(M) COMPUTATION OF HISTORICAL AND UNAUDITED PRO FORMA NET (LOSS) INCOME PER
SHARE

     The Company has presented historical net (loss) income per share pursuant to SFAS No. 128, Earnings Per Share, and the SEC Staff Accounting Bulletin ("SAB") No. 98. Pursuant to SFAS No. 128, unvested stock is excluded from basic earnings per share and included in diluted earnings per share if dilutive. Pursuant to SAB No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the effective date of the initial public offering, are required to be included in the calculation of basic and diluted net (loss) income per share, as if they were outstanding for all periods presented. The Company has not had any such issuances or grants for nominal consideration.

                                 NOVIENT, INC.

     The unaudited pro forma net (loss) income per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is calculated using the historical weighted-average common shares outstanding and reflecting the anticipated conversion of series A, series B and series C convertible preferred stock into shares of the Company's common stock, as if such conversions had occurred on January 1, 1999, or at the date of issuance, if later. The calculation excludes preferred stock accretion of $21,145,101 and $2,363,130 for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

     Following is a reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net (loss) income per share:

                                                                                THREE MONTHS
                                              YEAR ENDED DECEMBER 31,              ENDED
                                       --------------------------------------    MARCH 31,
                                          1997         1998          1999           2000
                                       ----------   ----------   ------------   ------------
                                                                                (UNAUDITED)
Historical:
  Net (loss) income..................  $  (61,501)  $  170,800   $ (3,332,714)  $(5,122,870)
  Accretion on convertible preferred
     stock...........................          --           --    (21,145,101)   (2,363,130)
                                       ----------   ----------   ------------   -----------
          Net (loss) income
            applicable to common
            shareholders.............  $  (61,501)  $  170,800   $(24,477,815)  $(7,486,000)
                                       ==========   ==========   ============   ===========
Weighted-average basic common shares
  outstanding........................   4,920,000    4,993,890      4,995,000     5,129,684
  Effect of dilutive options.........          --        1,545             --            --
Assumed conversion of series A
  convertible preferred stock........          --      656,250             --            --
                                       ----------   ----------   ------------   -----------
Weighted-average diluted common
  shares outstanding.................   4,920,000    5,651,685      4,995,000     5,129,684
                                       ==========   ==========   ============   ===========
Basic and diluted net (loss) income
  per share..........................  $     (.01)  $      .03   $      (4.90)  $     (1.46)
                                       ==========   ==========   ============   ===========

     The Company has excluded all convertible preferred stock, warrants for preferred stock, and outstanding stock options from the calculation of historical diluted net (loss) income per common share because all such securities are anti-dilutive for all periods presented except 1998. The total number of potentially dilutive shares excluded from the calculations of diluted net (loss) income per share were 385,572, 4,628,064 and 7,551,747 for the years ended December 31, 1997 and December 31, 1999, and the three months ended March 31, 2000 (unaudited), respectively. See Notes 4 and 5 for further information on these potentially dilutive securities.

                                 NOVIENT, INC.

     Following is a reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net (loss) income per share:

                                                                 YEAR ENDED       THREE MONTHS ENDED
                                                              DECEMBER 31, 1999     MARCH 31, 2000
                                                              -----------------   ------------------
                                                                                     (UNAUDITED)
Historical net (loss) income................................     $(3,332,714)        $(5,122,870)
                                                                 ===========         ===========
Unaudited pro forma:
  Historical basic and diluted common shares outstanding....       4,995,000           5,129,684
  Adjustment to reflect the anticipated initial public
     offering Conversion of series A convertible preferred
     stock..................................................         681,750             681,750
     Conversion of series B convertible preferred stock.....       2,898,000           2,898,000
     Conversion of series C convertible preferred stock.....              --           2,152,747
                                                                 -----------         -----------
Pro forma basic and diluted common shares outstanding.......       8,574,750          10,862,181
                                                                 ===========         ===========
Unaudited pro forma basic and diluted net (loss) income per
  share.....................................................     $      (.39)        $      (.47)
                                                                 ===========         ===========

(N) ADVERTISING COSTS

     The Company's policy is to expense advertising costs as incurred.

2.  INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 consists of the following:

                                                         CURRENT    DEFERRED    TOTAL
                                                         --------   --------   --------
Year ended December 31, 1997:
  Federal..............................................  $     --   $     --   $     --
  State................................................        --         --         --
                                                         --------   --------   --------
                                                         $     --   $     --   $     --
                                                         ========   ========   ========
Year ended December 31, 1998:
  Federal..............................................  $  8,427   $ 28,174   $ 36,601
  State................................................     9,031      5,289     14,320
                                                         --------   --------   --------
                                                         $ 17,458   $ 33,463   $ 50,921
                                                         ========   ========   ========
Year ended December 31, 1999:
  Federal..............................................  $ (8,427)  $(28,174)  $(36,601)
  State................................................    (9,031)    (5,289)   (14,320)
                                                         --------   --------   --------
                                                         $(17,458)  $(33,463)  $(50,921)
                                                         ========   ========   ========

                                 NOVIENT, INC.

     A reconciliation of income tax expense (benefit) at the Federal income tax rate of 34% to actual income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                         1997       1998        1999
                                                       --------   --------   -----------
Computed "expected" income tax (benefit) expense.....  $(20,910)  $ 75,385   $(1,150,435)
Increase (decrease) in income taxes resulting from:
  State income taxes, net of Federal income tax
     effect..........................................    (1,083)     9,451      (164,511)
  S Corporation loss not subject to income tax.......    14,554         --            --
  Generation of research and experimentation credit
     carryforward....................................        --    (30,004)      (48,528)
  Benefit reduction due to limited carryback of net
     operating losses................................        --         --        39,695
  Nondeductible items................................       156        972        12,351
  Stock-based compensation...........................        --         --       154,678
  Valuation allowance................................     7,245     (7,245)    1,107,758
  Other, net.........................................        38      2,362        (1,929)
                                                       --------   --------   -----------
                                                       $     --   $ 50,921   $   (50,921)
                                                       ========   ========   ===========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                                1998        1999
                                                              --------   -----------
Deferred tax assets:
  Net operating loss and research and experimentation credit
     carryforwards..........................................  $     --   $   835,506
  Adjustments for cash method of accounting.................        --       248,247
  Allowance for doubtful accounts...........................    47,450        47,450
                                                              --------   -----------
          Total gross deferred tax assets...................    47,450     1,131,203
  Less valuation allowance..................................        --    (1,107,758)
                                                              --------   -----------
          Net deferred tax assets...........................    47,450        23,445
Deferred tax liabilities:
  Property and equipment, principally due to differences in
     depreciation and amortization..........................    (1,039)      (23,445)
  Adjustment for cash method of accounting..................   (79,874)           --
                                                              --------   -----------
          Total deferred tax liabilities....................   (80,913)      (23,445)
                                                              --------   -----------
          Net deferred tax asset (liability)................  $(33,463)  $        --
                                                              ========   ===========

     The valuation allowance for deferred tax assets as of December 31, 1998 and 1999 was $-0- and $1,107,758, respectively. The net change in the total valuation allowance for the periods ended December 31, 1997, 1998 and 1999 was an increase (decrease) of $7,245, ($7,245) and $1,107,758, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 1999, management believes sufficient uncertainty exists regarding realization of deferred tax assets and, accordingly, a valuation allowance against deferred tax assets has been established.

                                 NOVIENT, INC.

     At December 31, 1999, the Company had net operating loss and research and experimentation credit carryforwards of approximately $1,967,000 and $79,000, respectively, that will expire at various dates through the year 2019.

3.  ADVANCES FROM SHAREHOLDERS

     At December 31, 1998, advances from shareholders to the Company totaled $37,870. The advances were fully repaid in the year ended December 31, 1999.

4.  CONVERTIBLE PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Convertible preferred shareholders have numerous rights and privileges, including but not limited to, those disclosed herein.

(A) SERIES A CONVERTIBLE PREFERRED STOCK -- REDEEMABLE

     On September 12, 1997, the Company sold 218,750 shares of series A convertible preferred stock for $.80 per share resulting in net proceeds of $175,000. No dividends can be declared for any shares of series A convertible preferred stock except in the event that a dividend is declared on the outstanding shares of common stock. The amount of any dividend on series A convertible preferred stock will be determined on an as-converted basis. No dividends were declared for the years ended December 31, 1997, 1998 or 1999.

     In connection with the sale of the series A convertible preferred stock, the Company issued a warrant which provided the holders of the series A convertible preferred stock with the right to purchase an additional 75,000 shares of series A convertible preferred stock for a price of $1.00 per share. The Company also had the right to force the exercise of the warrant in certain circumstances. The warrant was exercised on September 8, 1999 resulting in net proceeds of $75,000.

     On March 5, 1999, the Company redeemed 66,500 shares of series A convertible preferred stock at $4.30 per share for a total cost of $285,715. The amount of $232,515 representing the excess proceeds over original cost has been included as accretion for calculating net income (loss) available to common shareholders in the year ended December 31, 1999 and the three months ended March 31, 1999 (unaudited).

     Each share of series A convertible preferred stock is convertible into 3 shares of common stock. The conversion rate is adjustable upon the occurrence of certain dilution events, as defined. The series A convertible preferred stock is automatically convertible into common stock upon the completion of a public offering in excess of $15.32 per share with net proceeds in excess of $15 million (a "Qualified Public Offering").

     The series A convertible preferred stock agreement required additional shares of series A convertible preferred stock to be issued to holders upon the issuance, by the Company, of common stock or convertible securities at a price less than the then existing conversion price. The initial conversion price of $.27 was subject to adjustment if the Company failed to achieve cumulative net revenue of $2,000,000 for the two-year period ended December 31, 1998. The Company met the revenue performance criterion and the conversion price was not adjusted.

                                 NOVIENT, INC.

     Holders of series A convertible preferred stock have full voting rights equivalent to the common shareholders as if the shares of preferred stock were converted to common stock.

     The terms of the series A convertible preferred stock were changed effective with the issuance of the series C convertible preferred stock on February 24, 2000 (see (c) below).

(B) SERIES B CONVERTIBLE PREFERRED STOCK -- REDEEMABLE

     On March 3, 1999, the Company sold 2,898,000 shares of series B convertible preferred stock for $1.38 per share resulting in net proceeds of $3,967,414. Series B convertible preferred stock has a $.1104 preference per share, per year, for dividends in the event that a dividend is declared on the outstanding shares of series A convertible preferred stock or common stock. The amount of any dividend on series B convertible preferred stock is determined on an as-converted basis. No dividends were declared for the year ended December 31, 1999.

     Each share of series B convertible preferred stock is convertible, at the option of the holder, into one share of common stock. The conversion rate is adjustable upon the occurrence of certain dilution events. The series B convertible preferred stock is automatically convertible into common stock upon the completion of a Qualified Public Offering.

     Holders of series B convertible preferred stock have full voting rights equivalent to the common shareholders as if the preferred were converted to common stock. In addition, until the completion of a Qualified Public Offering the board of directors will at all times include one director nominated by the holders of the series B convertible preferred stock.

     The terms of the series B convertible preferred stock were changed effective with the issuance of the series C convertible preferred stock on February 24, 2000 (see (c) below).

(C) SERIES C CONVERTIBLE PREFERRED STOCK -- REDEEMABLE

     On February 24, 2000, the Company sold 3,265,000 shares of redeemable series C convertible preferred stock for $7.66 per share for net proceeds of $25,000,000. Additionally, the Company issued a warrant which provides the holder with the right to purchase 10,281 shares of series C convertible preferred stock for a price of $7.66 per share. Upon the occurrence of a Qualified Public Offering the preferred stock warrant automatically converts to a warrant for common stock at $7.66 per share.

     The holders of series C convertible preferred stock are entitled to dividends in preference to series B convertible preferred, series A convertible preferred, and common stock at a rate of $.612557 per share, per year, or if greater, the amount of the dividend to series C convertible preferred stock determined on an as-converted basis.

     Each share of series C convertible preferred stock is convertible, at the option of the holder, into one share of common stock. The conversion rate is adjustable upon the occurrence of certain dilution events, as defined. The series C convertible preferred stock is automatically convertible into common stock upon the completion of a Qualified Public Offering.

     The series C convertible preferred stock agreement requires additional shares of series C convertible preferred stock to be issued to holders upon the issuance, by the Company, of common stock or convertible securities at a price less than the original issuance price, as defined, of $7.66. In the event of a financing transaction, subsequent to the series C convertible preferred stock, the series C conversion ratio is subject to the adjustment, if the offering price is less than $15.32, to 50% of the lowest offering price per share in any future investor financing. This right terminates upon completion of a Qualified Public Offering.

                                 NOVIENT, INC.

     In the event of any liquidation, dissolution or winding up either voluntary or involuntary, the holders of series C convertible preferred stock shall be entitled to receive, in preference to the holders of series A convertible preferred stock, series B convertible preferred stock and common stock, an amount equal to $7.66 for each outstanding share of series C convertible preferred stock and an amount equal to declared but unpaid dividends on each such share. After payment of such sum to the holders of series C convertible preferred stock, the holders of series A convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of $0.80 for each outstanding share of series A convertible preferred stock and an amount equal to declared but unpaid dividends on each such share and the holders of series B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of $1.38 for each outstanding share of series B convertible preferred stock and an amount equal to declared but unpaid dividends on each such share. If upon the occurrence of such liquidation, the assets and funds thus distributed among the holders of the series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds legally available for distribution shall first be distributed ratably among the holders of the series C convertible preferred stock, and then any remaining assets shall be distributed ratably among the holders of the series A convertible preferred and series B convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

     In addition, each of the series A, B, and C convertible preferred shareholders is entitled to additional preferential distribution until each of such holders has received an aggregate of three times their original investment, including amounts in the preceding paragraph. The remaining assets are available for distribution to the holders of common stock until such holders have received $22.98 per share and thereafter pro rata to the series B and C convertible preferred shareholders based on the number of shares held by each.

     The holders of series A, B, and C convertible preferred stock can demand redemption five years from the original issue date, if two thirds of the holders request redemption. If the shares are redeemed, then on a pro rata basis, one-half of the shares will be redeemed five years from the original issue date and the remainder one year later. The redemption price will be the greater of the fair market value of the shares or the original issue price plus accrued and unpaid dividends plus an amount equal to a return of 12% compounded annually from the date of issuance.

     The holders of the convertible preferred and common stock have entered into a voting agreement dated February 24, 2000 which provides for designation of four members of the Board of Directors by all common and preferred shareholders as a group. The series B and C convertible preferred stockholders may designate one member each, and the Company and series C convertible preferred shareholders can mutually designate one remaining member.

5.  STOCK OPTIONS

     The Company has a stock option plan for employees, directors and others pursuant to which the board of directors is authorized to grant options to acquire up to 5 million shares of common stock. The option price must not be less than the fair market value on the date of the grant for shareholders who own less than 10% of the Company and not less than 110% of the fair market value for shareholders who own greater than 10% of the Company. The term of the options is established by the board of directors at the time of grant; however, the term of the option shall not exceed ten years for shareholders who own less than 10% of the Company and five years for shareholders who own greater than 10% of the Company.

                                 NOVIENT, INC.

Option vesting terms are established by the board of directors at the time of the grant, and generally vest ratably over a four-year period beginning from the date of grant.

     The Company has granted stock options for a fixed number of shares to employees at exercise prices equal to the fair value of the shares at the date of the grant. The per share weighted-average fair value of the options granted during 1997, 1998 and 1999 was $.04, $.06, and $.26 per option, respectively, on the date of the grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions:

                                                               1997      1998      1999
                                                              -------   -------   -------
Expected dividend yield.....................................      0.0%      0.0%      0.0%
Risk-free interest rate.....................................      5.5%      5.5%      6.0%
Expected option life........................................  4 years   4 years   4 years

     The following summarizes stock option activity for the years ended December 31, 1997, 1998 and 1999:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                              NUMBER OF   EXERCISE
                                                               SHARES       PRICE
                                                              ---------   ---------
Balance at January 1, 1997..................................         --     $  --
  Granted...................................................    186,000      0.32
                                                              ---------     -----
Balance at December 31, 1997................................    186,000      0.32
  Granted...................................................    213,000      0.33
                                                              ---------     -----
Balance at December 31, 1998................................    399,000      0.33
  Granted...................................................  1,470,750      0.68
  Forfeited.................................................   (211,500)     0.33
                                                              ---------     -----
Balance at December 31, 1999................................  1,658,250     $0.64
                                                              =========     =====
Shares available for future grants..........................  3,341,750
                                                              =========

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                                         EXERCISABLE
                                                                                     -------------------
                                                            WEIGHTED-    WEIGHTED-             WEIGHTED-
                                                             AVERAGE      AVERAGE    NUMBER     AVERAGE
                                                NUMBER      REMAINING    EXERCISE      OF      EXERCISE
RANGE OF PRICES                               OUTSTANDING      LIFE        PRICE     SHARES      PRICE
---------------                               -----------   ----------   ---------   -------   ---------
$0.16.......................................       6,000     7.2 years     $0.16       6,000     $0.16
 0.33.......................................     890,250     9.1 years      0.33     160,125      0.33
 1.00.......................................     762,000    10.0 years      1.00          --      1.00
                                               ---------                             -------
                                               1,658,250                             166,125
                                               =========                             =======

     Stock options exercisable at December 31, 1997, 1998 and 1999 amounted to 0, 48,000 and 166,125, respectively.

                                 NOVIENT, INC.

     The Company applies APB Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements, unless the deemed fair value exceeded the stock option exercise price. If the Company had determined compensation cost based on the fair value at the date of grant for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net (loss) income would have been increased (reduced) to the pro forma amounts indicated below:

                                                           YEARS ENDED DECEMBER 31,
                                                      ----------------------------------
                                                        1997       1998         1999
                                                      --------   --------   ------------
Net (loss) income available to common shareholders:
  As reported.......................................  $(61,501)  $170,800   $(24,477,815)
  Pro forma.........................................   (61,925)   168,659    (24,505,299)
(Loss) income per share:
  As reported, basic and diluted....................      (.01)       .03          (4.90)
  Pro forma, basic and diluted......................      (.01)       .03          (4.91)

6.  EMPLOYEE BENEFIT PLAN

     The Company established a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) during 1999. The plan covers substantially all employees subject to certain minimum age and service requirements. Contributions to the plan by employees are voluntary. The Company may match part of the employee's contributions subject to annual approval by the board of directors. The Company made no matching contributions to the plan during 1999.

7.  COMMITMENTS

     The Company has entered into various operating leases which expire at various times through 2004. At December 31, 1999, future minimum lease payments were as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $  687,780
2001........................................................     657,329
2002........................................................     642,240
2003........................................................     625,680
2004........................................................     387,328
                                                              ----------
                                                              $3,000,267
                                                              ==========

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was $14,648, $12,488, and $242,491, respectively.

8.  SIGNIFICANT CUSTOMER INFORMATION AND REPORTING

(A) SEGMENT REPORTING

     During 1999, the Company adopted the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the operations within the Company for making operational decisions and assessments of financial performance.

                                 NOVIENT, INC.

     The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the CEO is identical to the information presented in the accompanying statements of operations and the Company has no significant foreign operations. Therefore, the Company operates in a single operating segment, which is Internet software.

(B) MAJOR CUSTOMERS

     Revenues from customers greater than 10% of total revenues for each of the years ended December 31, 1997, 1998, and 1999 follows:

                                                           YEARS ENDED DECEMBER 31,
                                                      ----------------------------------
REVENUES                                                1997        1998         1999
--------                                              --------   ----------   ----------
Customer A..........................................  $ 24,000   $       --   $       --
Customer B..........................................    54,148           --           --
Customer C..........................................    36,870           --           --
Customer D..........................................        --      608,492           --
Customer E..........................................        --      536,285    1,423,672
Customer F..........................................        --           --      649,725
Customer G..........................................        --           --      603,651
                                                      --------   ----------   ----------
                                                      $115,018   $1,144,777   $2,677,048
                                                      ========   ==========   ==========

     Amounts receivable from these significant customers were $738,425 and $633,321 at December 31, 1998 and 1999, respectively.

9.  SUBSEQUENT EVENT

  Acquisition Of WebProject, Incorporated

     In April 2000, the Company acquired all the outstanding common stock of WebProject, Incorporated of San Mateo, California for 1,044,519 common shares of the Company and $1.5 million of cash. In addition, the Company has agreed to an earnout arrangement for up to an additional $6 million in consideration, contingent upon the achievement of certain levels of revenues and certain customer referrals for the year ending December 31, 2000. The acquisition will be accounted for using the purchase method of accounting. The preliminary allocation of the fair value of assets acquired and liabilities assumed resulted in goodwill, representing the excess of purchase price over net assets acquired, of approximately $9.5 million, which will be amortized over its estimated useful life of two years, based on the Company's estimation of the useful life of the technology acquired.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
WebProject, Incorporated:

     We have audited the accompanying balance sheets of WebProject, Incorporated (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity, and cash flows for the period from February 4, 1998 (date of inception) through December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WebProject, Incorporated as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from February 4, 1998 (date of inception) through December 31, 1998 and the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Atlanta, Georgia
June 27, 2000

                            WEBPROJECT, INCORPORATED

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998     1999     MARCH 31, 2000
                                                              ------   -------   --------------
                                                                                  (UNAUDITED)
                           ASSETS
Current assets:
  Cash......................................................  $6,255   $24,971      $ 52,927
  Accounts receivable.......................................      --    43,939        64,545
                                                              ------   -------      --------
          Total current assets..............................  $6,255   $68,910      $117,472
                                                              ======   =======      ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   --   $14,162      $ 20,769
  Payroll taxes payable.....................................      --     7,349         7,349
  Other accrued expenses....................................   2,392     9,465        42,540
  Advances from shareholders................................      --    32,438         5,000
                                                              ------   -------      --------
          Total current liabilities.........................   2,392    63,414        75,658
                                                              ------   -------      --------
Shareholders' equity:
  Common stock -- no par value; authorized 10,000,000
     shares; 2,000,000, 2,072,790 and 2,072,790 shares
     issued and outstanding at December 31, 1998 and
     December 31, 1999 and March 31, 2000, respectively.....      --        --            --
  Additional paid-in capital................................     500       500           500
  Retained earnings.........................................   3,363     4,996        41,314
                                                              ------   -------      --------
          Total shareholders' equity........................   3,863     5,496        41,814
                                                              ------   -------      --------
                                                              $6,255   $68,910      $117,472
                                                              ======   =======      ========

                See accompanying notes to financial statements.

                            WEBPROJECT, INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                     PERIOD FROM
                                                  FEBRUARY 4, 1998                         THREE
                                                       THROUGH         YEAR ENDED       MONTHS ENDED
                                                    DECEMBER 31,      DECEMBER 31,       MARCH 31,
                                                  -----------------   ------------   ------------------
                                                        1998              1999        1999       2000
                                                  -----------------   ------------   -------   --------
                                                                                        (UNAUDITED)
Revenues:
  Software license fees.........................       $20,743          $156,046     $ 5,989   $154,946
  Service fees..................................         2,750            60,158      17,292     14,863
                                                       -------          --------     -------   --------
          Total revenues........................        23,493           216,204      23,281    169,809
Cost of revenues................................            --            25,370       1,800     14,258
                                                       -------          --------     -------   --------
          Gross profit..........................        23,493           190,834      21,481    155,551
                                                       -------          --------     -------   --------
Operating expenses:
  General and administrative....................        18,640           111,959      10,467     50,578
  Research and development......................            --            76,110       5,400     42,772
                                                       -------          --------     -------   --------
          Total operating expenses..............        18,640           188,069      15,867     93,350
                                                       -------          --------     -------   --------
          Income from operations................         4,853             2,765       5,614     62,201
Interest expense................................            --                --          --     (1,671)
                                                       -------          --------     -------   --------
          Income before taxes...................         4,853             2,765       5,614     60,530
Income tax expense..............................         1,490             1,132       2,246     24,212
                                                       -------          --------     -------   --------
          Net income............................       $ 3,363          $  1,633     $ 3,368   $ 36,318
                                                       =======          ========     =======   ========

                See accompanying notes to financial statements.

                            WEBPROJECT, INCORPORATED

                       STATEMENTS OF SHAREHOLDERS' EQUITY

             PERIOD FROM FEBRUARY 4, 1998 THROUGH DECEMBER 31, 1998
 AND THE YEAR ENDED DECEMBER 31, 1999 AND THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)

                                                 COMMON STOCK       ADDITIONAL                    TOTAL
                                              -------------------    PAID-IN      RETAINED    SHAREHOLDERS'
                                                SHARES     AMOUNT    CAPITAL      EARNINGS       EQUITY
                                              ----------   ------   ----------   ----------   -------------
Initial capitalization......................   2,000,000   $   --     $  500      $    --        $   500
Net income..................................          --       --         --        3,363          3,363
                                              ----------   ------     ------      -------        -------
Balance at December 31, 1998................   2,000,000       --        500        3,363          3,863
Issuance of common stock....................      72,790       --         --           --             --
Net income..................................          --       --         --        1,633          1,633
                                              ----------   ------     ------      -------        -------
Balance at December 31, 1999................   2,072,790       --        500        4,996          5,496
Net income..................................          --       --         --       36,318         36,318
                                              ----------   ------     ------      -------        -------
Balance at March 31, 2000 (unaudited).......   2,072,790   $   --     $  500      $41,314        $41,814
                                              ==========   ======     ======      =======        =======

                See accompanying notes to financial statements.

                            WEBPROJECT, INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                      PERIOD FROM                           THREE
                                                    FEBRUARY 4, 1998    YEAR ENDED      MONTHS ENDED
                                                        THROUGH        DECEMBER 31,       MARCH 31,
                                                      DECEMBER 31,     ------------   -----------------
                                                          1998             1999        1999      2000
                                                    ----------------   ------------   ------   --------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................       $3,363          $  1,633     $3,368   $ 36,318
  Adjustments to reconcile net income to net cash
     (used in) provided by operating
     activities:..................................
     Changes in operating assets and liabilities:
       Accounts receivable........................           --           (43,939)        --    (20,606)
       Accounts payable...........................           --            14,162         --      6,607
       Payroll taxes payable......................           --             7,349         --         --
       Other accrued expenses.....................        2,392             7,073      2,829     33,075
                                                         ------          --------     ------   --------
          Net cash provided by (used in) operating
            activities............................        5,755           (13,722)     6,197     55,394
                                                         ------          --------     ------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..........          500                --         --         --
  Proceeds from advances from shareholders........           --            32,438         --         --
  Repayment of advances from shareholders.........           --                --         --    (27,438)
                                                         ------          --------     ------   --------
          Net cash provided by financing
            activities............................          500            32,438         --    (27,438)
                                                         ------          --------     ------   --------
          Net increase in cash and cash
            equivalents...........................        6,255            18,716      6,197     27,956
Cash and cash equivalents at beginning of
  period..........................................           --             6,255      6,255     24,971
                                                         ------          --------     ------   --------
Cash and cash equivalents at end of period........       $6,255          $ 24,971     12,452   $ 52,927
                                                         ======          ========     ======   ========

                See accompanying notes to financial statements.

                            WEBPROJECT, INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BUSINESS

     WebProject, Incorporated (the "Company") designs, develops, markets, and licenses Java-based project management and collaboration software that allows users to capture, access and share project and enterprise information through a project portal Internet page directly from the user's browser.

(B) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Historical results are not necessarily indicative of results to be expected in the future.

(C) UNAUDITED INTERIM INFORMATION

     The accompanying interim financial statements for the three months ended March 31, 1999 and 2000 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows. Historical results are not necessarily indicative of results to be expected in the future.

(D) REVENUE RECOGNITION

     The Company has adopted the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as software products, maintenance and support and consulting services.

  Software License Fees

     Revenues from software license fees are recognized upon shipment of the software if collection is probable, the fee is fixed or determinable, and there is evidence of an arrangement.

  Service Fees

     Revenues derived from services include maintenance fees, and consulting and training fees and are recognized over the service period and as transactions are processed. Maintenance fees are generally billed on a monthly basis and include fixed fees for customer support and product updates. Revenues from consulting and training services are recognized as services are performed.

(E) CASH AND CASH EQUIVALENTS

     The Company considers highly liquid instruments with original maturities of three months or less to be cash equivalents.

(F) RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     All research and development costs are expensed as incurred.

                            WEBPROJECT, INCORPORATED

     The Company expenses all software development costs associated with establishing the technological feasibility of new or enhanced products or systems. The Company defines technological feasibility as the completion of trial testing of the new or enhanced products or systems. Because of the short period of time between the completion of trial testing and the release of new or enhanced products or systems to customers, capitalized software development costs have not been significant.

(G) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H) FINANCIAL INSTRUMENTS

     The carrying value of the Company's cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these assets and liabilities.

(I) COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, the Company has no other comprehensive income and thus comprehensive income equals net income.

2.  INCOME TAXES

     Income tax expense for the period from February 4, 1998 through December 31, 1998 and the year ended December 31, 1999 consists of the following:

                                                              CURRENT   DEFERRED   TOTAL
                                                              -------   --------   ------
1998:
  Federal...................................................  $  690     $   --    $  690
  State.....................................................     800         --       800
                                                              ------     ------    ------
                                                              $1,490     $   --    $1,490
                                                              ======     ======    ======
1999:
  Federal...................................................  $  332     $   --    $  332
  State.....................................................     800         --       800
                                                              ------     ------    ------
                                                              $1,132     $   --    $1,132
                                                              ======     ======    ======

                            WEBPROJECT, INCORPORATED

     A reconciliation of income tax expense at the Federal income tax rate of 34% to actual income tax expense for the period from February 4, 1998 through December 31, 1998 and the year ended December 31, 1999 is as follows:

                                                               1998     1999
                                                              ------   ------
Computed "expected" income tax expense......................  $1,650   $  940
Increase (decrease) in income taxes resulting from:
  State income taxes, net of Federal income tax effect......     528      528
  Nondeductible items.......................................     185       84
  Benefit of lower bracket rate.............................    (873)    (420)
                                                              ------   ------
                                                              $1,490   $1,132
                                                              ======   ======

3.  RENT EXPENSE

     Rent expense for the period from February 4, 1998 through December 31, 1998 and the year ended December 31, 1999 was $-0- and $1,845, respectively. The Company has no long term lease commitments.

4.  CONCENTRATIONS OF CREDIT RISK

(A) FINANCIAL INSTRUMENTS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains all of its cash with a single financial institution.

(B) MAJOR CUSTOMERS

     Revenues from individual customers greater than 10% of total revenues for the period from February 4, 1998 through December 31, 1998 and the year ended December 31, 1999 are as follows:

REVENUES                                                       1998       1999
--------                                                      -------   --------
Customer A..................................................  $10,000   $  2,240
Customer B..................................................    6,510         --
Customer C..................................................       --     67,830
Customer D..................................................       --     35,613
                                                              -------   --------
                                                              $16,510   $105,683
                                                              =======   ========

     Amounts receivable from these significant customers were $-0- and $29,297 at December 31, 1998 and 1999, respectively.

(C) FOREIGN CUSTOMERS

     Revenues from foreign customers for the period from February 4, 1998 through December 31, 1998 and the year ended December 31, 1999 were $-0- and $31,535, respectively.

5.  SUBSEQUENT EVENT

  Acquisition by Novient, Inc.

     In April 2000, all outstanding common stock of Company was acquired by Novient, Inc., a Georgia corporation. The consideration was 1,044,519 common shares of Novient, Inc. and $1.5 million of cash paid by Novient, Inc. In addition, there is an earnout arrangement for up to an additional $6 million in consideration, contingent upon the achievement of certain levels of revenues and certain customer referrals by the Company for the year ending December 31, 2000. The acquisition will be accounted for using the purchase method of accounting.

                                     [LOGO]

                                 NOVIENT, INC.

     UNTIL                  2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WHEN SELLING THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $ 19,800
National Association of Securities Dealers, Inc. fee........     8,000
Nasdaq Stock Market listing fee.............................     5,000
Accounting fees and expenses................................         *
Legal fees and expenses.....................................         *
Blue Sky fees and expenses..................................         *
Transfer Agent's fees and expenses..........................         *
Printing and engraving expenses.............................         *
Miscellaneous...............................................         *
                                                              --------
          Total expenses....................................  $      *
                                                              ========

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Georgia law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Georgia law.

     Our bylaws require us to indemnify our directors and officers against all liabilities to the fullest extent permitted under Georgia law and to advance all reasonable expenses incurred in a proceeding where the director or officer was either a party or a witness because he or she was a director.

     We have entered into agreements that require us to indemnify our directors and our officers to the fullest extent permitted under Georgia law. In addition, we have agreed to defend, hold harmless and indemnify our directors and officers against any obligations to pay a judgment, penalty, fine, expenses and settlement amounts in connection with any action, suit or proceeding brought by reason of the fact that he or she is a director or officer, as the case may be, of our company or is serving, at our request, as a director, officer, employee, agent or consultant of another entity. No indemnification will be provided for any misappropriation of any business opportunity of ours, any act or omission involving intentional misconduct or a knowing violation of law, any transaction from which an improper personal benefit was received or any improper distribution to our shareholders. Further, we will pay expenses incurred by directors and officers in defending any covered action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. We believe that these agreements, as well as the provisions contained in our articles and bylaws described above, are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors pursuant to the provisions of our charter documents, Georgia law or the agreements described above, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The underwriting agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain of our officers, directors and controlling persons may be entitled to be indemnified by the underwriters named therein.

     We also have purchased a director and officers liability insurance policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Except as described below, there have been no securities sold by us within the last three years that were not registered under the Securities Act.

     On September 12, 1997, we sold an aggregate of 218,750 shares of series A convertible preferred stock and a warrant to acquire up to 75,000 shares of series A preferred stock to Intelligent Systems Corporation at an aggregate offering price of $175,000.

     On October 30, 1997, we sold an aggregate of 300,000 shares of common stock to Ralph Caldwell and Judith Caldwell, Robert Braman and Venture Capital Partners at an aggregate offering price of $100,000.

     On March 3, 1998, we sold an aggregate of 75,000 shares of common stock to Samuel Kaye at an aggregate offering price of $25,000.

     On March 3, 1999, we sold an aggregate of 2,898,000 shares of series B convertible preferred stock to Noro-Moseley Partners IV, L.P., Hummer Winblad Venture Partners III, L.P. and Hummer Winblad Technology Fund III, L.P. at an aggregate offering price of $4 million.

     On January 4, 2000, we issued a warrant to acquire up to 10,281 shares of series C convertible preferred stock to Imperial Bank in connection with the establishment of a credit arrangement.

     On January 31, 2000, we sold 100,000 shares of common stock to R. Halsey Wise, our President and Chief Operating Officer, at an aggregate purchase price of $100,000.

     On February 24, 2000, we sold an aggregate of 3,265,000 shares of series C convertible preferred stock to Mellon Ventures, L.P., First Union Capital Partners, Inc., R-H Capital Partners, L.P., Lovett Miller Venture Fund II, L.P., Noro-Moseley Partners IV, L.P., Noro-Moseley Partners IV-B, L.P., Hummer Winblad Venture Partners Fund IV, L.P. and Hummer Winblad Technology Fund IV, L.P., at an aggregate offering price of $25 million.

     On February 24, 2000, we sold an aggregate of 31,250 shares of common stock to Lori Siegel upon the exercise of stock options at an aggregate exercise price of $0.33.

     On February 24, 2000, we sold an aggregate of 11,250 shares of common stock to Elizabeth Sharp upon the exercise of stock options at an aggregate exercise price of $0.33

     On February 28, 2000, we sold 100,000 shares of common stock to David Keil, our Executive Vice President of Business Development, at an aggregate purchase price of $100,000.

     On April 20, 2000, we issued an aggregate of 1,044,519 shares of common stock in connection with our acquisition of WebProject, Incorporated, in exchange for all of the issued and outstanding shares of capital stock of the former shareholders of WebProject, Incorporated.

     On May 31, 2000, we issued a warrant to acquire up to 160,000 shares of common stock to Andersen Consulting in connection with the execution of a Master Alliance Agreement, which agreement is included as Exhibit 10.5 hereto.

     Since the adoption of our stock option plan, we have issued options to certain employees, consultants and others to purchase an aggregate of 2,713,750 shares of common stock at a weighted-average exercise price of $2.50 per share.

     The warrants and the shares of common stock, series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock described in this Item 15 were issued in reliance on the exemption provided by Section 4(2) and/or Rule 506 of Regulation D promulgated under to the Securities Act. The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in this Item 15 were issued in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder, as well as Section 4(2) of the Securities Act. Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 1.1*      --  Form of Underwriting Agreement.
 3.1*      --  Amended and Restated Articles of Incorporation of the
               Registrant.
 3.2*      --  Amended and Restated Bylaws of the Registrant.
 4.1*      --  See Exhibits 3.1 and 3.2 for provisions of the Amended and
               Restated Articles of Incorporation and Amended and Restated
               Bylaws of the Registrant defining rights of the holders of common stock of the Registrant.
 4.2*      --  Specimen Stock Certificate.
 5.1*      --  Opinion of Morris, Manning & Martin, L.L.P., counsel to the
               Registrant, as to the legality of the shares being
               registered.
10.1       --  Lease, dated July 30, 1999, by and between Registrant and
               Piedmont Office Center, Inc.
10.2       --  Form of License Agreement.
10.3       --  1997 Stock Option Plan.
10.4       --  Amendment No. 1 to 1997 Stock Option Plan.
10.5**     --  Master Alliance Agreement, dated May 31, 2000, by and
               between the Registrant and Andersen Consulting.
10.6       --  Investor Rights Agreement, dated February 24, 2000, by and among the Registrant and the investors named therein.
10.7       --  Amendment to Investor Rights Agreement, dated May 31, 2000, by and among the Registrant and the investors named therein.
10.8       --  Form of Indemnification Agreement.
10.9*      --  Form of Employment Agreement.
21.1       --  List of Subsidiaries.
23.1       --  Consent of KPMG LLP.
23.2       --  Consent of KPMG LLP.
23.3*      --  Consent of Morris, Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
24.1       --  Powers of Attorney (included on signature page).
27.1       --  Financial Data Schedule (for SEC use only).
27.2       --  Financial Data Schedule (for SEC use only).

---------------

* To be filed by amendment.

** We intend to request confidential treatment of certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement will be filed separately with the Securities and Exchange Commission.

     (b) Financial Statement Schedules.

                                 NOVIENT, INC.
                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

                                     BALANCE AT    (1) CHARGED TO
                                    BEGINNING OF     COSTS AND      (2) CHARGED TO                BALANCE AT END
           DESCRIPTION                  YEAR          EXPENSES      OTHER ACCOUNTS   DEDUCTIONS      OF YEAR
           -----------              ------------   --------------   --------------   ----------   --------------
Year ended December 31, 1997......    $     --        $     --         $     --       $     --       $     --
Year ended December 31, 1998......          --         125,000               --             --        125,000
Year ended December 31, 1999......     125,000              --               --             --        125,000

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 14th day of July, 2000.

                                        NOVIENT, INC.

                                        By:        /s/ MARK E. KOPCHA
                                           -------------------------------------
                                                      Mark E. Kopcha
                                           Chief Executive Officer and Chairman
                                                        of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark E. Kopcha and R. Halsey Wise, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----

                /s/ MARK E. KOPCHA                   Chief Executive Officer and Chairman  July 14, 2000
---------------------------------------------------    of the Board (Principal Executive
                  Mark E. Kopcha                       Officer)

                /s/ R. HALSEY WISE                   President, Chief Operating Officer    July 14, 2000
---------------------------------------------------    and Director
                  R. Halsey Wise

             /s/ ANTHONY COLALUCA, JR.               Chief Financial Officer (Principal    July 14, 2000
---------------------------------------------------    Financial and Accounting Officer)
               Anthony Colaluca, Jr.

              /s/ R. RUSSELL CALDWELL                Chief Technology Officer and          July 14, 2000
---------------------------------------------------    Director
                R. Russell Caldwell

           /s/ BURTON B. GOLDSTEIN, JR.              Director                              July 14, 2000
---------------------------------------------------
             Burton B. Goldstein, Jr.

                /s/ ALAN J. TAETLE                   Director                              July 14, 2000
---------------------------------------------------
                  Alan J. Taetle

              /s/ MICHAEL S. MCQUARY                 Director                              July 14, 2000
---------------------------------------------------
                Michael S. McQuary